The Three Rs



Career Education Corporation
2007 Annual Report

Recognize.
Redefine.
Reach.



To Our Stockholders and the Career Education Corporation Team:

recognize

redefine

reach

CEC Mission: Career Education Corporation is a global educational company committed to quality outcomes and career opportunities for a diverse student population.

Recognize. Redefine. Reach. Despite the adversities Career Education has faced in the recent past, I quickly recognized that our organization comprises strong, dedicated employees who work hard every day to teach and support our students in their academic pursuits. It is our employees and history of strong student outcomes and success that make me proud and optimistic that our future will be bright.

In what was a challenging year, it is important to recognize that we had much to be proud of and to celebrate in 2007. We had a graduate run for judge, another opened his own sports management firm and a former design student recently won the Bravo Channel® "Project Runway™" competition. Six of our Sanford-Brown health institutions and two of our culinary schools were honored nationally by their accreditors for demonstrating a commitment to the expectations and rigors of accreditation. Colorado Technical University was awarded the 2007 Institution Award by the Council of College and Military Educators for its significant contributions to the cause of military education.

We put several major legal and regulatory issues behind us, including shareholder derivative litigation, as well as Securities and Exchange Commission (SEC) and Justice Department inquiries, with no actions taken against the company. We also believe that we have successfully resolved several of our major class actions. Importantly, in December of 2007, the Commission on Colleges for the Southern Association of Colleges and Schools (SACS) removed American InterContinental University from two years of probation. The learnings and improvements from that experience have strengthened the University, and are being implemented companywide to increase the standard of excellence in every one of our institutions.

Recognize. **Redefine.** Reach. We spent considerable time in 2007 redefining how Career Education would conduct business in the future.

Our company is one of the largest in the postsecondary education industry and has more than 15 different brands providing education to students in 22 states and four countries both at traditional on-ground campuses and online. This business diversity makes it important that we align our company's Mission, Core Values, High Performance Principles and Strategic Choices to provide a common context for our employees in guiding behavior, performance and decision-making.

To better focus our resources and energy on the actions that will be most impactful for the organization and to allow us to become more competitive on a sustained basis, we committed to five core business strategies:

- Grow our core educational institutions;
- Improve academic and operational effectiveness;
- Enter new markets;
- Build our reputation and external relationships; and
- Grow and develop our people.

These choices have implications for our collective actions going forward, and are discussed in more detail in the body of this year's Annual Report.

In early 2008 we undertook a companywide restructuring to eliminate redundancies, scale select business services through shared operations and create more consistent management processes. We formed Strategic Business

Financial Highlights

For the Year Ending December 31,	2007	2006	2005	2004	2003
Selected Statement of Income Data					
(Dollars in thousands, except per share amounts)					
Total Revenue	**$1,674,882**	$1,805,818	$1,854,581	$1,505,105	$ 955,962
Educational Services and Facilities Expense	**593,659**	563,244	543,827	467,840	331,600
General and Administrative Expense	**876,801**	918,090	861,289	699,321	409,897
Depreciation and Amortization Expense	**78,183**	77,495	68,217	48,272	35,858
Goodwill and Asset Impairment	**5,821**	90,150	–	–	–
Operating Income	**120,418**	156,839	381,248	289,672	178,607
Operating Profit Margin Percentage	**7%**	9%	21%	19%	19%
Total Other Income, Net	**23,259**	20,936	14,268	3,752	3,802
Provision for Income Taxes	**48,175**	89,336	147,922	115,169	73,604
Income from Continuing Operations	**95,502**	88,439	247,594	178,255	108,805
(Loss) Income from Discontinued Operations, net	**(35,949)**	(41,870)	(13,716)	1,364	3,999
Net Income	**$ 59,553**	$ 46,569	$ 233,878	$ 179,619	$ 112,804
Net Income per Share – Diluted:					
Income from Continuing Operations	**$ 1.01**	$ 0.90	$ 2.39	$ 1.70	$ 1.08
(Loss) Income from Discontinued Operations	**(0.38)**	(0.43)	(0.13)	0.01	0.04
Net Income	**$ 0.63**	$ 0.47	$ 2.26	$ 1.71	$ 1.12
Selected Balance Sheet Data					
(In thousands)					
Assets:					
Cash, Cash Equivalents, and Investments	**$ 382,096**	$ 447,619	$ 401,307	$ 316,009	$ 144,143
Total Assets	**1,366,466**	1,419,802	1,495,303	1,375,512	1,118,298
Total Liabilities	**468,743**	423,924	459,054	390,681	389,129
Treasury Shares	**(75,023)**	(366,319)	(200,158)	–	–
Total Stockholders' Equity	**$ 886,108**	$ 982,401	$1,036,247	$ 984,831	$ 729,169
Selected Statement of Cash Flows Data					
(In thousands)					
Net Cash Provided by Operating Activities	**$ 222,075**	$ 216,390	$ 378,225	$ 376,154	$ 233,287
Net Cash Provided by (Used in) Investing Activities	**4,813**	(56,453)	(399,537)	(141,770)	(190,446)
Net Cash (Used in) Provided by Financing Activities	**(185,718)**	(111,239)	(189,703)	(50,915)	81,409
Capital Expenditures	**$ 57,586**	$ 69,473	$ 125,626	$ 142,781	$ 100,272

Comparison of Cumulative Five-Year Total Shareholder Return

(Based on $100 invested on December 31, 2002 and assumes the reinvestment of all dividends.)

- Career Education Corporation (CEC)
- S&P 500 Index
- Peer Group



$250
$200
$150
$100
$50
0
2002
2003
2004
2005
2006
2007

The graph above shows a comparison of cumulative total returns for CEC, the Standard & Poor's 500 Index and an index of peer companies selected by CEC. The companies in the peer index are weighted according to their market capitalization as of the end of each period for which a return is indicated. Included in the peer index are the following companies whose primary business is postsecondary education: Apollo Group, Inc., Corinthian Colleges, Inc., DeVry, Inc., ITT Educational Services, Inc., and Strayer Education, Inc. Education Management Corporation was excluded from the peer index since it became a private company in 2006. The performance graph begins with CEC's $20.00 per share closing price on December 31, 2002 (as adjusted to reflect the 2-for-1 stock split effected in the form of a stock dividend paid on August 22, 2003).

Units (SBUs) aligned by key market segment to enhance brand focus and operational alignment within each segment. Beginning in the first quarter of 2008, our business will be realigned and reported by the following SBUs: Art and Design, Culinary Arts, Health Education, University and International. In addition, there will be a Transitional Schools division to manage each of the schools that are in the process of a teach-out.

The restructuring was designed to allow the company to better capitalize on size and scale through the development of centralized, shared services that deliver certain business services to the SBUs and campuses with greater quality, speed and cost-effectiveness. Inherent in the restructuring is the streamlining of corporate support functions and a keener focus on process consistency and best practice sharing in a number of areas, including strategic planning, information management, admissions and people management. We anticipate seeing process and operational improvements throughout 2008 as a result of the restructuring.

CEC Values:


Integrity
Respect
Diversity
Social Responsibility
Excellence
Students
Employees

Recognize. Redefine. **Reach.** During the summer and early fall of 2007, our management teams worked to develop more robust five-year plans that were shared with our Board of Directors in late October. The Board challenged our teams to think broadly but realistically about our business. They also challenged us to think aspirationally and to reach for outcomes and operational improvements that when achieved will restore our company as the premier provider of postsecondary education.

In 2007 and early 2008, we took the first critical steps to prepare the company for long-term sustainable growth. We recognized in 2007 that we needed to strengthen our leadership team as we redefined our strategy for the future. During the latter half of 2007, we added experienced professionals to the team, who are already bringing new insights and progressive thinking about the direction of the company. As I have said consistently since my arrival, we have tremendous and motivated employees—many of whom have stepped up their personal performance to help move us forward. I am grateful to them and to our Board for their support and confidence.

We have hard work ahead, but also great opportunity to reach for what we know we can become: an organization renowned for quality education and outcomes—one that consistently delivers on its promises to all stakeholders.

Thank you for being a part of our achievement and for your continued support as we work to reach our promise.

Sincerely,



Gary E. McCullough
President and Chief Executive Officer
March 19, 2008

Grow our core educational institutions.

The diversity of our educational offerings continues to offer robust opportunities for our students. Our primary areas of focus are Business, Art and Design, Culinary Arts, Health Education and Information Technology. We are redefining the way we communicate with and serve our students by delivering our educational programs in different ways, be it on-ground at one of our 75-plus campuses, fully online or a blend of on-ground and online.

During 2007, we were able to return our institutions to a growth mode. We made operational improvement in several of our key metrics and we ended the year with double-digit new start growth and mid-single-digit student population growth. At the same time, we started the process of evaluating each of our domestic brands to identify and market the aspects that differentiate each brand from its respective competitors. As part of this process, we recognized that there is strength in the diversity of our business mix, and that not all brands require or deserve the same amount of time and resources.

This strategic choice reflects the reality that five institutions contribute the majority of the operating income of our domestic business. It is imperative that those institutions—American InterContinental University (AIU), Colorado Technical University (CTU), International Academy of Design & Technology (IADT), Le Cordon Bleu North America Culinary Schools (LCB) and Sanford-Brown Colleges and Institutes—remain vibrant and growing. We recognize that we have a number of outstanding smaller, more specialized institutions. However, this choice will drive us to be more judicious in allocating our internal resources.


WHATEVER IT IS YOU DO.
BE THE MASTER@IT
FAST

Schools are located in key market areas with diverse educational offerings.



Online capabilities provide students with flexible alternatives in pursuing their degrees.

Improve academic and operational effectiveness.

This strategic choice means, quite simply, that we will strive for continuous improvement. We made significant progress in addressing legal, regulatory and accreditation issues during the course of the year. We examined our margin degradation and started working toward better aligning our cost structure to our current revenue levels, enabling us to gain further leverage as we grow. We began the process of addressing high marketing and admissions costs by eliminating nonproductive media, resizing our admissions organization and providing students with more personalized admissions advising.

We announced plans to teach out 14 of our schools and campuses, that now make up our new Transitional Schools division. We have an experienced leader who will run this division, providing the necessary focus to allow us to wind down the operations of these campuses in the most cost-efficient manner while making sure that every student is served until the end of his or her program.

We will focus on continuous improvement in the academic area: consistency of curricula and programs to improve brand differentiation and equity and sharing of best practices. Operationally, we will continuously evaluate processes and systems to identify opportunities for improving service or to decrease costs.

- Opened four new school locations
- Launched 40 new programs and concentrations
- Acquired world-renowned fashion design schools
- Launched IADT Online

Enter new markets.



...r Culinary Arts have
...mestically in appealing
...markets.



Mentoring gives students an opportunity to work with alumni who provide real-world insights to work environments and valuable advice for their future.

- Employees: increasing awareness, skills and accountability
- Leadership: vision, transparency and accessibility
- Schools: telling their stories
- Alumni: connections and networks
- Employers: meeting their needs and sharing successes
- Community: building partnerships and increasing involvement
- Legislators: educating and listening
- Accreditors and regulators: enhancing relationships

Build our reputation and external relationships.

Over the last few years, the legal, regulatory and accreditation challenges the company has faced, and the negative press they have engendered, have taken a significant toll on the reputation of the company and several of our schools. During 2007, many of these issues were resolved with positive outcomes.

It is critical that we work proactively to build our reputation—through our schools locally and internationally as an organization. There are no shortcuts to a strong reputation and productive relationships with accreditors, employees and other key external stakeholders. Indeed, it must happen from the inside out. Leadership must lead the way, providing consistent and transparent communication and accessibility. As we deepen our local community involvement, develop alumni networks and enhance our relationships with accreditors and regulators, there must be one constant: integrity in everything we do, every day.

We are committed to building and maintaining an industry-leading compliance program and have developed rules, policies and standards to guide the conduct of our employees. Our compliance objectives include the development of processes and controls to help ensure compliance with applicable rules, standards and laws. We believe that a key to meeting these objectives is our continued emphasis on individual and organizational responsibility for compliance.

We will maintain consistent and sincere efforts in this area to deliver strong student outcomes and earn the trust of all our stakeholders.

Grow and develop our people.

Career Education understands the value its employees deliver every day to ensure that the organization's mission of delivering quality outcomes and career opportunities to a diverse student population occurs seamlessly across all of its campuses. Career Education also recognizes its obligation to provide employees with opportunities to grow and develop their skills and capabilities in order to perform at higher levels and contribute towards the organization's overall growth and success.

Historically, one of the company's challenges has been unacceptably high employee turnover. This year we started on a journey toward building a stronger culture of highly engaged employees across all levels and locations of the organization. While immediate efforts have centered around a stronger commitment towards strengthened employee communication and inclusion, a significant part of our efforts and focus going forward will be on providing our employees with formalized career development plans and implementing new leadership development and employee training programs. Further, we have strengthened our performance management process, referred to as "Performance Excellence," to include stronger opportunities for employees to work more closely with their managers in identifying growth and development opportunities and plans for improvement.

One significant step in strengthening our culture and employee engagement was the redefinition and rollout of our Mission, Values and High Performance Principles. Our shared values and principles not only provide a common context for guiding behavior, but also help to effectively manage crises by allowing quick response while remaining aligned with each other and the values ingrained in our culture. We began to roll out these values and principles in early 2008, in an extensive interactive and ongoing process, to every employee in the company. Our goal is to ensure that all employees in the organization understand what these values and principles mean to them individually as they go about their jobs every day. We will continue to focus on creating a culture characterized by empowered decision-making, individual accountability, teamwork, prudent risk-taking and a passionate, winning spirit.



The perspectives and expertise of faculty and administrators keep the learning experience fresh for our students.

Markets At-a-Glance

BUSINESS Business programs throughout CEC range from Business Administration and Marketing to Criminal Justice, among others. Students may earn an associate, bachelor's, master's or doctoral degree, preparing them to enter today's demanding, global business world at the appropriate level in fields such as accounting, social services, management or international business. Business ranks as the largest area of study (44 percent) within the CEC system and is offered predominantly in the University SBU: American InterContinental University (AIU), Colorado Technical University (CTU) and Briarcliffe College.

ART AND DESIGN Twenty-one percent of CEC students enroll in Art and Design studies, focusing on programs in the graphic, fashion, game and interior design fields. Degrees include associate, bachelor's and master's, and each delivers the theoretical and technical skills necessary to succeed in the design area of choice. Positions after graduation generally begin at an entry level, such as game testers and assistant buyers, and may lead to more advanced positions, such as game producer and costumer. Schools include the International Academy of Design & Technology (IADT), Harrington College of Design, Brooks Institute, and Brown and Collins Colleges.

CULINARY ARTS Almost 12 percent of CEC students enroll in culinary or related programs, such as pâtisserie and baking or hospitality and restaurant management. Students who complete their programs in the Le Cordon Bleu North America schools earn the coveted Le Cordon Bleu Diplomê at the associate or bachelor's degree level, gaining hands-on experience in each campus's restaurant and at an externship site. Kitchen Academy students earn a certificate in either culinary arts or baking and pastry. Employment opportunities include positions in restaurants, resorts and hotels and on cruise ships. Campuses are located in major cities across the United States, including San Francisco, Miami, Phoenix and Los Angeles, and draw students from around the country for study.

HEALTH EDUCATION Health Education comprises mainly the Sanford-Brown Colleges and Institutes, as well as Missouri College and the Western Schools in Pennsylvania. Programs range from those with basic clinical skills, such as medical assisting, massage therapy and dental care, to skill-specific programs, such as diagnostic medical sonography, cardiovascular technology and radiology. More than 16 percent of CEC students enroll in the healthcare education certificate and associate programs, with the goal of gaining a position in a hospital, doctor's office or clinical setting.

INFORMATION TECHNOLOGY Information Technology represents 7 percent of CEC's student program concentration. Information Technology programs are offered at all degree levels in both the University and Art and Design SBUs. Programs include computer programming, information technology, networking, telecommunications and Web design. Graduates move into a variety of positions related to degree type and concentration. Positions include database librarian, help-desk support, network administrator, telecommunications technician and Web designer.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion below contains "forward-looking statements," as defined in Section 21E of the Securities Exchange Act of 1934, as amended, that reflect our current expectations regarding our future growth, results of operations, cash flows, performance and business prospects, and opportunities, as well as assumptions made by, and information currently available to, our management. We have tried to identify forward-looking statements by using words such as "anticipate," "believe," "plan," "expect," "intend," "will," and similar expressions, but these words are not the exclusive means of identifying forward-looking statements. These statements are based on information currently available to us and are subject to various risks, uncertainties, and other factors, including, but not limited to, those matters discussed in Item 1A "Risk Factors" in Part I of our Annual Report on Form 10-K that could cause our actual growth, results of operations, cash flows, performance and business prospects and opportunities to differ materially from those expressed in, or implied by, these statements. Except as expressly required by the federal securities laws, we undertake no obligation to update such factors or to publicly announce the results of any of the forward-looking statements contained herein to reflect future events, developments, or changed circumstances, or for any other reason.

As used in our Annual Report on Form 10-K, the terms "we," " us," "our," "the Company," and "CEC" refer to Career Education Corporation and our wholly-owned subsidiaries. The terms "school" and "university" each refer to an individual, branded, proprietary educational institution, owned by us and including its campus locations. The term "campus" refers to an individual main or branch campus operated by one of our schools.

Introduction

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to assist the reader in better understanding our business, results of operations, financial condition, changes in financial condition, critical accounting policies and estimates, and significant developments. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes thereto appearing elsewhere herein. This section is organized as follows:

- *Our Business:* an overview of our business, a discussion of current business and industry opportunities, challenges, and risks, and a discussion of significant developments affecting our business, litigation and regulatory matters.
- *Results of Operations:* an analysis and comparison of our consolidated results of operations for the years ended December 31, 2007, 2006, and 2005, as reflected in our consolidated statements of income.
- *Summary of Significant Accounting Policies and Estimates:* a discussion of accounting policies and estimates that we believe require management's most subjective or complex judgments.
- *Liquidity, Financial Position, and Capital Resources:* a discussion of our primary sources and uses of cash for the years ended December 31, 2007 and 2006, a discussion of selected changes in our financial position, and a summary of our future contractual obligations.

Our Business

Overview

We are a dynamic educational services company committed to quality, career-focused learning and led by passionate professionals who inspire individual worth and lifelong achievement. With approximately 89,500 students, we are one of the world's leading on-ground providers of private, for-profit, postsecondary education and have a substantial presence in online education. Our schools and universities prepare students for professionally and personally rewarding careers through the operation of more than 75 on-ground campuses located throughout the United States and in France, Canada, Italy, and the United Kingdom and three fully-online academic programs.

We evaluate our business based on our operating segments, which we define as our operating divisions. Each of our school and university operating divisions represents a group of for-profit, postsecondary schools that offer a variety of degree and non-degree academic programs and are differentiated based on a variety of criteria including, but not limited to, brand name, academic offerings, and geographic location. As of December 31, 2007, we had six school reportable segments, consisting of Academy, Colleges, Culinary Arts, Health Education, International and University.

Academy includes our International Academy of Design and Technology ("IADT") campuses that collectively offer academic programs primarily in the career-oriented discipline of visual communications and design technologies in an online, classroom or laboratory setting.

Colleges includes schools that collectively offer academic programs in our core career-oriented disciplines of business studies, health education, information technology, and visual communications and design technologies in a classroom or laboratory setting.

Culinary Arts includes our Le Cordon Bleu ("LCB") and Kitchen Academy schools that collectively offer culinary arts programs in the career-oriented disciplines of culinary arts, baking and pastry arts, and hotel and restaurant management primarily in a classroom or kitchen setting.

Health Education primarily includes our Sanford-Brown schools that collectively offer academic programs in the career-oriented disciplines of health education, business studies, visual communications and design technologies, and information technology in a classroom or laboratory setting.

International includes our INSEEC Group schools and, effective January 25, 2007, our Istituto Marangoni schools located in France, Italy and the United Kingdom, which collectively offer academic programs in the career-oriented disciplines of business studies, fashion and design, and visual communication and technologies in a classroom or laboratory setting.

University includes our American InterContinental University ("AIU") and Colorado Technical University ("CTU") universities that collectively offer academic programs in the career-oriented disciplines of business studies, visual communication and design technologies, health education, information technology, criminal justice, and education in an online, classroom, or laboratory setting.

See Note 18 "Segment Reporting" and Note 20 "Subsequent Events" of the notes to our consolidated financial statements for further discussion.

2007 Overview

2007 was a year of considerable change for us, including:

- the addition of new senior management, including; President and Chief Executive Officer, Gary E. McCullough; Executive Vice President and Chief Financial Officer, Michael J. Graham; Senior Vice President, General Counsel and Corporate Secretary, Jeffrey D. Ayers; Senior Vice President and Chief Marketing and Admissions Officer, Leonard A. Mariani; and Senior Vice President of Organization Effectiveness and Administration, Thomas G. Budlong, along with other key positions;
- the acquisition of Istituto Marangoni in January 2007. We acquired all of the issued and outstanding stock of Istituto Marangoni for $39.6 million. Istituto Marangoni is a world-renowned postsecondary fashion and design school with locations in Milan, London and Paris. The acquisition expands our European operations and marks our entry into the Italian market;
- in December 2007, we announced that AIU had been removed from probation by the Commission on Colleges of the Southern Association of Colleges and Schools ("SACS"). SACS placed AIU on probation in December 2005, setting in motion extensive actions taken by AIU to meet the accrediting agency's concerns;
- favorable outcomes in a number of regulatory and legal matters. In January 2007, we were notified by the U.S. Department of Education ("ED") that it had lifted restrictions it imposed in June 2005 that had prevented us from acquiring domestic schools and opening additional branch campuses of our existing domestic schools. In March 2007, the United States District Court for the Northern District of Illinois dismissed the Amended Complaint in *McSparran v. Larson, et al*, a stockholder derivative suit, and, in April 2007, the court dismissed the Third Amended Consolidated Complaint in the *In re Career Education Corporation Securities Litigation*, a securities class action suit. In addition, the U.S. Department of Justice in Chicago notified us on April 19, 2007, that it was declining prosecution and closing its grand jury investigation of us;
- the enhancement of controls and procedures throughout our operations to ensure quality performance and adherence to regulatory and ethical standards; and
- the alignment of our future actions around five strategic choices: 1) grow our core educational institutions, 2) enter new markets, 3) improve academic and operational effectiveness, 4) build our reputation and external relationships, and 5) grow and develop our people.

Total revenue from continuing operations during 2007 was $1.675 billion, a decrease of $130.9 million, or 7.3%, from total revenue during 2006 of $1.806 billion. Operating income during 2007 was $120.4 million, a decrease of $36.4 million, or 23.2%, from operating income during 2006 of $156.8 million. Income from continuing operations during 2007 was $95.5 million, or $1.01 per diluted share, compared to income from continuing operations during 2006 of $88.4 million, or $0.90 per diluted share, an increase of $7.1 million, or 8.0%.

The decline in our operating results represents a continuation of declining operating performance experienced in recent periods, which has been influenced by a number of factors, including, but not limited to, (1) the continued Probation status of our AIU schools, which was eventually lifted in December 2007, (2) general competitive pressures for student leads and enrollments experienced by some of our schools, (3) the ED's general restrictions on our ability to open new branch campuses, which were eventually lifted in January 2007, (4) the continued negative impact of legal and regulatory matters, and (5) the related negative publicity and negative press coverage regarding us and certain of our schools. In addition, the current year operating results include expenses of approximately $20 million related to the probable settlement of certain legal matters.

Operating income as a percentage of total revenue from continuing operations declined from 8.7% during 2006 to 7.2% during 2007. The decrease in operating profit margin percentage during 2007 was primarily attributable to:

- disproportionately larger revenue declines in our University segment, which produced the highest operating profit margins during 2006;
- a decrease in operating profit margin percentage generated by our University segment, driven primarily by (1) a decline in revenue, caused, in part, by declining AIU student population and price reductions within our AIU Online associate degree programs, (2) an increase in administrative expenses, and (3) the disproportionate growth of CTU Online associate degree programs; and
- increased occupancy expense and other fixed costs as a percentage of revenue due to declines in revenue.

Operating income in both 2007 and 2006 was impacted by impairment charges for long-lived assets. During 2007, we recorded a $5.8 million impairment charge related to writing down certain of our tangible assets to their respective fair value as a result of the decision to teach out our Academy segment's IADT Toronto, Canada and IADT Pittsburgh, PA schools, as well as the Colleges segment's Brooks College campuses. During 2006, we recorded $90.2 million of impairment charges related to the write-down of goodwill and assets within the Health Education segment and the impairment of tangible assets within the Colleges segment.

We expect 2008 to continue to be a period of significant transition and renewal. While our results continue to be negatively affected by a number of near-term factors, including cash and non-cash charges related to the teach-out of underperforming schools and the significant change in student lending markets, we believe that the steps we have taken to realign and refocus our business will both position us in the short term as an innovative leader in the delivery of high-quality postsecondary education and allow us to cost-effectively leverage our assets to build long-term value. We continue to be committed to delivering value over the long term to our students, employees, and stockholders.

Current Business and Industry Opportunities, Challenges, and Risks

In addition to the risk factors discussed in Part I, Item 1A "Risk Factors" of our Annual Report on Form 10-K, we have identified a number of key factors and trends related to our business and industry that represent opportunities, challenges, and risks.

Sale Plan for Certain of Our Schools and Campuses. As of December 31, 2007, we were in negotiations with a potential buyer to sell all or some of the 11 schools and campuses held for sale at that time. The plan included the anticipated sale of our nine Gibbs division campuses, which collectively comprised our entire Gibbs reportable segment, McIntosh College ("McIntosh") and Lehigh Valley College ("Lehigh").

As of December 31, 2006, the plan also included two campuses of Brooks College. In June 2007, we decided to retain the two campuses of Brooks College and teach out these campuses because we were not able to identify a suitable buyer that we believed would support the best interests of the campus' students and faculty. The two campuses of Brooks College are no longer held for sale and the results of operations of Brooks College are no longer reflected as discontinued operations in our consolidated statements of income for all periods presented. Additionally, the assets and liabilities of our two Brooks College campuses are no longer included in current assets held for sale and current liabilities held for sale on our consolidated balance sheet. All current and prior period financial statements and the related notes included herein have been restated to include the results of operations and financial position of Brooks College in the Colleges segment of our continuing operations.

On February 15, 2008, we announced plans to teach out all programs at McIntosh College, Lehigh Valley College and seven of the campuses that were part of the Gibbs Division; Gibbs Colleges in Cranston, R.I.; Boston, MA; Livingston and Piscataway, N.J.; and Norwalk, CT; and Katharine Gibbs Schools in New York, N.Y. and Norristown, PA. Each campus will employ a gradual teach-out process, enabling it to continue to operate while current students complete their programs. The campuses will no longer enroll new students. The other two schools held for sale at December 31, 2007, Gibbs College, Vienna, VA and Katharine Gibbs School, Melville, NY will remain with us. The campuses will be converted to Sanford-Brown schools focusing on allied health programs. The results of operations for these two schools will be reported within the Health segment.

Our 2006 results included a $7.3 million charge, net of income tax benefit of $3.9 million, to write down to fair value the carrying value of tangible and intangible assets of the campuses held for sale as of December 31, 2007. The results of operations of the schools and campuses included in the Sale Plan have been classified as discontinued operations.

See Note 5 "Discontinued Operations" and Note 20 "Subsequent Events" of the notes to our consolidated financial statements for further discussion of our accounting for discontinued operations.

Impact of Sallie Mae Financing Decision. On January 18, 2008, we received notification that Sallie Mae would be terminating its recourse loan program with us, and more broadly within all of the postsecondary education market. Sallie Mae also notified us that while it intends to continue their non-recourse programs with us, Sallie Mae is also reviewing various aspects of such programs, including underwriting criteria. Sallie Mae agreed to extend the recourse loan program past the 30-day termination period to March 31, 2008. During the extension period the discount fee on loans certified during that period increases from 25% to 44%. Our efforts to work with Sallie Mae to arrange continued funding for active students that currently utilize Sallie Mae recourse loans past March 31, 2008 were not successful. We were notified by Sallie Mae on February 14, 2008 that it would no longer continue to offer recourse to existing students entering their second or subsequent academic term. We are working with third parties as well as internally to implement a funding program that will assist these students in continuing their program of study. We have estimated that up to $60 million of 2007 annual revenue was related to programs provided to new students who are impacted by the Sallie Mae decision to terminate its recourse loan program. Students attending CEC schools and universities retain the option to work with Sallie Mae to secure Federal Family Education Loan ("FFEL") program and non-recourse loans.

We believe that we have the financial ability with our balance sheet and credit line to meet the obligations of any of the alternatives being considered.

Litigation and Regulatory Matters

See Note 13 "Commitments and Contingencies" of the notes to our consolidated financial statements for a discussion of selected litigation and regulatory matters affecting our business.

Recent Accounting Pronouncements

See Note 4 "Recent Accounting Pronouncements" of the notes to our consolidated financial statements for a discussion of recent accounting pronouncements that may affect us.

Results of Operations

Year Ended December 31, 2007, Compared to the Year Ended December 31, 2006

The summary of selected financial data table below should be referenced in connection with a review of the following discussion of our results of operations for the year ended December 31, 2007, compared to the year ended December 31, 2006 (dollars in thousands).

For the Year Ended December 31,	2007	% of Total Revenue	2006	% of Total Revenue	% Change 2007 vs. 2006
Total revenue	**$1,674,882**		$1,805,818		-7.3%
Operating expenses:					
Educational services and facilities:					
Educational services and facilities expense	**593,476**	**35.4%**	562,705	31.2%	5.5%
Share-based compensation expense	**183**	**0.0%**	539	0.0%	-66.0%
Total educational services and facilities expense	**593,659**	**35.4%**	563,244	31.2%	5.4%
General and administrative:					
Advertising and admissions expense	**463,567**	**27.7%**	494,283	27.4%	-6.2%
Administrative expense	**362,230**	**21.6%**	357,653	19.8%	1.3%
Bad debt expense	**42,170**	**2.5%**	55,856	3.1%	-24.5%
Share-based compensation expense	**14,237**	**0.9%**	16,373	0.9%	-13.0%
Management fee	**(5,403)**	**-0.3%**	(6,075)	-0.4%	-11.1%
Total general and administrative expense	**876,801**	**52.4%**	918,090	50.8%	-4.5%
Goodwill and asset impairment	**5,821**	**0.3%**	90,150	5.0%	-93.5%
Operating income	**120,418**	**7.2%**	156,839	8.7%	-23.2%
Other income, net	**23,259**	**1.4%**	20,936	1.2%	11.1%
Provision for income taxes	**48,175**	**2.9%**	89,336	5.0%	-46.1%
Effective tax rate	**33.5%**		50.3%		
Income from continuing operations	**95,502**	**5.7%**	88,439	4.9%	8.0%
Loss from discontinued operations, net of tax	**(35,949)**	**-2.1%**	(41,870)	-2.3%	-14.1%
Net income	**$ 59,553**	**3.6%**	$ 46,569	2.6%	27.9%

Educational services and facilities expense includes costs directly attributable to the educational activity of our schools, including, among other things, (1) salaries and benefits of faculty, academic administrators, and student support personnel, (2) costs of educational supplies and facilities, including rents on school leases, certain costs of establishing and maintaining computer laboratories, costs of student housing, and owned and leased facility costs, (3) royalty fees paid to Le Cordon Bleu, and (4) certain student financing costs. Also included in educational services and facilities expense are costs of other goods and services provided by our schools, including, among other things, costs of textbooks, laptop computers, dormitory services, restaurant services, contract training and cafeteria services.

General and administrative expense includes salaries and benefits of personnel in corporate and school administration, marketing, admissions, financial aid, accounting, human resources, legal and compliance. Costs of promotion and development, advertising and production of marketing materials, occupancy of the corporate offices and bad debt expense are also included in this expense category.

REVENUE

Revenue and student starts for each of our reportable segments for the years ended December 31, 2007 and 2006, were as follows (dollars in thousands):

For the Year Ended December 31,	2007	% of Total CEC	2006	% of Total CEC	% Change 2007 vs. 2006
Revenue:					
University segment	**$ 682,750**	**41%**	$ 837,576	46%	-18%
Culinary Arts segment	**365,789**	**22%**	364,169	20%	0%
Colleges segment	**184,355**	**11%**	218,840	12%	-16%
Health Education segment	**189,017**	**11%**	168,896	10%	12%
Academy segment	**170,917**	**10%**	164,548	9%	4%
International segment [4]	**81,907**	**5%**	50,895	3%	61%
Corporate and other	**147**	**0%**	894	0%	-84%
Total revenue	**$1,674,882**		$1,805,818		-7%
Student starts:					
University segment	**51,300**	**54%**	50,000	56%	3%
Culinary Arts segment	**11,700**	**12%**	10,900	12%	7%
Colleges segment [1]	**4,700**	**5%**	5,400	6%	-13%
Health Education segment [2]	**15,300**	**16%**	13,600	15%	13%
Academy segment [3]	**6,000**	**6%**	5,300	6%	13%
International segment [4]	**6,500**	**7%**	4,500	5%	44%
Total student starts	**95,500**		89,700		6%

(1) Colleges segment student starts exclude the Brooks College, Long Beach and Sunnyvale, CA campuses, which are currently being taught out.

(2) Health Education segment student starts exclude SBI Springfield, MA, which was taught out in September 2007.

(3) Academy segment student starts exclude IADT Pittsburgh, PA and IADT Toronto, Canada, which are currently being taught out.

(4) In January 2007, we purchased Istituto Marangoni. The results of its operations are included in our consolidated results from January 25, 2007 forward.

Total revenue from continuing operations decreased $130.9 million, or 7.3% from 2006. The overall decrease in revenue is primarily attributable to decreases in revenue generated by the University and Colleges segment, offset, in part, by increases in revenue generated by our Culinary Arts, Health Education, Academy and International segments.

University Revenue. The University segment revenue decrease is primarily attributable to a decrease in average revenue per student as well as a decline in average population as compared to the prior year. The decrease in average revenue per student was attributable to a population mix change that included an increase in CTU students, which has a lower revenue per student than AIU, and an increase in students in our University segment's fully-online associate degree programs, which offer lower tuition rates than those of our University segment's fully-online bachelor's degree and master's degree programs. The increase in online associate degree-seeking students was a result of a pricing reduction in our AIU Online associate programs and strong student population growth at CTU Online. The decline in average population was driven by a decline in average population for both AIU online and on-ground being partially offset by an increase in the average CTU Online population. We believe that the declines in the AIU student population and student starts are primarily attributable to the continuing effects of the SACS probation status, which was lifted in December 2007. The SACS probation status that remained in place during the majority of the academic school year negatively impacted those schools' ability to recruit new students. The effects of the SACS probation status resulted in a decrease in student population and revenue at each of our AIU universities.

The combined revenue for our University segment schools' fully-online platforms, including AIU Online and CTU Online decreased $130.8 million, or 19.9%, from $658.6 million during the year ended December 31, 2006, to $527.8 million during the year ended December 31, 2007.

Culinary Arts Revenue. The Culinary Arts segment revenue increased slightly primarily due to an increase in student enrollments and student starts during 2007, relative to student starts enrollments and student starts during 2006.

Colleges Revenue. The Colleges segment revenue decrease is primarily attributable to a decline in student population as well as a decline in student starts and enrollments during 2007 as compared to 2006. We believe that revenue has also been negatively impacted by certain legal and regulatory matters and the related negative publicity, negative press coverage regarding certain of our Colleges segment schools, and general competitive pressures for student leads and enrollments experienced by certain of our Colleges segment schools.

Health Education Revenue. The Health Education segment revenue increase is primarily attributable to (1) tuition price increases affected during 2006, (2) an increase in average student population during 2007, relative to average student population during 2006, (3) a continued strengthening in student enrollments at our Health Education segment schools, and (4) a shift in student enrollment mix that resulted in higher average revenue per student.

Academy Revenue. The Academy segment revenue increase is primarily attributable to an increase in average student population and student starts during 2007, relative to average student population and student starts during 2006.

International Revenue. The International segment revenue increase is primarily attributable to revenue of $19.0 million generated by Istituto Marangoni, which we acquired in January 2007, and a $12.0 million increase in our INSEEC schools revenues during 2007 as a result of an increase in average student population during 2007, relative to average student population during 2006. Of the $31.0 million increase in International segment revenues, approximately $6.9 million was the result of favorable foreign currency exchange rates with respect to the continued weakness in the U.S. Dollar in comparison to the Eurodollar and the British Pound Sterling.

EDUCATIONAL SERVICES AND FACILITIES EXPENSE

The increase in educational services and facilities expense is primarily attributable to $9.1 million of Istituto Marangoni costs included in 2007 as a result of their acquisition in January 2007, increased occupancy costs across most of our segments and increased academic costs primarily within our International and Culinary segments. These increases were partially offset by decreases in other student-related expenses, including the costs of laptop computers, textbooks, and other program materials, attributable to decreases in student population at most of our schools during 2007.

The increase in the International segment educational services and facilities expense in addition to the Istituto Marangoni costs was primarily due to an increase in average student population in 2007, relative to average student population in 2006.

The increase in the Culinary Arts segment educational services and facilities expense is primarily attributable to a $2.7 million increase in recourse loan fees and a $1.8 million increase in occupancy expense primarily as a result of an increase in incremental costs associated with LCB, Kitchen Academy and four start-up campuses during 2007.

The increase in the Academy segment educational services and facilities expense is primarily attributable to a $3.3 million increase in academics expense and a $2.2 million increase in occupancy expense primarily as a result of a larger average student population in 2007, relative to 2006, and the incremental expenses associated with the two IADT start-up campuses in 2007.

GENERAL AND ADMINISTRATIVE EXPENSE

The decrease in general and administrative expenses is primarily attributable to a decrease in admissions, advertising and bad debt expenses incurred by our University segment and a decrease in administrative and admissions expense in Corporate and other, partially offset by increases in the Academy, Culinary Arts, Health Education and International segments.

The decrease in University segment administrative expenses during 2007 is primarily attributable to a $22.1 million decrease in bad debt expense as a result of a decline in AIU student population and related student receivables and improved cash collections experience, a $21.5 million decrease in admissions expense associated with admission headcount reductions along with lower average student population, and a $4.6 million decrease in advertising costs as a result of a planned reduction in advertising spending based upon strategic initiatives utilizing a target marketing approach and more effective media sources.

The increases in administrative, advertising, marketing and admissions costs incurred by our Academy segment, Health Education segment and Culinary Arts segment schools are primarily attributable to variable costs incurred to support an increase in student enrollments and starts. The increase in the International segment is primarily attributable to $8.6 million in general and administrative expenses incurred by Istituto Marangoni, which we acquired in January 2007.

Bad debt expense incurred by each of our reportable segments during the years ended December 31, 2007 and 2006, was as follows (dollars in thousands):

For the Year Ended December 31,					% Change
	2007	**% of Segment Revenue**	2006	% of Segment Revenue	2007 vs. 2006
Bad debt expense by segment:					
University segment	**$15,006**	**2.2%**	$37,083	4.4%	-60%
Culinary Arts segment	**11,839**	**3.2%**	5,207	1.4%	127%
Colleges segment	**1,536**	**0.8%**	1,606	0.7%	-4%
Health Education segment	**9,686**	**5.1%**	6,099	3.6%	59%
Academy segment	**3,630**	**2.1%**	2,875	1.7%	26%
International segment	**333**	**0.4%**	783	1.5%	-57%
Corporate and other	**140**	**N/A**	2,203	N/A	-94%
Total bad debt expense	**$42,170**	**2.5%**	$55,856	3.1%	-25%

The overall decrease in bad debt expense during 2007 is primarily attributable to (1) a decrease in overall student receivable exposure at a majority of our schools, (2) overall improvement in student retention, and (3) improvement in our collections experience.

GOODWILL AND ASSET IMPAIRMENT

During 2007, we recorded approximately $5.8 million in asset impairment charges related to the reduction in asset carrying values for certain campuses within our Colleges and Academy segments, which are currently being taught-out. In 2006, we recorded approximately $86.3 million in goodwill and other intangible asset impairment charges related to our Health Education segment and approximately $3.8 million in asset impairment charges related to a reduction in asset values of our Brooks campuses.

OPERATING INCOME AND OPERATING MARGIN PERCENTAGE

For the Year Ended December 31,					% Change
	2007	**% of Total CEC**	2006	% of Total CEC	2007 vs. 2006
(Dollars in thousands)					
Operating income (loss):					
University segment	**$ 91,342**	**76%**	$204,623	131%	-55%
Culinary Arts segment	**49,133**	**41%**	60,646	39%	-19%
Colleges segment	**9,001**	**7%**	32,331	21%	-72%
Health Education segment	**6,980**	**6%**	(82,551)	-53%	109%
Academy segment	**3,390**	**3%**	13,808	9%	-75%
International segment	**13,024**	**11%**	11,456	7%	14%
Corporate and other	**(52,452)**	**-44%**	(83,474)	-54%	37%
Total operating income	**$120,418**		$156,839		-23%
Operating profit (loss) margin percentage:					
University segment (excluding share of affiliate earnings)	**13.4%**		24.4%		
Culinary Arts segment	**13.4%**		16.7%		
Colleges segment	**4.9%**		14.8%		
Health Education segment	**3.7%**		-48.9%		
Academy segment	**2.0%**		8.4%		
International segment	**15.9%**		22.5%		
Total operating profit margin percentage	**7.2%**		8.7%		

The decrease in operating income and operating profit margin during 2007 is primarily attributable to the declines in University segment operating profit and operating profit margin percentage.

As discussed above, we believe that the declines in University segment operating profit and operating profit margin percentage are primarily attributable to the negative effects of the SACS probation status of the University segment's AIU universities and increased competition. AIU Online's operating profit margin percentage declined from 39.3% during 2006 to 23.9% during 2007. As discussed above, declines in AIU Online operations and student population had a disproportionately negative impact on overall University segment and CEC consolidated operating profits and operating profit margin percentages.

Operating profit and operating profit margin percentage information for the years ended December 31, 2007 and 2006, for our University segments' universities, including the universities' online platforms, were as follows:

For the Year Ended December 31,	**2007**	2006
(Dollars in thousands)		
Operating Profit (Loss):		
On-ground universities	**$ (27,024)**	$ (10,533)
Online platforms (AIU Online, CTU Online, and Stonecliffe College Online combined)	**118,366**	215,156
Total University segment operating profit	**$ 91,342**	$204,623
Operating Profit (Loss) Margin Percentage:		
On-ground universities	**-17.4%**	-5.9%
Online platforms (AIU Online, CTU Online, and Stonecliffe College Online combined)	**22.4%**	32.7%
Total University segment operating profit margin percentage	**13.4%**	24.4%
AIU Online	**23.9%**	39.3%
CTU Online and Stonecliffe College Online	**20.3%**	18.8%

OTHER INCOME, NET

The increase in other income, net is primarily due to increased earnings from our AU Dubai affiliate along with a decrease in interest expense driven by lower average borrowings in the current year.

See Note 20 "Subsequent Events" of the notes to our consolidated financial statements for further discussion of our AU Dubai affiliate.

PROVISION FOR INCOME TAXES

Our consolidated effective income tax rate was 33.5% for the year ended December 31, 2007, as compared to 50.3% for the comparable prior-year period. The effective income tax rate for 2006 was attributable to the fact that only $8.0 million of the total $86.3 million Health Education segment goodwill and intangible asset impairment charges recognized during 2006 were deductible for income tax purposes. Excluding the effect of these charges, our effective income tax rate for 2006 would have been 34.2%.

We identify items that are not normal and recurring in nature and treat these as discrete events. The tax effect of discrete items is booked entirely in the period in which the discrete event occurs. Additionally, tax legislation and tax examinations in the jurisdictions in which we do business may change our effective tax rate in future periods. While such changes cannot be predicted, if they occur, the impact on our tax assets, obligations and liquidity will need to be measured and recognized in the financial statements.

LOSS FROM DISCONTINUED OPERATIONS

Loss from discontinued operations decreased $6.0 million, or 14.1%, from $41.9 million during 2006, to $35.9 million during 2007. The loss from discontinued operations included goodwill and asset impairment charges of $20.0 million, net of income tax benefit of $10.9 million, and $21.6 million, net of income tax benefit of $7.5 million, for the years ended December 31, 2007 and 2006, respectively. The 2007 charge related to the reduction of the carrying value of the net assets held for sale to their fair value less cost to sell. The 2006 charge included a goodwill impairment charge related to our Gibbs division of $6.8 million, net of income tax benefit of $3.6 million and a charge of $7.3 million, net of income tax benefit of $3.9 million, to reduce the carrying value of net assets held for sale to fair value less costs to sell. The 2006 results also included an acceleration of rent expense for excess and unused leased space of $6.0 million, net of income tax benefit of $3.2 million. See Note 5 "Discontinued Operations" and Note 20 "Subsequent Events" of the notes to our consolidated financial statements for further discussion of our discontinued operations.

Year Ended December 31, 2006, Compared to the Year Ended December 31, 2005

The summary of selected financial data table below should be referenced in connection with a review of the following discussion of our results of operations for the year ended December 31, 2006, compared to the year ended December 31, 2005 (dollars in thousands).

For the Year Ended December 31,	2006	% of Total Revenue	2005	% of Total Revenue	% Change 2006 vs. 2005
Total revenue	$1,805,818		$1,854,581		-2.6%
Operating expenses:					
Educational services and facilities:					
Educational services and facilities expense	562,705	31.2%	543,827	29.3%	3.5%
Share-based compensation expense	539	0.0%	–	0.0%	–
Total educational services and facilities expense	563,244	31.2%	543,827	29.3%	3.6%
General and administrative:					
Advertising and admissions expense	494,283	27.4%	454,022	24.5%	8.9%
Administrative expense	357,653	19.8%	340,056	18.3%	5.2%
Bad debt expense	55,856	3.1%	74,038	4.0%	-24.6%
Share-based compensation expense	16,373	0.9%	–	0.0%	N/A
Management fee	(6,075)	-0.4%	(6,827)	-0.4%	-11.0%
Total general and administrative expense	918,090	50.8%	861,289	46.4%	6.6%
Goodwill and asset impairment	90,150	5.1%	–	0.0%	–
Operating income	156,839	8.7%	381,248	20.6%	-58.9%
Other income, net	20,936	1.2%	14,268	0.8%	46.7%
Provision for income taxes	89,336	5.0%	147,922	8.0%	-39.6%
Effective tax rate	50.3%		37.4%		
Income from continuing operations	88,439	4.9%	247,594	13.4%	-64.3%
Loss from discontinued operations, net of tax	(41,870)	-2.3%	(13,716)	-0.8%	205.3%
Net income	$ 46,569	2.6%	$ 233,878	12.6%	-80.1%

Educational services and facilities expense includes costs directly attributable to the educational activity of our schools, including, among other things, (1) salaries and benefits of faculty, academic administrators and student support personnel, (2) costs of educational supplies and facilities, including rents on school leases, certain costs of establishing and maintaining computer laboratories, costs of student housing, and owned and leased facility costs, (3) royalty fees paid to Le Cordon Bleu, and (4) certain student financing costs. Also included in educational services and facilities expense are costs of other goods and services provided by our schools, including, among other things, costs of textbooks, laptop computers, dormitory services, restaurant services, contract training and cafeteria services.

General and administrative expense includes salaries and benefits of personnel in corporate and school administration, marketing, admissions, financial aid, accounting, human resources, legal and compliance. Costs of promotion and development, advertising and production of marketing materials, occupancy of the corporate offices and bad debt expense are also included in this expense category.

REVENUE

Revenue and student starts for each of our reportable segments for the years ended December 31, 2006 and 2005, were as follows (dollars in thousands):

For the Year Ended December 31,					% Change
	2006	% of Total CEC	2005	% of Total CEC	2006 vs. 2005
Revenue:					
University segment	$ 837,576	46%	$ 870,125	47%	-4%
Culinary Arts segment	364,169	20%	383,330	21%	-5%
Colleges segment	218,840	12%	242,399	13%	-10%
Health Education segment	168,896	10%	153,874	8%	10%
Academy segment	164,548	9%	160,009	9%	3%
International segment	50,895	3%	44,830	2%	14%
Corporate and other	894	0%	14	0%	6286%
Total revenue	$1,805,818		$1,854,581		-3%
Student starts:					
University segment	50,000	56%	64,000	60%	-22%
Culinary Arts segment	10,900	12%	11,100	11%	-2%
Colleges segment[1]	5,400	6%	7,000	7%	-23%
Health Education segment[2]	13,600	15%	12,400	12%	10%
Academy segment[3]	5,300	6%	6,100	6%	-13%
International segment	4,500	5%	4,000	4%	13%
Total student starts	89,700		104,600		-14%

[1] Colleges segment student starts exclude the Brooks College, Long Beach and Sunnyvale, CA campuses, which are currently being taught out.
[2] Health Education segment student starts exclude SBI Springfield, MA, which was taught out in September 2007.
[3] Academy segment student starts exclude IADT Pittsburgh, PA and IADT Toronto, Canada, which are currently being taught out.

The overall decrease in revenue was primarily attributable to decreases in revenue generated by the University segment, the Culinary Art segment, and Colleges segment, offset, in part, by increases in revenue generated by our Health Education segment, Academy segment, and International segment. The overall decline in revenue was caused primarily by decreases in student starts and student population during 2006, but our revenue growth prospects were also hindered to a certain degree by our inability to open new branch campuses or acquire domestic campuses as a result of restrictions imposed on us by the ED. These restrictions were lifted by the ED in January 2007.

University Revenue. The overall University segment revenue decrease was primarily attributable to declines in student population and student starts during 2006. We believe the declines in University segment student population and student starts were primarily attributable to the effects of the ongoing SACS Probation status of our AIU universities, which was announced by SACS on December 6, 2005, extended by SACS for one year on December 11, 2006, and continued to negatively impact our University segment schools' ability to recruit new students. The adverse effect of the SACS probation status, accompanied by increased competition, has resulted in a decrease in student population and revenue at each of our AIU universities and most dramatically impacted the operating results of AIU Online, one of our most profitable businesses. Also, contributing, in part, to the decline in 2006 revenue was the impact of the AIU Online associate degree program price reductions introduced during the third quarter of 2006.

The decrease in University segment revenue associated with decreases in AIU revenue during 2006 was offset, in part, by an increase in revenue generated by our University segment's CTU Online platform. The increase in CTU Online revenue was primarily due to an increase in CTU Online student population during 2006 relative to CTU Online student population during 2005. CTU Online's student population growth was primarily attributable to its broadening penetration of the expanding online education market through increased investment in marketing activities and recruiting efforts and an expansion of program offerings and online platforms.

Modest improvements in University segment student retention during 2006 also contributed positively to 2006 University segment revenue.

The combined revenue for our University segment schools' fully-online platforms, including AIU Online and CTU Online decreased $7.5 million, or 1.1%, from $666.1 million during the year ended December 31, 2005, to $658.6 million during the year ended December 31, 2006.

Culinary Arts Revenue. The Culinary Arts segment revenue decrease was primarily attributable to a decline in Culinary Arts segment schools' average student population during 2006, relative to Culinary Arts segment schools' average student population during 2005. The decrease in average student population during 2006 was primarily attributable to declines in Culinary Arts segment conversion rates and show rates during 2006. We believe that the declines in conversion rates and start rates during 2006 were caused, in part, by strict credit standards implemented by all our schools to mitigate our bad debt exposure. The existence of strict credit standards effectively limit the number of prospective culinary arts students who qualify for certain private financing options. The strict credit standards generally have had a more significant effect on our Culinary Arts segment schools because these schools typically offer higher priced academic programs relative to academic programs offered by our other segment's schools. During the third quarter of 2006, we implemented changes in the credit standards for all of our schools' students. These changes, while in compliance with our overall principles of fiscal responsibility, were intended to mitigate, in part, the negative effects of our original tightening of credit standards for all schools.

Colleges Revenue. The Colleges segment revenue decrease was primarily attributable to (1) a decline in student population for our Colleges segment schools during 2006, (2) a decline in Colleges segment student starts during 2006 compared to Colleges segment student starts during 2005, and (3) a continuation of weak operating performance experienced in recent periods by a many of our Colleges segment schools. We believe that the weak operating performance experienced by many of our Colleges segment schools was primarily attributable to the continued negative impact of certain legal and regulatory matters and the related negative publicity, negative press coverage regarding certain of our Colleges segment schools, and general competitive pressures for student leads and enrollments experienced by certain of our Colleges segment schools.

Health Education Revenue. The Health Education segment revenue increase was primarily attributable to (1) a modest increase in average student population during 2006, which we believe was a result of changes in our credit standards for all schools implemented during the third quarter of 2006, (2) a strengthening of student starts at certain of our Health Education segment schools, and (3) a shift in student enrollment mix that resulted in higher average revenue per student.

EDUCATIONAL SERVICES AND FACILITIES EXPENSE

The increase in educational services and facilities expense was primarily attributable to an overall increase in certain academic and occupancy costs incurred by our University segment schools, offset, in part, by decreases in other student-related expenses, including the costs of laptop computers, textbooks, and other program materials, attributable to decreases in student population at most of our schools during 2006.

The increase in University segment educational services and facilities expense was primarily attributable to increases in variable expenses incurred by CTU Online necessary to support increases in student population. The increase was also attributable to (1) costs related to additional student service activities designed to improve retention, (2) an increase in costs associated with curriculum development activities, and (3) increased occupancy costs associated with facility expansions in support of University segment online platforms during 2005 and 2006.

Increases in occupancy costs incurred by our Health Education segment schools and Culinary Arts segment schools during 2006 in connection with recent facility expansions also contributed to the overall increase in education services and facilities expenses during 2006.

The increase in educational services and facilities expenses during 2006 was mitigated, in part, by the continuation of cost-cutting measures enacted during 2005 in response to the overall declines in average student population at a majority of our campuses.

GENERAL AND ADMINISTRATIVE EXPENSE

This increase in general and administrative expense was primarily attributable to an increase in administrative, advertising, marketing and admissions costs incurred by our University, Health Education and Culinary Arts segment schools, and approximately $16.4 million of share-based compensation expense recognized during 2006 in connection with our adoption of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised), Share-Based Payment ("SFAS 123R").

The increase in University segment administrative expenses during the period was primarily attributable to costs incurred by AIU in connection with the university's efforts to remediate its probation status with its accrediting body. The increase in University segment administrative expense was also attributable to increases in variable administrative costs incurred by CTU in response to increased student enrollments during the period. The increase in University segment advertising, marketing, and admissions costs during the period was primarily attributable to costs incurred by CTU Online in support of increased student lead, enrollment, and start volume.

The increases in administrative, advertising, marketing, and admissions costs incurred by our Health Education segment and Culinary Arts segment schools were primarily attributable to variable costs incurred to support student enrollments and starts.

The increases in general and administrative expenses during 2006 were also attributable to additional employee salary and benefit costs incurred during 2006 in connection with our accounting, financial aid processing and cash collections centralization efforts and increases in employee headcount within our corporate and school compliance departments and our corporate internal audit and legal departments.

Additionally, included in general and administrative expenses during 2006 were charges of approximately $4.0 million and $1.7 million, respectively, attributable to future cash severance payments due to our former Chairman and share-based compensation expense recorded in connection with modifications made during the fourth quarter of 2006 to certain options held by our former Chairman.

The increase in general and administrative expense discussed above was offset, in part, by an overall decrease in bad debt expense during 2006 of approximately $18.2 million. Bad debt expense incurred by each of our reportable segments during the years ended December 31, 2006 and 2005, was as follows (dollars in thousands):

For the Year Ended December 31,	2006	% of Segment Revenue	2005	% of Segment Revenue	% Change 2006 vs. 2005
Bad debt expense by segment:					
University segment	$37,083	4.4%	$51,747	5.9%	-28%
Culinary Arts segment	5,207	1.4%	5,974	1.6%	-13%
Colleges segment	1,606	0.7%	2,731	1.1%	-41%
Health Education segment	6,099	3.6%	7,869	5.1%	-22%
Academy segment	2,875	1.7%	3,705	2.3%	-22%
International segment	783	1.5%	483	1.1%	62%
Corporate and other	2,203	N/A	1,529	N/A	44%
Total bad debt expense	$55,856	3.1%	$74,038	4.0%	-25%

The overall decrease in bad debt expense during 2006 was primarily attributable to (1) a decrease in overall student receivable exposure at a majority of our schools, primarily as a result of declines in student population during the period, (2) overall improvement in student retention, and (3) improvement in our collections experience.

The University segment schools generally experience higher bad debt expense levels than those of our other schools due primarily to the historically lower student retention rates at our University segment schools' online platforms. Lower student retention generally results in a shift in the relative distribution of student receivables balances from in-school student receivables to out-of-school student receivables. Out-of-school student receivable balances generally pose a greater credit risk than do in-school student receivables and are subject to higher bad debt allowance percentages.

The increase in overall general and administrative expenses during 2006 was mitigated, in part, by the continuation of cost-cutting measures enacted during 2005 in response to the overall declines in average student population at a majority of our campuses.

GOODWILL AND ASSET IMPAIRMENT

During 2006, we recognized $90.2 million in goodwill and asset impairment charges, of which $86.3 million was attributable to our Health Education segment. The remainder was attributable to asset impairments associated with our Brooks Colleges. See Note 5 "Discontinued Operations" of the notes to our consolidated financial statements for further discussion.

OPERATING INCOME AND OPERATING MARGIN PERCENTAGE

For the Year Ended December 31,	2006	% of Total CEC	2005	% of Total CEC	% Change 2006 vs. 2005
(Dollars in thousands)					
Operating income (loss):					
University segment	$204,623	131%	$282,957	74%	-28%
Culinary Arts segment	60,646	39%	82,669	22%	-27%
Colleges segment	32,331	21%	49,483	13%	-35%
Health Education segment	(82,551)	-53%	1,087	0%	-7694%
Academy segment	13,808	9%	11,636	3%	19%
International segment	11,456	7%	9,137	2%	25%
Corporate and other	(83,474)	-54%	(55,721)	-14%	-50%
Total operating income	$156,839		$381,248		-59%
Operating profit (loss) margin percentage:					
University segment (excluding share of affiliate earnings)	24.4%		32.5%		
Culinary Arts segment	16.7%		21.6%		
Colleges segment	14.8%		20.4%		
Health Education segment	-48.9%		0.7%		
Academy segment	8.4%		7.3%		
International segment	22.5%		20.4%		
Total operating profit margin percentage	8.7%		20.6%		

The decrease in operating income during 2006 was primarily attributable to non-cash goodwill and intangible asset impairment charges of approximately $90.2 million. Also contributing to our decrease in operating profit during 2006 was non-cash share-based compensation expense of $16.4 million incurred in connection with our adoption of SFAS 123R, and the declines in University segment operating profit and operating profit margin percentage.

As discussed above, we believe that the declines in University segment operating profit and operating profit margin percentage were primarily attributable to the negative effects of the SACS probation status of the University segment's AIU universities and increased competition. AIU Online's operating profit margin percentage declined from 44.4% during 2005 to 39.1% during 2006. As discussed above, declines in AIU Online operations and student population had a disproportionately negative impact on overall University segment and CEC consolidated operating profits and operating profit margin percentages.

Operating profit and operating profit margin percentage information for the years ended December 31, 2006 and 2005, for our University segments' universities, including the universities' online platforms, were as follows:

For the Year Ended December 31,	2006	2005
(Dollars in thousands)		
Operating Profit (Loss):		
On-ground universities	$ (10,533)	$ 19,891
Online platforms (AIU Online and CTU Online combined)	215,156	263,066
Total University segment operating profit	$204,623	$282,957
Operating Profit (Loss) Margin Percentage:		
On-ground universities	-5.9%	9.7%
Online platforms (AIU Online and CTU Online combined)	32.7%	39.5%
Total University segment operating profit margin percentage	24.4%	32.5%
AIU Online	39.1%	44.4%
CTU Online	18.8%	22.7%

OTHER INCOME, NET

The increase in other income, net was primarily due to a $7.1 million increase in interest income over the prior year. The increased interest income was primarily due to higher average invested balances and a general increase in short-term interest rates during 2006.

PROVISION FOR INCOME TAXES

The effective income tax rate of 50.3% reflected in our statement of income during 2006 was attributable to the fact that only $8.0 million of our total $86.3-million Health Education segment goodwill and intangible asset impairment charge, which is included in operating expenses, was deductible for income tax purposes. As such, an income tax benefit has not been provided for the non-deductible portion of the charge. Excluding the effect of the non-deductible goodwill and intangible asset impairment charge, our effective income tax rate for 2006 would have been 34.2%.

We reduced our effective income tax rate from 37.4% during 2005 to 34.2% during 2006, excluding the effect of the non-deductible Health Education segment goodwill and intangible asset impairment charge. The decrease in our effective tax rate was attributable to the impact of various tax planning strategies, favorable changes in the proportionate distribution of our total pretax income among the tax jurisdictions in which we operate, and an increase in tax-exempt interest earned on invested cash balances. Future changes in the proportionate distribution of our total pretax income among the tax jurisdictions in which we operate may further impact our effective income tax rate.

LOSS FROM DISCONTINUED OPERATIONS

We recorded a loss from discontinued operations of $41.9 million associated with our 11 schools and campuses held for sale during 2006. The total $41.9 million loss was primarily attributable to impairment charges recorded in 2006, which included operating losses of $21.8 million, net of income tax benefit of $11.5 million, an acceleration of rent expense for excess and unused leased space recorded in the fourth quarter of 2006 of $6.0 million, net of income tax benefit of $3.2 million, a goodwill impairment charge related to the Gibbs division of $6.8 million, net of income tax benefit of $3.6 million, recorded during the first quarter of 2006, and a charge of $7.3 million, net of income tax benefit of $3.9 million, recorded in the fourth quarter of 2006 to reduce the carrying value of net assets held for sale to fair value less costs to sell. See Note 5 "Discontinued Operations" and Note 20 "Subsequent Events" of the notes to our consolidated financial statements for further discussion of our discontinued operations.

Summary of Significant Accounting Policies and Estimates

We have identified the accounting policies and estimates listed below as those that we believe require management's most subjective and complex judgments in estimating the effect of inherent uncertainties. This section should be read in conjunction with Note 2 "Summary of Significant Accounting Policies" of the notes to our consolidated financial statements which includes a discussion of these and other significant accounting policies.

Revenue Recognition

Our revenue is derived primarily from academic programs taught to students who attend our schools. We generally segregate our revenue into two categories, (1) tuition and registration fees and (2) other. Tuition and registration fees represent costs to our students for educational services provided by our schools. We generally bill a student for tuition and registration fees at the beginning of an academic term, and we recognize the tuition and registration fees as revenue on a straight-line basis over the academic term, which includes any applicable externship period. The portion of tuition and registration fees payments received from students but not earned is recorded as deferred tuition revenue and reflected as a current liability on our consolidated balance sheet, as such amount represents revenue that we expect to earn within the next year. If a student withdraws from one of our schools prior to the completion of the academic term, we refund the portion of tuition and registration fees already paid that, pursuant to our refund policy and applicable federal and state law and accrediting agency standards, we are not entitled to retain.

Our schools' academic year is generally at least 30 weeks in length but varies both by school and program of study and is divided by academic terms. Academic terms are determined by start dates, which also vary by school and program. Our schools charge tuition at varying amounts, depending on the school and on the type of program and specific curriculum. Our students finance tuition costs through a variety of funding sources, including, among others, federal loan and grant programs, state grant programs, private loans and grants, private and institutional scholarships, and cash payments.

Other revenue consists of, among other things, bookstore sales, student laptop computer sales, dormitory revenue, restaurant revenue, contract training revenue, and cafeteria revenue. Revenue from dormitory and cafeteria services is generally billed to a student at the beginning of an academic term and is recognized on a straight-line basis over the term of a student's dormitory and cafeteria use. Other dormitory and cafeteria revenue, as well as student laptop computer sales, bookstore sales, restaurant revenue, and contract training revenue, is billed and recognized as services are performed or goods are delivered.

Certain of our schools bill students a single charge that covers tuition and required program materials, such as textbooks and supplies. Such billings, which we treat as a single accounting unit are recognized as tuition and registration fee revenue on a straight-line basis over the applicable academic term.

Allowance for Doubtful Accounts

We extend unsecured credit for tuition to a portion of the students who are enrolled at our schools. Based upon past experience and judgment, we establish an allowance for doubtful accounts with respect to tuition receivables. Our standard allowance estimation methodology considers a number of factors that, based on our collections experience, we believe have an impact on students' credit risk and the realizability of our student receivables. Among these factors are a student's status (in-school or out-of-school), anticipated funding source (for example, federal loan or grant, state grant, private loan, student cash payments, etc.), whether or not an out-of-school student has completed his or her program of study, and our overall collections history. Out-of-school students include students who have withdrawn from or completed their programs of study. All other students are classified as in-school students.

We monitor our collections and write-off experience to assess whether adjustments to our allowance percentage estimates are necessary. Changes in trends in any of the factors that we believe impact the realizability of our student receivables, as noted above, or modifications to our credit standards, collection practices, and other related policies may impact our estimate of our allowance for doubtful accounts and our financial results.

A one percentage point change in our allowance for doubtful accounts as a percentage of gross student receivables from operations as of December 31, 2007, would have resulted in a change in income from continuing operations of $0.9 million during the year then ended.

Because a substantial portion of our revenue is derived from Title IV Programs, any legislative or regulatory action that significantly reduces the funding available under Title IV Programs, or the ability of our students or schools to participate in Title IV Programs, would likely have a material adverse effect on our business, results of operations, cash flows, and financial condition, including the realizability of our receivables.

Contingencies

In accordance with SFAS No. 5, *Accounting for Contingencies*, we accrue for costs associated with certain contingencies, including, but not limited to, settlement of legal proceedings and regulatory compliance matters, when such costs are probable and reasonably estimable. Liabilities established to provide for contingencies are adjusted as further information develops, circumstances change, or contingencies are resolved. See Note 13 "Commitments and Contingencies" of the notes to our consolidated financial statements for additional discussion of these matters.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of cost over fair market value of identifiable net assets acquired through business purchases. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), we review goodwill and indefinite-lived intangible assets for impairment on at least an annual basis by applying a fair-value-based test. In evaluating the recoverability of the carrying value of goodwill and other indefinite-lived intangible assets, we must make assumptions regarding the fair value of our reporting units, as defined under SFAS 142. If our fair value estimates or related assumptions change in the future, we may be required to record impairment charges related to goodwill and other indefinite-lived intangible assets.

In performing our annual review of goodwill balances for impairment, we estimate the fair value of each of our reporting units based primarily on projected future operating results and cash flows and other assumptions. Projected future operating results and cash flows used for valuation purposes may reflect considerable improvements relative to historical periods with respect to, among other things, revenue growth and operating margins. Although we believe our projected future operating results and cash flows and related estimates regarding fair values are based on reasonable assumptions, historically, projected operating results and cash flows have not always been achieved. The failure of one of our reporting units to achieve projected operating results and cash flows in the near term or long term may reduce the estimated fair value of the reporting unit below its carrying value and result in the recognition of a goodwill impairment charge. We monitor the operating results and cash flows of our reporting units on a quarterly basis for signs of possible declines in estimated fair value and goodwill impairment. See Note 9 "Goodwill and Other Intangible Assets" of the notes to our consolidated financial statements for further discussion of goodwill impairment considerations and related charges we recognized during the year ended December 31, 2007.

Long-Lived Assets

On an ongoing basis, we review property and equipment, definite-lived intangible assets, and other long-lived assets for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. If such events or changes in circumstances occur, we will recognize an impairment loss if the undiscounted future cash flows expected to be generated by the asset is less than the carrying value of the related asset. The impairment loss would adjust the asset to its fair value.

In evaluating the recoverability of long-lived assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of such assets. If our fair value estimates or related assumptions change in the future, we may be required to record impairment charges related to long-lived assets and definite-lived intangible assets.

Discontinued Operations

We account for discontinued operations, including our 11 schools and campuses currently held for sale, in accordance with the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). In accordance with SFAS 144, the net assets of assets held for sale are recorded on our consolidated balance sheet at estimated fair value, less costs to sell. The results of operations of discontinued operations are segregated from those of continuing operations and reported as discontinued operations in our consolidated statement of income. See Note 5 "Discontinued Operations" and Note 20 "Subsequent Events" of the notes to our consolidated financial statements for further discussion of our accounting for discontinued operations.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). This requires the recognition of deferred income taxes based upon the tax consequences of temporary differences between financial reporting and income tax reporting by applying enacted statutory income tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. SFAS 109 also requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some portion of the deferred income tax asset will not be realized.

In connection with the preparation of our consolidated financial statements, we are required to estimate our income tax liability for each of the tax jurisdictions in which we operate. This process involves estimating our actual current income tax expense and assessing temporary differences resulting from differing treatment of certain income or expense items for income tax reporting and financial reporting purposes. We also recognize as deferred income tax assets the expected future income tax benefits of net operating loss carry forwards. In evaluating the realizability of deferred income tax assets associated with net operating loss carry forwards, we consider, among other things, expected future taxable income, the expected timing of the reversals of existing temporary reporting differences, and the expected impact of tax planning strategies that may be implemented to prevent the potential loss of future income tax benefits. Changes in, among other things, income tax legislation, statutory income tax rates, or future taxable income levels could materially impact our valuation of income tax assets and liabilities and could cause our income tax provision to vary significantly among financial reporting periods.

On January 1, 2007, we adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which is an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The initial application of FIN 48 to our tax positions had no effect on our stockholders' equity.

Liquidity, Financial Position, and Capital Resources

As of December 31, 2007, cash, cash equivalents, and investments totaled $382.1 million. Our cash flows from operations have historically been adequate to fulfill our liquidity requirements. We finance our operating activities and our organic growth primarily through cash generated from operations. We finance acquisitions primarily through funding from credit facility borrowings and cash generated from operations. We anticipate that we will be able to satisfy the cash requirements associated with, among other things, our working capital needs, capital expenditures, and lease commitments through at least the next 12 months primarily with cash generated by operations, existing cash balances, and, if necessary, borrowings under our existing credit agreements.

The ED requires that Title IV Program funds collected in advance of student billings be kept in a separate cash account until students are billed for the portion of their program related to those Title IV Program funds collected. The ED further requires that Title IV Program funds be disbursed to students within three business days of receipt. We do not recognize restricted cash balances on our consolidated balance sheet until all restrictions have lapsed with respect to those balances. As of December 31, 2007 and 2006, the amount of restricted cash balances recorded in separate cash accounts was not significant. Restrictions on cash balances have not affected, nor do we believe that such restrictions will affect, our ability to fund our daily operations.

Sources and Uses of Cash

OPERATING CASH FLOWS

During the year ended December 31, 2007 and 2006, net cash flows provided by operating activities totaled $222.1 million and $216.4 million, respectively.

Our primary source of cash flows from operating activities is tuition collected from our students. Our students finance tuition costs through the use of a variety of funding sources, including, among others, federal loan and grant programs, state grant programs, private loans and grants, private and institutional scholarships and cash payments. The following table summarizes our U.S. schools' cash receipts from tuition payments by fund source as a percentage of total tuition payments received for the years ended December 31, 2007, 2006, and 2005. The percentages reflected therein were determined based upon our U.S. schools' cash receipts for the 12-month period ended December 31.

For the Year Ended December 31,	**2007**	2006	2005
Title IV Program funding:			
Stafford Loans	**45.4%**	42.5%	42.0%
Grants	**11.2%**	9.1%	9.0%
PLUS Loans	**6.5%**	7.8%	8.1%
Total Title IV Program funding	**63.1%**	59.4%	59.1%
Private loans:			
Non-recourse loans	**15.0%**	19.7%	21.0%
Sallie Mae recourse loans	**2.7%**	1.9%	1.7%
Stillwater recourse loans	**0.0%**	0.2%	0.5%
Total private loans	**17.7%**	21.8%	23.2%
Scholarships, grants and other	**3.1%**	2.6%	2.1%
Cash payments	**16.1%**	16.2%	15.6%
Total tuition receipts	**100.0%**	100.0%	100.0%

The total Title IV Program funding as a percentage of total tuition receipts reflected above was not computed on the same basis on which our 90-10 Rule ratios are computed. In accordance with applicable regulations, certain tuition receipts included in the totals above were excluded from our 90-10 Rule ratio calculations.

For further discussion of Title IV Program funding and alternative private loan funding sources for our students, see "Student Financial Aid" and "Alternative Student Financial Aid Sources" in Part I, Item 1 "Business" of our Annual Report on Form 10-K.

Our primary uses of cash to support our operating activities include, among other things, cash paid to employees for services, to vendors for products and services, to lessors for rents and operating costs related to leased facilities, to suppliers for textbooks and other school supplies, and to federal, state, and provincial governments for income and other taxes.

Although we anticipate that we will be able to satisfy cash requirements for working capital needs, capital expenditures, and commitments through at least the next year primarily with cash generated by our operations, existing cash balances and, if necessary, borrowings under our existing credit agreements, we are not able to assess the effect of loss contingencies on future cash requirements and liquidity. See Note 13 "Commitments and Contingencies" of the notes to our consolidated financial statements for additional discussion of these matters.

INVESTING CASH FLOWS

During the year ended December 31, 2007, net cash flows provided by investing activities totaled $4.8 million compared to net cash flows used in investing activities of $56.5 million for the year ended December 31, 2006.

Capital Expenditures. Capital expenditures decreased $11.9 million, or 17.1%, from $69.5 million during the year ended December 31, 2006, to $57.6 million during the year ended December 31, 2007. Capital expenditures represented 3.1% and 3.6%, respectively, of total revenue from continuing and discontinued operations during the years ended December 31, 2007 and 2006.

Acquisition of Istituto Marangoni. On January 25, 2007, we acquired 100% of the issued and outstanding stock of Istituto Marangoni for approximately $37.2 million, excluding acquired cash balances of approximately $6.9 million. The purchase price was funded with cash generated from operating activities.

Purchases and Sales of Available-for-Sale Investments. Purchases and sales of available-for-sale investments resulted in a net cash inflow of $95.1 million and $12.5 million, during the years ended December 31, 2007 and 2006, respectively.

FINANCING CASH FLOWS

During the year ended December 31, 2007 and 2006, net cash flows used in financing activities totaled $185.7 million and $111.2 million, respectively.

Credit Agreements. As of December 31, 2007, we had outstanding under our $185.0 million U.S. Credit Agreement revolving loans totaling approximately $11.2 million, denominated in €7.7 million, and letters of credit totaling approximately $16.8 million. The credit availability under our U.S. Credit Agreement as of December 31, 2007, was $157.0 million. As of December 31, 2007, we had no outstanding borrowings under our $2.5 million (USD) Canadian Credit Agreement, as amended. See Note 11 "Debt and Credit Agreements" of the notes to our consolidated financial statements in this Annual Report for additional discussion of our outstanding indebtedness and credit agreements.

Repurchases of Shares. During the year ended December 31, 2007, we repurchased approximately 7.4 million shares of our common stock for approximately $224.3 million at an average price of $30.26 per share. During the year ended December 31, 2006, we repurchased approximately 5.5 million shares of our common stock for approximately $166.2 million at an average price of $30.20 per share. Repurchases of shares during 2007 and 2006 were funded by cash generated from operating activities. As of December 31, 2007, we were authorized to use an additional $209.6 million to repurchase shares of our common stock under our stock repurchase program.

Contractual Obligations

As of December 31, 2007, minimum future cash payments due under contractual obligations, including, among others, our credit agreements, non-cancelable operating and capital lease agreements, and other long-term arrangements, were as follows (in thousands):

	2008	2009	2010	2011	2012	2013 & Thereafter	Total
Revolving loans [1]	$ 11,736	$ –	$ –	$ –	$ –	$ –	$ 11,736
Operating lease obligations	123,288	119,802	110,933	105,364	100,608	441,646	1,001,641
Capital lease obligations [1]	608	478	478	478	478	265	2,785
Income tax uncertainties [2]	15,200	–	–	–	–	19,400	34,600
Total contractual cash obligations	$150,832	$120,280	$111,411	$105,842	$101,086	$461,311	$1,050,762

(1) The revolving loans and capital lease obligations include both the future principal payment amount as well as an amount calculated for expected future interest payments.

(2) The income tax uncertainties include interest and penalties.

Revolving Loans. We have entered into an unsecured credit agreement with a syndicate of financial institutions (the "U.S. Credit Agreement"). Under our U.S. Credit Agreement, we may borrow up to the U.S. dollar equivalent of $185.0 million in U.S. dollars and various foreign currencies under a revolving credit facility. Under our U.S. Credit Agreement, we may borrow up to the U.S. dollar equivalent of $50.0 million in standby letters of credit in U.S. dollars. Outstanding letters of credit were approximately $16.8 million as of December 31, 2007, and reduced the availability of borrowings under the revolving credit facility, but are not included in the table above. Subject to the satisfaction of certain conditions precedent under the U.S. Credit Agreement, we may prepay outstanding loans under the U.S. Credit Agreement at any time without penalty.

Our domestic subsidiaries have jointly and severally guaranteed repayment of our obligations under the U.S. Credit Agreement. Under the U.S. Credit Agreement, we are limited in our ability to take certain actions, including, among other things, consummating certain acquisitions or mergers, paying cash dividends, selling or disposing of certain assets or subsidiaries, incurring other debt in excess of specified amounts, prepaying other debt and making certain investments. We are also required to satisfy certain financial covenants on a periodic basis, including the maintenance of a maximum consolidated leverage ratio of 3.00:1, a minimum fixed charge coverage ratio of 1.50:1, and a minimum annual consolidated ED financial responsibility composite score of 1.5. As of December 31, 2007, we were in compliance with the covenants of our U.S. Credit Agreement.

Our Canadian subsidiary has entered into an unsecured credit agreement with a syndicate of financial institutions (the "Canadian Credit Agreement"). Under our Canadian Credit Agreement, as amended, our Canadian subsidiary may borrow up to the U.S. dollar equivalent of $2.5 million in Canadian dollars under a revolving credit facility. Subject to the satisfaction of certain conditions precedent under the Canadian Credit Agreement, we may prepay outstanding loans under the Canadian Credit Agreement at any time without penalty.

See Note 11 "Debt and Credit Agreements" of the notes to our consolidated financial statements for further discussion of our outstanding indebtedness and credit agreements.

Operating Lease Obligations. We lease most of our administrative and educational facilities and equipment under non-cancelable operating leases expiring at various dates through 2028. Lease terms generally range from five to ten years with one to two renewal options for extended terms. The amounts included in the table above represent future minimum lease payments for non-cancelable operating leases for continuing operations and discontinued operations.

Capital Lease Obligations. We have assumed capital lease obligations in connection with certain acquisitions. As of December 31, 2007, the balance of outstanding capital lease obligations was approximately $2.8 million, which includes accrued interest of approximately $0.4 million.

Off-Balance Sheet Arrangements. As of December 31, 2007, we were not a party to any off-balance sheet financing or contingent payment arrangements, nor do we have any unconsolidated subsidiaries.

Changes in Financial Position – December 31, 2007 compared to December 31, 2006

Selected consolidated balance sheet account changes from December 31, 2006, to December 31, 2007, were as follows:

As of December 31,	2007	2006	% Change
(Dollars in thousands)			
Assets			
Current assets:			
Cash and cash equivalents	**$215,478**	$187,853	15%
Investments	**166,618**	259,766	-36%
Total cash and cash equivalents and investments	**382,096**	447,619	-15%
Student receivables, gross	**89,561**	77,273	16%
Allowance for doubtful accounts	**(32,805)**	(28,709)	14%
Student receivables, net	**56,756**	48,564	17%
Other current assets	**16,276**	32,064	-49%
Goodwill	**383,844**	349,760	10%
Liabilities			
Current liabilities:			
Account payable	**26,038**	30,095	-13%
Deferred tuition revenue	**151,626**	132,186	15%
Long-term liabilities:			
Deferred rent obligations	**91,320**	90,360	1%
Share-based awards subject to redemption	**11,615**	13,477	-14%
Stockholders' equity			
Treasury stock	**(75,023)**	(366,319)	-80%

Cash and Cash Equivalents and Investments. The decrease in cash and cash equivalents and investments is primarily attributable to cash flows provided by the net sale of available-for-sale investments and cash flows generated during operations, offset, in part, by cash outflows used for the acquisition of Istituto Marangoni and the repurchase of our common stock in connection with our stock repurchase program.

Student Receivables. The increase in net student receivables is primarily attributable to an overall increase in student starts and student population in 2007 in comparison to 2006.

Our allowance for doubtful accounts as a percentage of gross student receivables and days sales outstanding ("DSO") from operations as of and for the twelve months ended December 31, 2007, 2006, and 2005 were as follows:

As of December 31,	2007	2006	2005
Allowance for doubtful accounts as a percentage of gross student receivables	**36.6%**	37.2%	39.7%
DSO (in days)	**14**	11	12

We calculate DSO by dividing net receivables, including both student receivables and other receivables, by annual average daily revenue. Annual average daily revenue is computed by dividing total revenue for the twelve months ended December 31, by 365 days.

The increase in DSO to 14 days as of December 31, 2007 as compared with 11 days as of December 31, 2006, resulted from lower average revenue per day, which was partially offset by a higher net receivable balance in comparison to the prior year. Allowance for doubtful accounts as a percentage of gross student receivables decreased as of December 31, 2007 from December 31, 2006 due primarily to a higher gross receivable balance in comparison to the prior year.

Other Current Assets. The decrease in other current assets is primarily attributable to a decrease in our tenant improvement allowance receivable during 2007. The reduction was the result of the recognition of these tenant improvement allowances by our lessors as we made leasehold improvements to certain of our facilities during 2007.

Goodwill. The increase in goodwill is primarily attributable to our acquisition of Istituto Marangoni. On January 25, 2007, we acquired 100% of the issued and outstanding common stock of Istituto Marangoni for approximately $37.2 million.

Deferred Tuition Revenue. The increase in deferred tuition revenue is primarily attributable to approximately a $20.1 million balance in deferred tuition revenue as a result of the Istituto Marangoni acquisition in January 2007 and an increase in deferred tuition balances in our INSEEC Group schools in the International segments as a result of an increase in student population during 2007, relative to student population in 2006. The increase in deferred tuition revenue was partially offset by a decrease in our Culinary Arts segment as a result of the timing of student starts.

Deferred Rent Obligations. The increase in deferred rent obligations is primarily attributable to tenant improvement allowances due or received from lessors during the year ended December 31, 2007, and normal increases in deferred rent obligations associated with lease arrangements with escalating rent payments.

Share-based Awards Subject to Redemption. As discussed in Note 16 "Share-Based Compensation" of the notes to our consolidated financial statements, a participant in our share-based compensation plans has the right, or may be granted the right, upon occurrence of a change in control event, to surrender all or part of his or her stock option awards to us in exchange for cash. Upon our adoption of SFAS 123R as of January 1, 2006, the grant-date cash redemption value of each outstanding stock option award is recorded as "Share-based awards subject to redemption" on our consolidated balance sheets on a pro rata basis over the requisite service period. The total grant-date cash redemption value for each outstanding stock option award represents the intrinsic value of the stock option award as of the grant date, assuming that a change in control event occurred on the grant date. Share-based awards subject to redemption as of December 31, 2007, recorded upon our adoption of SFAS 123R as a reduction of retained earnings with no effect on income, represents the portion of the total grant-date cash redemption value for all stock option awards outstanding as of December 31, 2007, earned by plan participants as a result of services rendered through such date. Prior to our adoption of SFAS 123R, we were not required to record an amount for share-based awards subject to redemption on our consolidated balance sheet.

Treasury Stock. During the year ended December 31, 2007, we repurchased approximately 7.4 million shares of our common stock for approximately $224.3 million at an average price of approximately $30.26 per share. In addition, during the fourth quarter of 2007, our Board of Directors adopted a resolution to retire approximately 15.6 million shares of our treasury stock. The retirement of our treasury shares effectively reduces the number of shares of our common stock issued and also reduces the number of shares of our common stock held as treasury shares.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. We use various techniques to manage our market risk, including, from time to time, the use of derivative financial instruments. We do not use derivative financial instruments for speculative purposes.

Interest Rate Exposure

Our borrowings under our credit agreements bear annual interest at variable rates tied to the prime rate and the Eurocurrency rate. The outstanding borrowings under these credit agreements were $11.2 million and $11.5 million as of December 31, 2007 and 2006, respectively.

We estimate that the book value of our investments, debt instruments, and any derivative financial instruments approximated their fair values as of December 31, 2007 and 2006. We believe that the exposure of our consolidated financial position and results of operations and cash flows to adverse changes in interest rates is not significant.

Foreign Currency Exposure

We are subject to foreign currency exchange exposures arising from current and anticipated transactions denominated in currencies other than the U.S. dollar, and from the translation of foreign currency balance sheet accounts into U.S. dollar balance sheet accounts. Specifically, we are subject to risks associated with fluctuations in the value of the Euro, the Canadian dollar, and the British pound vis-à-vis the U.S. dollar. Our investment in our foreign operations as of December 31, 2007, was not significant, and the book values of the assets and liabilities of such foreign operations as of December 31, 2007, approximated their fair values. In addition, as of December 31, 2007, we had borrowings outstanding under our U.S. Credit Agreement of $11.2 million denominated in €7.7 million.

We believe that the exposure of our consolidated financial position and results of operations and cash flows to adverse changes in foreign currency exchange rates is not significant.

Financial Statements and Supplementary Data

The consolidated financial statements and the accompanying notes thereto are included elsewhere in this Annual Report, as indicated below. The consolidated balance sheets are as of December 31, 2007 and 2006, and the consolidated statements of income, stockholders' equity, and cash flows are for each of the years ended December 31, 2007, 2006, and 2005.

Changes In and Disagreements With Accountants On Accounting and Financial Disclosure

None.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We completed an evaluation as of the end of the period covered by this Report under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, our disclosure controls and procedures were effective to provide reasonable assurance that (i) the information required to be disclosed by us in this Report was recorded, processed, summarized, and reported within the time periods specified in the rules and forms provided by the U.S. Securities and Exchange Commission ("SEC") and (ii) information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Scope of Management's Report on Internal Control over Financial Reporting

With the participation of our Chief Executive Officer and Chief Financial Officer, our management carried out an evaluation and assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. The framework on which such evaluation was based is contained in the report entitled "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO Report").

An internal control significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's annual or interim financial statements that is more than inconsequential will not be prevented or detected. An internal control material weakness is a significant deficiency, or a combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Inherent Limitations on the Effectiveness of Controls

Our management does not expect that our disclosure controls and procedures or our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in a cost-effective control system, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company have been detected.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Based upon the evaluation under the framework contained in the COSO Report, management concluded that, as of December 31, 2007, our internal control over financial reporting was effective.

Ernst & Young LLP, our independent registered public accounting firm, who audited and reported on the consolidated financial statements included in our Annual Report on Form 10-K, has issued an attestation report on the effectiveness of our internal control over financial reporting. This attestation report is included on page 35 of this Annual Report.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of Career Education Corporation

We have audited Career Education Corporation's internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Career Education Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report on Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Career Education Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Career Education Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated February 28, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Chicago, Illinois
February 28, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Career Education Corporation

We have audited the accompanying consolidated balance sheets of Career Education Corporation and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2007 the Company adopted the provisions of the Financial Accounting Standards Board's Interpretation No. 48, Accounting for Uncertainty in Income Taxes and in 2006 the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Career Education Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Chicago, Illinois
February 28, 2008

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

As of December 31,	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 215,478	$ 187,853
Investments	166,618	259,766
Total cash and cash equivalents and investments	382,096	447,619
Receivables:		
Students, net of allowance for doubtful accounts of $32,805 and $28,709 as of December 31, 2007 and 2006, respectively	56,756	48,564
Other, net	7,948	8,094
Prepaid expenses	47,811	31,109
Inventories	15,031	16,853
Deferred income tax assets	13,630	6,104
Other current assets	16,276	32,064
Assets held for sale	47,849	63,156
Total current assets	587,397	653,563
Property and equipment, net	332,205	352,270
Goodwill	383,844	349,760
Intangible assets, net	44,395	33,984
Deferred income tax assets	1,289	–
Other assets, net	17,336	30,225
Total assets	$1,366,466	$1,419,802
Liabilities and stockholders' equity		
Current liabilities:		
Current maturities of long-term debt	$ 11,843	$ 12,098
Accounts payable	26,038	30,095
Accrued expenses:		
Payroll and related benefits	27,790	27,012
Income taxes	19,572	–
Other	100,441	78,885
Deferred tuition revenue	151,626	132,186
Liabilities held for sale	33,301	31,879
Total current liabilities	370,611	312,155
Long-term liabilities:		
Long-term debt, net of current maturities	2,179	2,763
Deferred rent obligations	91,320	90,360
Deferred income tax liabilities	–	10,666
Other	4,633	7,980
Total long-term liabilities	98,132	111,769
Share-based awards subject to redemption	11,615	13,477
Stockholders' equity:		
Preferred stock, $0.01 par value; 1,000,000 shares authorized; none issued or outstanding	–	–
Common stock, $0.01 par value; 300,000,000 shares authorized; 92,956,232 and 106,923,310 shares issued, 90,412,033 and 96,148,825 shares outstanding as of December 31, 2007 and 2006, respectively	930	1,069
Additional paid-in capital	207,294	666,780
Accumulated other comprehensive income	16,304	5,683
Retained earnings	736,603	675,188
Cost of 2,544,199 and 10,774,485 shares in treasury as of December 31, 2007 and 2006, respectively	(75,023)	(366,319)
Total stockholders' equity	886,108	982,401
Total liabilities and stockholders' equity	$1,366,466	$1,419,802

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(In thousands, except per share amounts)

For the Year Ended December 31,	**2007**	2006	2005
Revenue:			
Tuition and registration fees	**$1,595,326**	$1,724,872	$1,767,127
Other	**79,556**	80,946	87,454
Total revenue	**1,674,882**	1,805,818	1,854,581
Operating expenses:			
Educational services and facilities	**593,659**	563,244	543,827
General and administrative	**876,801**	918,090	861,289
Depreciation and amortization	**78,183**	77,495	68,217
Goodwill and asset impairment	**5,821**	90,150	-
Total operating expenses	**1,554,464**	1,648,979	1,473,333
Operating income	**120,418**	156,839	381,248
Other income (expense), net:			
Interest income	**18,948**	19,002	11,937
Interest expense	**(1,185)**	(1,905)	(1,802)
Share of affiliate earnings	**4,735**	3,966	5,067
Miscellaneous income (expense)	**761**	(127)	(934)
Total other income, net	**23,259**	20,936	14,268
Income from continuing operations before provision for income taxes	**143,677**	177,775	395,516
Provision for income taxes	**48,175**	89,336	147,922
Income from continuing operations	**95,502**	88,439	247,594
Loss from discontinued operations, net of tax	**(35,949)**	(41,870)	(13,716)
Net income	**$ 59,553**	$ 46,569	$ 233,878
Net income per share–basic:			
Income from continuing operations	**$ 1.02**	$ 0.92	$ 2.45
Loss from discontinued operations	**(0.38)**	(0.44)	(0.13)
Net income	**$ 0.64**	$ 0.48	$ 2.32
Net income per share–diluted:			
Income from continuing operations	**$ 1.01**	$ 0.90	$ 2.39
Loss from discontinued operations	**(0.38)**	(0.43)	(0.13)
Net income	**$ 0.63**	$ 0.47	$ 2.26
Weighted average shares outstanding:			
Basic	**93,705**	96,190	100,974
Diluted	**94,407**	98,065	103,383

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands)

	Common Stock		Treasury Stock			Accumulated Other		
	Issued Shares	$0.01 Par Value	Purchased Shares	Cost	Additional Paid-in Capital	Comprehensive Income	Retained Earnings	Total
Balance, December 31, 2004	102,537	$1,025	–	$ –	$ 571,192	$ 4,396	$408,218	$ 984,831
Net income	–	–	–	–	–	–	233,878	233,878
Foreign currency translation loss	–	–	–	–	–	(2,435)	–	(2,435)
Unrealized gain on investments	–	–	–	–	–	28	–	28
Total comprehensive income								231,471
Treasury stock purchased	–	–	(5,272)	(200,158)	–	–	–	(200,158)
Compensatory shares	1	–	–	–	34	–	–	34
Common stock issued under:								
Stock option plans	640	6	–	–	8,996	–	–	9,002
Employee stock purchase plan	207	2	–	–	5,797	–	–	5,799
Tax benefit of options exercised	–	–	–	–	5,268	–	–	5,268
Balance, December 31, 2005	103,385	$1,033	(5,272)	$(200,158)	$ 591,287	$ 1,989	$642,096	$1,036,247
Net income	–	–	–	–	–	–	46,569	46,569
Foreign currency translation gain	–	–	–	–	–	3,149	–	3,149
Unrealized gain on investments	–	–	–	–	–	545	–	545
Total comprehensive income								50,263
Treasury stock purchased	–	–	(5,502)	(166,161)	–	–	–	(166,161)
Share-based compensation:								
Stock options	–	–	–	–	15,040	–	–	15,040
Nonvested stock	–	–	–	–	1,202	–	–	1,202
Employee stock purchase plan	–	–	–	–	848	–	–	848
Common stock issued under:								
Stock option plans	3,340	34	–	–	32,543	–	–	32,577
Employee stock purchase plan	199	2	–	–	5,097	–	–	5,099
Tax benefit of options exercised	–	–	–	–	20,763	–	–	20,763
Adjustment of share-based awards subject to redemption	–	–	–	–	–	–	(13,477)	(13,477)
Balance, December 31, 2006	106,924	$1,069	(10,774)	$(366,319)	$ 666,780	$ 5,683	$675,188	$ 982,401
Net income	–	–	–	–	–	–	59,553	59,553
Foreign currency translation gain	–	–	–	–	–	10,784	–	10,784
Unrealized loss on investments	–	–	–	–	–	(163)	–	(163)
Total comprehensive income								70,174
Treasury stock purchased	–	–	(7,410)	(224,264)	–	–	–	(224,264)
Treasury stock retirement	(15,640)	(156)	15,640	515,560	(515,404)	–	–	–
Share-based compensation:								
Stock options	–	–	–	–	10,982	–	–	10,982
Nonvested stock	–	–	–	–	3,965	–	–	3,965
Employee stock purchase plan	–	–	–	–	557	–	–	557
Common stock issued under:								
Stock option plans	1,539	15	–	–	31,300	–	–	31,315
Employee stock purchase plan	133	2	–	–	3,169	–	–	3,171
Tax benefit of options exercised	–	–	–	–	5,945	–	–	5,945
Adjustment of share-based awards subject to redemption	–	–	–	–	–	–	1,862	1,862
Balance, December 31, 2007	92,956	$ 930	(2,544)	$ (75,023)	$ 207,294	$16,304	$736,603	$ 886,108

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

For the Year Ended December 31,	2007	2006	2005
Cash flows from operating activities:			
Net income	**$ 59,553**	$ 46,569	$ 233,878
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on disposal of discontinued operations	**–**	–	6,058
Goodwill and asset impairment	**36,765**	111,725	–
Depreciation and amortization expense	**78,183**	86,415	78,720
Bad debt expense	**46,619**	60,654	80,348
Compensation expense related to share-based awards	**15,504**	17,090	–
(Gain) loss on disposition of property and equipment	**(124)**	716	1,245
Share of affiliate earnings, net of dividends received	**(2,791)**	(1,306)	1,636
Deferred income taxes	**(14,981)**	(28,530)	(76)
Tax benefit associated with stock option exercises	**–**	–	5,268
Other	**301**	2,995	(824)
Changes in operating assets and liabilities:			
Students receivables, gross	**(37,519)**	26,589	34,942
Allowance for doubtful accounts	**(42,842)**	(73,465)	(96,480)
Other receivables, net	**133**	(4,251)	167
Inventories, prepaid expenses, and other current assets	**6,552**	(2,325)	(29,771)
Deposits and other non-current assets	**12,714**	1,146	2,163
Accounts payable	**(5,840)**	3,026	(9,255)
Accrued expenses, deferred rent obligations	**30,253**	(25,067)	92,073
Deferred tuition revenue	**39,595**	(5,591)	(21,867)
Net cash provided by operating activities	**222,075**	216,390	378,225
Cash flows from investing activities:			
Business disposition	**–**	–	(1,019)
Business acquisitions, net of acquired cash	**(30,324)**	–	–
Acquisition transaction costs	**(1,984)**	–	–
Purchases of property and equipment	**(57,586)**	(69,473)	(125,626)
Purchases of available-for-sale investments	**(644,977)**	(938,033)	(920,163)
Sales of available-for-sale investments	**740,108**	950,508	648,097
Other	**(424)**	545	(826)
Net cash provided by (used in) investing activities	**4,813**	(56,453)	(399,537)
Cash flows from financing activities:			
Purchase of treasury stock	**(224,264)**	(166,161)	(200,158)
Issuance of common stock	**34,486**	37,676	14,801
Tax benefit associated with stock option exercises	**5,945**	20,763	–
Payments of revolving loans	**(1,297)**	(3,517)	(2,477)
Payments of capital lease obligations and other long-term debt	**(588)**	–	(1,869)
Net cash used in financing activities	**(185,718)**	(111,239)	(189,703)
Effect of foreign currency exchange rate changes on cash and cash equivalents:	**6,717**	8,810	(6,135)
Net increase (decrease) in cash and cash equivalents	**47,887**	57,508	(217,150)
Discontinued operations cash activity included above:			
Add: Cash balance of discontinued operations at beginning of the year	**1,964**	3,095	33,449
Less: Cash balance of discontinued operations at end of the year	**22,226**	1,964	3,095
Cash and cash equivalents, beginning of the year	**187,853**	129,214	316,010
Cash and cash equivalents, end of the year	**$ 215,478**	$ 187,853	$ 129,214
Supplemental cash flow information:			
Interest paid	**$ 676**	$ 1,910	$ 1,877
Income taxes paid	**$ 38,002**	$ 82,368	$ 123,558

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Description of the Company

We are a dynamic educational services company committed to quality, career-focused learning and led by passionate professionals who inspire individual worth and lifelong achievement. We are one of the world's leading on-ground providers of private, for-profit, postsecondary education and have a substantial presence in online education. Our schools and universities prepare students for professionally and personally rewarding careers through the operation of more than 75 on-ground campuses located throughout the United States and in France, Canada, Italy, and the United Kingdom and three fully-online academic programs.

2. Summary of Significant Accounting Policies

a. Principles of Consolidation & Basis of Presentation: These consolidated financial statements include the accounts of Career Education Corporation and our wholly-owned subsidiaries ("CEC"). All inter-company transactions and balances have been eliminated in consolidation. The results of operations of all acquired businesses have been consolidated for all periods subsequent to the date of acquisition.

b. Reclassifications: During the second quarter of 2007, we announced our decision to teach out our two Brooks College campuses, which were previously classified as held for sale. Accordingly, the results of operations of our Brooks College campuses previously reported in discontinued operations as of December 31, 2006 and 2005, are now included in our results from continuing operations. All current and prior period financial statements and the related notes herein, including segment reporting, have been recast to include the results of operations and financial position of Brooks Colleges in the Colleges segment of our continuing operations.

c. Management's Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reported period. Significant estimates, among others, include the allowance for doubtful accounts, the allocation of purchase price to the fair value of net assets and liabilities acquired in connection with business combinations and fair values used in asset impairment evaluations. Although these estimates are based upon management's best knowledge of current events and actions that we may undertake in the future, actual results could differ from these estimates.

d. Concentration of Credit Risk: We extend unsecured credit for tuition to a portion of the students who are enrolled at our schools. A substantial portion of credit extended to students is repaid through the students' participation in various federal financial aid programs authorized by Title IV of the Higher Education Act of 1965, as amended ("HEA"), which we refer to as "Title IV Programs." The following table summarizes our U.S. schools' cash receipts from Title IV Programs for continued and discontinued operations for the years ended December 31, 2007, 2006, and 2005. The balances and percentages reflected therein were determined based upon each U.S. school's cash receipts for the twelve-month period ended December 31, pursuant to the regulations of the U.S. Department of Education ("ED") at 34 C.F.R. § 600.5 (dollars in thousands).

For the Year Ended December 31,	**2007**	2006	2005
Total Title IV Program funding	**$1,041,155**	$1,104,465	$1,119,133
Total cash receipts	**$1,614,011**	$1,774,127	$1,822,688
Total Title IV Program funding as a percentage of total cash receipts	**65%**	62%	61%

Transfers of funds received from Title IV Programs are made in accordance with ED requirements. Changes in ED funding of Title IV Programs could have a material impact on our ability to attract students and the realizability of our student receivables.

e. Allowance for Doubtful Accounts: Based upon past experience and judgment, we establish an allowance for doubtful accounts with respect to student receivables. Our standard allowance estimation methodology considers a number of factors that, based on our collections experience, we believe have an impact on our credit risk and the realizability of our student receivables. Among these factors are a student's status (in-school or out-of-school), anticipated funding source (for example, federal loan or grant, state grant, private loan, student cash payments, etc.), whether or not an out-of-school student has completed his or her program of study, and our overall collections history. Out-of-school students include students who have withdrawn from or completed their programs of study. All other students are classified as in-school students.

We monitor our collections and write-off experience to assess whether or not adjustments to our allowance percentage estimates are necessary. Changes in trends in any of the factors that we believe impact the realizability of our student receivables, as noted above, or modifications to our credit standards, collection practices, and other related policies may impact our estimate of our allowance for doubtful accounts and our financial results.

f. Fair Value of Financial Instruments: Our financial instruments consist of cash and cash equivalents, investments, accounts receivable and payable, loans receivable, and long-term debt. The carrying values of current assets and liabilities reasonably approximate their fair values due to their short maturity periods. The carrying values of our debt obligations reasonably approximate their fair values as the stated interest rates approximate current market interest rates of debt with similar terms.

g. Revenue Recognition: Our revenue is derived primarily from academic programs taught to students who attend our schools. We generally segregate our revenue into two categories: tuition and registration fees and other. Tuition and registration fees represent costs to our students for educational services provided by our schools. We generally bill a student for tuition and registration fees at the beginning of an academic term, and we recognize the tuition and registration fees as revenue on a straight-line basis over the academic term, which includes any applicable externship period. The portion of tuition and registration fees payments received from students but not earned is recorded as deferred tuition revenue and reflected as a current liability on our consolidated balance sheet, as such amount represents revenue that we expect to earn within the next year. If a student withdraws from one of our schools prior to the completion of the academic term, we refund the portion of tuition and registration fees already paid that, pursuant to our refund policy and applicable federal and state law and accrediting agency standards, we are not entitled to retain.

Our schools' academic year is generally at least 30 weeks in length but varies both by school and program of study and is divided by academic terms. Academic terms are determined by start dates, which also vary by school and program. Our schools charge tuition at varying amounts, depending on the school and on the type of program and specific curriculum. Our students finance tuition costs through a variety of funding sources, including, among others, federal loan and grant programs, state grant programs, private loans and grants, private and institutional scholarships, and cash payments.

Other revenue consists of, among other things, bookstore sales, student laptop computer sales, dormitory revenue, restaurant revenue, contract training revenue, and cafeteria revenue. Revenue from dormitory and cafeteria services is generally billed to a student at the beginning of an academic term and is recognized on a straight-line basis over the term of a student's dormitory and cafeteria use. Other dormitory and cafeteria revenue, as well as student laptop computer sales, bookstore sales, restaurant revenue, and contract training revenue, is billed and recognized as services are performed or goods are delivered.

Certain of our schools bill students a single charge that covers tuition and required program materials, such as textbooks and supplies. Such billings, which we treat as a single accounting unit, are recognized as tuition and registration fee revenue on a straight-line basis over the applicable academic term.

h. Cash and Cash Equivalents: The ED requires that Title IV Program funds collected in advance of student billings be kept in a separate cash account until the students are billed for the portion of their program related to those Title IV Program funds collected. The ED further requires that Title IV Program funds be disbursed to students within three business days of receipt. We do not recognize restricted cash balances on our consolidated balance sheet until all restrictions have lapsed. As of December 31, 2007 and 2006, the amount of restricted cash balances recorded in separate cash accounts is not significant. Restrictions on cash balances have not affected our ability to fund daily operations.

Cash equivalents include short-term investments with a term to maturity of less than 90 days.

i. Discontinued Operations: Discontinued operations are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). In accordance with SFAS 144, the net assets of assets held for sale are recorded on our consolidated balance sheet at estimated fair value, less costs to sell. The results of operations of discontinued operations are segregated from operations and reported as discontinued operations in our consolidated statement of income. See Note 5 "Discontinued Operations" and Note 20 "Subsequent Events" of these notes to our consolidated financial statements for further discussion of our discontinued operations.

j. Investments: Investments, which primarily consist of municipal auction rate securities and asset-backed securities, are classified as "available-for-sale" in accordance with the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* and are recorded at fair value. Any unrealized gains or temporary unrealized losses, net of income tax effects, are reported as a component of accumulated other comprehensive income on our consolidated balance sheet. Realized gains and losses are computed on the basis of specific identification and are included in miscellaneous income (expense) in our consolidated income statement. As of December 31, 2007, our investments in municipal auction rate securities generally have stated terms to maturity of greater than one year. However, we classify such investments as current on our consolidated balance sheet because we are generally able to divest our holdings in municipal auction rate securities at auction within 35 days from our purchase date.

k. Inventories: Inventories, consisting principally of program materials, textbooks, food, and supplies, are stated at the lower of cost, determined on a first-in, first-out basis, or market. The cost of inventory is reflected as a component of educational services and facilities expense as the items are used.

l. Property and Equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the related assets for financial reporting purposes and an accelerated method for income tax reporting purposes. Leasehold improvements and assets recorded under capital leases are amortized on a straight-line basis over the shorter of their estimated useful lives or the related lease term. Courseware represents the value of acquired curriculum and other tangible academic materials, such as lesson plans and syllabi, used to deliver educational services. Acquired courseware balances are depreciated on a straight-line basis over their useful lives, which are estimated by management based upon, among other things, the expected future utilization period and the nature of the related academic programs. Maintenance, repairs, minor renewals, and betterments are expensed and major improvements are capitalized.

m. Goodwill and Indefinite-Lived Intangible Assets: Goodwill and indefinite-lived intangible assets are reviewed for impairment on at least an annual basis by applying a fair-value-based test. In evaluating the recoverability of the carrying value of goodwill and other indefinite-lived intangible assets, we must make assumptions regarding the fair values of our reporting units, as defined under SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). Our estimate of the fair value of each of our reporting units is based primarily on projected future operating results and cash flows and other assumptions. The failure of a reporting unit to achieve projected future operating results and cash flows, or adjustments to other valuation assumptions, could change our estimate of reporting unit fair value, in which case we may be required to record an impairment charge related to goodwill and other indefinite-lived intangible assets.

n. Impairment of Long-Lived Assets: In accordance with SFAS No. 144, we review property and equipment, definite-lived intangible assets, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. If such events or changes in circumstances occur, we will recognize an impairment loss if the undiscounted future cash flows expected to be generated by the asset are less than the carrying value of the related asset. The impairment loss would adjust the asset to its fair value.

o. Arrangement with Affiliate: Under a profit-sharing agreement, we are entitled to receive approximately 30% of the net income generated by the American University in Dubai, United Arab Emirates ("AU Dubai"). The amount due from AU Dubai pursuant to the agreement of approximately $3.9 million and $1.1 million, respectively, as of December 31, 2007 and 2006, is included in other current assets and non-current assets, respectively, on our consolidated balance sheets, and our share of AU Dubai's 2007, 2006, and 2005 earnings is included in other income in our consolidated statements of income. During the years ended December 31, 2007, 2006, and 2005, we received distribution payments from AU Dubai totaling approximately $1.9 million, $5.3 million, and $3.4 million, respectively. Effective January 1, 2008, our arrangement with AU Dubai was terminated. As such, the amount due from AU Dubai, as of December 31, 2007, was recorded within other current assets. See Note 20 "Subsequent Events" of these notes to our consolidated financial statements for further discussion.

p. Contingencies: In accordance with SFAS No. 5, *Accounting for Contingencies* ("SFAS 5"), we accrue for costs associated with certain contingencies, including, but not limited to, settlement of legal proceedings and regulatory compliance matters, when such costs are probable and reasonably estimable. Liabilities established to provide for contingencies are adjusted as further information develops, circumstances change, or contingencies are resolved.

q. Income Taxes: We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). SFAS 109 requires the recognition of deferred income tax assets and liabilities based upon the income tax consequences of temporary differences between financial reporting and income tax reporting by applying enacted statutory income tax rates applicable to future years to differences between the financial statement carrying amounts and the income tax basis of existing assets and liabilities. SFAS 109 also requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some portion of the deferred income tax asset will not be realized.

On January 1, 2007, we adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which is an interpretation of SFAS No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The initial application of FIN 48 to our tax position had no effect on our stockholders' equity. Upon adoption of FIN 48, we had $29.0 million of gross unrecognized tax benefits.

r. Derivative Financial Instruments: We use derivative financial instruments from time to time principally to manage the risk of interest rate fluctuations and account for our derivative financial instruments in accordance with SFAS No. 133, *Accounting for Derivatives and Hedging Activities*, as amended. All derivative financial instruments are recognized on our consolidated balance sheet at fair value. Changes in the fair value of derivative financial instruments are recorded in earnings or accumulated other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative financial instruments reported in accumulated other comprehensive income are reclassified to earnings in the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges is recognized in earnings in the current period. As of December 31, 2007 and 2006, the fair value of our derivative instruments were not significant.

s. Deferred Rent Obligations: Certain of the real estate operating lease agreements to which we are party contain rent escalation clauses or lease incentives, such as rent abatements or tenant improvement allowances. Escalation clauses and lease incentives are considered by us in determining total rent expense to be recognized during the term of the lease, which begins on the date that we take control of the leased space. Renewal options are considered by us in evaluating the overall term of the lease. In accordance with SFAS No. 13, *Accounting for Leases* ("SFAS 13"), differences between periodic rent expense and periodic cash rental payments, caused primarily by the recognition of rent expense on a straight-line basis, and tenant improvement allowances due or received from lessors are recorded as deferred rent obligations on our consolidated balance sheet.

We record tenant improvement allowances as a deferred rent obligation on our consolidated balance sheet and as a cash inflow from operating activities in our consolidated statement of cash flows. We record capital expenditures funded by tenant improvement allowances received as a leasehold improvement on our consolidated balance sheet and as a capital expenditure in our consolidated statement of cash flows.

t. Share-Based Compensation: On January 1, 2006, we adopted the provisions of SFAS No. 123 (revised), *Share-Based Payment* ("SFAS 123R"). SFAS 123R replaced our previous accounting for share-based awards under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("Opinion 25"), for periods beginning in 2006. SFAS 123R requires that all share-based payments to employees and non-employee directors, including grants of stock options, shares of non-vested stock, and the compensatory elements of employee stock purchase plans, be recognized in the financial statements based on the estimated fair value of the equity or liability instruments issued.

See Note 16 "Share-Based Compensation" of these notes to our consolidated financial statements for further discussion of our share-based compensation plans, the nature of share-based awards issued under the plans and our accounting for share-based awards.

u. Foreign Currency Translation: For the years ended December 31, 2007, 2006, and 2005, revenues and expenses related to our foreign-based subsidiaries have been translated into U.S. dollars using average exchange rates during the reporting period, with transaction gains or losses included in net income. The aggregate transaction gains or losses included in net income for the years ended December 31, 2007, 2006, and 2005 were not significant. The assets and liabilities of these subsidiaries have been translated into U.S. dollars using the year-end exchange rate, with gains and losses resulting from such transactions included in accumulated other comprehensive income. The functional currency of each of our foreign subsidiaries is its local currency.

v. Educational Services and Facilities Expense: Educational services and facilities expense includes costs directly attributable to the educational activity of our schools, including, among others, salaries and benefits of faculty, academic administrators, and student support personnel, rents on school leases, distance learning costs, certain costs of establishing and maintaining computer laboratories, costs of student housing, owned and leased facility costs, royalty fees paid to Le Cordon Bleu Limited, and certain student financing costs. Also, included in educational services and facilities expenses are costs of other goods and services provided by our schools, including costs of textbooks, laptop computers, dormitory services, restaurant services, contract training, cafeteria services, rental services, and print-room services. Costs of such other goods and services for continuing operations, included in educational services and facilities expense in our consolidated statements of income, were approximately $84.4 million, $87.4 million, and $93.0 million for the years ended December 31, 2007, 2006, and 2005, respectively. Costs of such other goods and services for discontinued operations, included in the loss from discontinued operations in our consolidated statements of income were approximately $3.5 million, $4.8 million, and $6.4 million for the years ended December 31, 2007, 2006, and 2005, respectively.

w. Recourse Loan Fees: Under our risk sharing agreement with SLM Corporation or its subsidiaries, collectively known as "Sallie Mae", effective March 1, 2007, we paid Sallie Mae a discount fee equal to 25% of all recourse loans funded under the agreement after March 1, 2007. Pursuant to the agreement, we are not required to deposit a portion of loans funded under the agreement into a Sallie Mae reserve account. In addition, we are not required to repurchase any defaulted loans funded under the agreement after March 1, 2007. The discount fees are classified as a component of educational services and facilities expense in our consolidated statement of income and recognized on a straight-line basis over the course of the instructional term for which the underlying loan was granted as the related revenues are earned.

Prior to March 1, 2007, we were required to deposit 20% of all loans funded pursuant to such agreement into a Sallie Mae reserve account. The amount of our purchase obligation may not exceed this 20% deposit. We recorded such amounts as a deposit in long-term assets on our consolidated balance sheet. Amounts on deposit may ultimately be utilized to purchase loans in default, in which case recoverability of such amounts would be in question. Therefore, we established a 100% reserve for amounts on deposit through the use of a deposit contra-account. Upon purchasing Sallie Mae loans in default, we transferred an amount equal to the total balance of the loans purchased from the deposit account to a long-term recourse loan receivable account and transferred an offsetting amount from the deposit contra-account to a long-term recourse loan receivable contra-account, such that the net book value of the purchased loans was generally zero.

See Note 10 "Recourse Loan Agreements" and Note 20 "Subsequent Events" of these notes to our consolidated financial statements for further discussion.

x. Advertising Costs: Advertising costs are expensed as incurred. Advertising costs for continuing operations, which are included in general and administrative expenses in our consolidated statements of income, were approximately $242.9 million, $247.7 million, and $218.0 million, for the years ended December 31, 2007, 2006, and 2005, respectively. Advertising costs for discontinued operations, which are included in loss from discontinued operations in our consolidated statements of income, were approximately $20.3 million, $23.7 million, and $26.5 million for the years ended December 31, 2007, 2006, and 2005, respectively.

y. Weighted Average Common Shares: The weighted average number of common shares used to compute basic and diluted net income per share for the years ended December 31, 2007, 2006, and 2005, were as follows (in thousands):

For the Year Ended December 31,	**2007**	2006	2005
Basic common shares outstanding	**93,705**	96,190	100,974
Common stock equivalents	**702**	1,875	2,409
Diluted common shares outstanding	**94,407**	98,065	103,383

During the years ended December 31, 2007, 2006, and 2005, we issued 1.7 million, 3.5 million, and 0.8 million shares, respectively, of our common stock upon the exercise of employee stock options and the purchase of common stock pursuant to our employee stock purchase plan.

Included in stock options outstanding are stock options to purchase 2.3 million, 4.4 million, and 1.4 million shares of our common stock as of December 31, 2007, 2006, and 2005, respectively, that were not included in the computation of diluted net income per share because the stock options' exercise prices were greater than the annual average market price of our common stock and, therefore, the effect of the inclusion of such stock options would have been anti-dilutive.

3. Business Acquisition

On January 25, 2007, we acquired 100% of the issued and outstanding voting common stock of Istituto Marangoni for approximately $37.2 million. Istituto Marangoni is a world-renowned private, for-profit, postsecondary fashion and design school with locations in Milan, Italy; London, England; and Paris, France. We acquired Istituto Marangoni primarily because of its potential for market leadership, the economic attractiveness of the educational markets that it serves, and its potential for strong returns on invested capital. The acquisition of Istituto Marangoni also provides us with a platform for additional expansion in Europe and represents our entry into the Italian educational market.

The purchase price of approximately $39.6 million, including acquisition costs of approximately $2.4 million, was allocated as provided below (in thousands). The purchase price was funded with cash generated from operating activities. We do not expect any portion of this goodwill balance to be deductible for income tax reporting purposes.

Current assets	$13,067
Property and equipment	2,099
Intangible assets not subject to amortization	
Trade names	8,928
Intangible assets subject to amortization	
Student contracts (1.5-year useful life)	1,456
Covenant not to compete (3-year useful life)	220
Goodwill	28,912
Other assets	541
Total assets acquired	55,223
Current liabilities	11,134
Long-term liabilities	4,496
Total liabilities assumed	15,630
Net assets acquired	$39,593

4. Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 complements other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. In February 2008, the FASB deferred the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In addition, certain leasing transactions accounted for under SFAS 13 are now excluded from the scope of SFAS 157. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods. We are currently in the process of assessing the impact of SFAS 157, but do not believe that our adoption of the standard will have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 provides guidance with respect to presentation and disclosure requirements for reporting financial assets and liabilities at fair value. SFAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS 157, and in SFAS No. 107, *Disclosures about Fair Value of Financial Instruments* ("SFAS 107"). SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently in the process of assessing the impact of SFAS 159, but do not believe that our adoption of the standard will have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"), which is a revision of SFAS No. 141, *Business Combinations*. SFAS 141R establishes principles and requirements for how an acquirer: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. We will be required to comply with the provisions of SFAS 141R for acquisitions that occur on or after January 1, 2009.

5. Discontinued Operations

Schools and Campuses Held For Sale as of December 31, 2007: In November 2006, our Board of Directors approved a plan (the "Sale Plan") to sell 13 of our schools and campuses, including the nine campuses that comprise the Gibbs division, McIntosh College, the two campuses of Brooks College, and Lehigh Valley College (the "Sale Group"). Except with respect to the Brooks College campuses, we continued to operate and invest in the schools and campuses within the Sale Group throughout 2007. As of December 31, 2007, each of the schools and campuses within the Sale Group is available for immediate sale in its present condition. Historically, the Gibbs division campuses have been included in the Gibbs segment, and the campuses of McIntosh College, Brooks College, and Lehigh Valley College have been included in the Colleges segment.

In June 2007, we decided to retain the two campuses of Brooks College and teach out these campuses, because we were not able to identify a suitable buyer that we believed would support the best interests of the campus' students and faculty. The two campuses of Brooks College are no longer held for sale and the results of operations of Brooks College are no longer reflected as discontinued operations in our consolidated statements of income for all periods presented. Additionally, the assets and liabilities of our two Brooks College campuses are no longer included in current assets held for sale and current liabilities held for sale on our consolidated balance sheet. All current and prior period financial statements and the related notes included herein have been restated to include the results of operations and financial position of Brooks College in the Colleges segment of our continuing operations.

As of December 31, 2007, we believed that the 11 schools and campuses remaining within the Sale Group met the criteria necessary for such entities to qualify as assets held for sale under the specific provisions of SFAS 144. Accordingly, the results of operations of those schools and campuses are reflected as discontinued operations in our consolidated statements of income for all periods presented.

Under SFAS 144, the net assets of assets held for sale are required to be recorded on the balance sheet at estimated fair value, less costs to sell. During the fourth quarter of 2007, we recorded an asset impairment charge of approximately $20.0 million, net of income tax benefit of $10.9 million, to reduce the carrying value of the net assets of our schools and campuses held for sale to estimated fair value, less costs to sell. This charge resulted in the carrying value of the long-lived assets held for sale to be written down to $6.9 million. The fourth quarter of 2006 also reflected an asset impairment charge of approximately $7.3 million, net of income tax benefit of $3.9 million, to reduce the carrying value of the net assets of our schools and campuses held for sale to estimated fair value, less costs to sell.

See Note 20 "Subsequent Events" of the notes to our consolidated financial statements for further discussion of our discontinued operations.

International Academy of Design and Technology Montreal: On March 16, 2005, we sold our ownership interest in International Academy of Design and Technology Montreal ("IADT – Montreal") to a third party. As a result of that transaction, we recorded a loss from discontinued operations of $5.1 million, which represented the difference between the net proceeds received and the book value of the net assets sold. The loss includes an approximate $2.9 million charge related to the write-off of goodwill attributable to IADT – Montreal. The $5.1 million loss was not deductible for income tax reporting purposes.

International Academy of Design and Technology Ottawa: During the first quarter of 2005, we completed all teach-out activities at the International Academy of Design and Technology Ottawa ("IADT – Ottawa"). As a result, we recorded a discontinued operations charge of approximately $1.0 million. Included in this charge was a write-off of goodwill attributable to IADT – Ottawa in the amount of $0.6 million. The $1.0 million charge was not deductible for income tax reporting purposes.

Results of Discontinued Operations

Combined summary results of operations for the Sale Group, IADT – Montreal, and IADT – Ottawa, which are reflected as discontinued operations in our condensed consolidated statements of income for the twelve months ended December 31, 2007, 2006 and 2005, were as follows:

For the Year Ended December 31,	**2007**	2006	2005
(In thousands)			
Revenues	**$120,852**	$142,978	$179,974
Loss before income tax	**(55,508)**	(63,926)	(18,291)
Income tax benefit	**(19,559)**	(22,056)	(4,575)
Loss from discontinued operations	**$ (35,949)**	$ (41,870)	$ (13,716)

Assets and Liabilities Held for Sale

Assets and liabilities classified as held for sale on our consolidated balance sheets as of December 31, 2007 and 2006, include the following:

As of December 31,	**2007**	2006
(In thousands)		
Assets:		
Cash and cash equivalents	**$22,226**	$ 1,964
Receivables, net	**5,567**	5,181
Prepaid expenses	**2,724**	2,886
Inventories	**438**	186
Deferred income tax assets	**5,968**	7,235
Other current assets	**197**	857
Total current assets	**$37,120**	$18,309
Property and equipment, net	**6,861**	35,414
Goodwill	**87**	87
Deferred income tax assets	**–**	5,242
Other assets, net	**3,781**	4,104
Total assets	**$47,849**	$63,156
Liabilities:		
Accounts payable	**$ 2,107**	$ 1,982
Accrued payroll and related benefits	**764**	748
Accrued other	**10,856**	15,108
Deferred tuition revenue	**9,952**	5,957
Total current liabilities	**$23,679**	$23,795
Deferred income tax liabilities	**624**	–
Deferred rent obligations	**8,998**	8,084
Total liabilities	**$33,301**	$31,879

6. Cash and Cash Equivalents and Investments

Cash and cash equivalents and investments from our continuing operations consist of the following as of December 31, 2007 and 2006 (in thousands):

		Gross Unrealized		
	Cost	Gain	(Loss)	Fair Value
December 31, 2007				
Cash and cash equivalents:				
Cash	**$100,919**	**$ –**	**$ –**	**$100,919**
Money market funds	**114,559**	**–**	**–**	**114,559**
Total cash and cash equivalents	**215,478**	**–**	**–**	**215,478**
Investments (available-for-sale):				
Auction rate municipal bonds	**166,570**	**48**	**–**	**166,618**
Total cash and cash equivalents and investments	**$382,048**	**$48**	**$ –**	**$382,096**

		Gross Unrealized		
	Cost	Gain	(Loss)	Fair Value
December 31, 2006				
Cash and cash equivalents:				
Cash	$ 48,959	$ –	$ –	$ 48,959
Money market funds	120,934	–	–	120,934
Commercial paper	17,958	2	–	17,960
Total cash and cash equivalents	187,851	2	–	187,853
Investments (available-for-sale):				
Auction rate municipal bonds	249,007	2	(1)	249,008
Asset-backed securities	8,203	–	(2)	8,201
Mortgage-backed securities	2,566	1	(10)	2,557
Total investments	259,776	3	(13)	259,766
Total cash and cash equivalents and investments	$447,627	$ 5	$(13)	$447,619

Investments in auction rate municipal bonds generally have stated terms to maturity of greater than one year. However, we classify investments in auction rate municipal bonds as current on our consolidated balance sheet due to our ability to divest our holdings at auction 30 days from our purchase date.

In the table above, all unrealized losses as of December 31, 2006 relate to cash equivalents and available-for-sale investments that have been in a continuous unrealized loss position for less than one year. When evaluating our investments for possible impairment, we review factors such as the length of time and extent to which fair value has been less than the cost basis, the financial condition of the investee, and our ability and intent to hold the investment for a period of time that may be sufficient for anticipated recovery in fair value. The decline in the fair value of the above investments were considered temporary in nature and, accordingly, we determined that there was no impairment to these investments as of December 31, 2006.

A schedule of available-for-sale investments segregated by their original stated terms to maturity as of December 31, 2007 and 2006, are as follows (in thousands):

	Less than one year	One to five years	Five to ten years	Greater than ten years	Total
Original stated term to maturity of available-for-sale-investments as of December 31, 2007	$13,205	$ –	$ –	$153,413	$166,618
Original stated term to maturity of available-for-sale-investments as of December 31, 2006	$10,727	$1,327	$9,174	$238,538	$259,766

Although the stated terms to maturity of certain of our available-for-sale investments are greater than one year, all of our available-for-sale investments are classified as current assets on our consolidated balance sheets as the investments are readily marketable.

Realized gains or losses resulting from sales of investments during the years ended December 31, 2007, 2006, and 2005, were not significant.

7. Allowance for Doubtful Accounts

The activity in the student receivable allowance for the years ended December 31, 2007, 2006, and 2005 consists of the following:

For the Year Ended December 31,	**2007**	2006	2005
(In thousands)			
Balance at beginning of year	**$ 28,709**	$ 38,223	$ 44,922
Bad debt expense	**42,170**	55,856	74,038
Write-offs	**(38,074)**	(65,370)	(80,737)
Balance at end of year	**$ 32,805**	$ 28,709	$ 38,223

8. Property and Equipment

The cost basis and estimated useful lives of property and equipment for continuing operations as of December 31, 2007 and 2006, are as follows:

December 31,	**2007**	2006	Life
(In thousands)			
Land	**$ 5,612**	$ 5,202	
Building and improvements	**38,782**	34,496	15-35 years
Computer hardware and software	**47,192**	45,854	3 years
Courseware	**31,517**	31,231	5-12 years
Classroom equipment and other instructional materials	**57,836**	54,836	5-10 years
Furniture, fixtures, and equipment	**193,952**	179,087	7 years
Leasehold improvements	**314,622**	280,441	Life of lease
Vehicles	**721**	621	5 years
	690,234	631,768	
Less – Accumulated depreciation	**(358,029)**	(279,498)	
	$ 332,205	$ 352,270	

Property and equipment was affected by asset impairment charges of $5.8 million and $3.8 million for the years ended December 31, 2007 and 2006, respectively. The 2007 charges impacted the Colleges and Academy segments whereas the 2006 charge impacted only the Colleges segment. Depreciation expense for continuing operations for the years ended December 31, 2007, 2006, and 2005, was $76.7 million, $77.0 million, and $67.7 million, respectively. Depreciation expense for discontinued operations, included in loss from discontinued operations, was $8.9 million and $10.5 million for the years ended December 31, 2006 and 2005, respectively. In accordance with SFAS 144, there was no depreciation expense in 2007 on the assets held for sale.

9. Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill for continuing operations during the years ended December 31, 2007 and 2006, are as follows (in thousands):

	Academy segment	Colleges segment	Culinary Arts segment	Health Education segment	International segment	University segment	Total
Goodwill balance as of December 31, 2005	$14,074	$27,940	$75,148	$216,035	$12,343	$87,566	$433,106
Goodwill impairment charge	–	–	–	(84,975)	–	–	(84,975)
Effect of foreign currency exchange rate changes	(10)	–	–	–	1,639	–	1,629
Goodwill balance as of December 31, 2006	14,064	27,940	75,148	131,060	13,982	87,566	349,760
Effect of foreign currency exchange rate changes	653	–	–	–	4,519	–	5,172
Goodwill related to acquisitions	–	–	–	–	28,912	–	28,912
Goodwill balance as of December 31, 2007	$14,717	$27,940	$75,148	$131,060	$47,413	$87,566	$383,844

The increase in goodwill in 2007 in the International segment is related to the acquisition of Istituto Marangoni. See Note 3 "Business Acquisition" of these notes to our consolidated financial statements for further discussion of this acquisition.

Since our adoption of the specific provisions of SFAS 142 effective January 1, 2002, we have performed our annual goodwill and other indefinite-lived intangible asset impairment tests on the first day of January of each year. However, during 2007, we changed the date of our annual impairment tests to the first day of October of each year. We changed the measurement date of our annual impairment tests primarily due to the change in our annual budget preparation process that we implemented during 2007. Previously, the budget process was not completed and budgeted financial statements for a given year were not available until the fourth quarter of the prior year. However, during 2007, as a result of the accelerated timing of our budget preparation process, budgeted financial statements for a given year are now available by the end of the third quarter of the previous year. This change enables and facilitates the performance of impairment testing at an earlier date. The change in dates with respect to our annual goodwill and other indefinite-lived intangible asset impairment testing will be made on a prospective basis and this change did not delay, accelerate or avoid an impairment charge. Accordingly, we believe that this accounting change is preferable in our circumstances. This change had no impact on our consolidated financial statements for any period presented.

In October 2007, we performed our annual impairment testing of goodwill and indefinite-lived intangible asset balances and determined that there was no impairment to our goodwill or indefinite-lived intangible assets. As a result of the uncertainty that existed as of December 31, 2007 surrounding general credit and changes in the student lending environment, we performed an additional impairment test on our goodwill. This additional test resulted in no impairment of goodwill.

Health Education Reporting Unit

During the second quarter of 2006, our Health Education reporting unit did not achieve projected student enrollment, operating results, and cash flow targets, which was primarily attributable to a decline in student starts and student population at certain of its reporting unit schools. In consideration of our Health Education reporting unit's operating results relative to projections and the small margin between the reporting unit's carrying value and estimated fair value as of January 1, 2006, we retested the reporting unit's goodwill balance for impairment as of May 31, 2006. The preliminary results of the impairment test as of May 31, 2006, indicated that the value of goodwill attributable to our Health Education reporting unit of approximately $216.0 million had been impaired, as our estimate of the reporting unit's fair value was less than the carrying value of the reporting unit. As a result, we recorded an estimated goodwill impairment charge during the second quarter of 2006 of $85.0 million, pretax, of which approximately $8.0 million will be deductible for income tax purposes.

During the third quarter of 2006, we finalized our test of the Health Education reporting unit's goodwill balance, which included the valuation of tangible and intangible assets attributable to the reporting unit. Completion of the test of the reporting unit's goodwill balance did not result in a change to the $85.0 million, pretax, goodwill impairment charge recognized during the second quarter of 2006. However, as part of our overall test of the Health Education reporting unit's goodwill balance, we were required to estimate the fair value of the reporting unit's identifiable intangible assets, including trade names and accreditation, licensing, and Title IV Program participation rights. Upon finalizing our test of the Health Education reporting unit's goodwill balance during the third and fourth quarter of 2006, we recorded an impairment charge of approximately $1.3 million, pretax, attributable to the identifiable intangible assets of our Health Education reporting unit, as the fair value of the identifiable intangible assets were less than the carrying value of the identifiable intangible assets as of May 31, 2006.

As of December 31, 2007 and 2006, the cost basis, accumulated amortization and net book value of intangible assets are as follows:

	December 31, 2007			December 31, 2006		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
(In thousands)						
Amortizable intangible assets:						
Covenants not-to-compete	$ 8,539	$ (8,335)	$ 204	$ 8,269	$ (8,240)	$ 29
Licensing agreements	3,000	(2,648)	352	3,000	(2,329)	671
Trade names	1,622	(671)	951	1,622	(564)	1,058
Other	2,565	(1,903)	662	961	(920)	41
Amortizable intangible assets, net	$15,726	$(13,557)	$ 2,169	$13,852	$(12,053)	$ 1,799
Non-amortizable intangible assets:						
Accreditation, licensing, and Title IV Program participation rights			$10,213			$10,213
Trade names			32,013			21,972
Non-amortizable intangible assets			42,226			32,185
Intangible assets, net			$44,395			$33,984

The increase in non-amortizable trade names is primarily due to the acquisition of Istituto Marangoni and the impact of foreign currency changes. See Note 3 "Business Acquisition" of these notes to our consolidated financial statements for further discussion of this acquisition.

Amortizable intangible assets are amortized on a straight-line basis over their estimated remaining useful lives, which range from one year to nine years. Also, as of December 31, 2007, net intangible assets includes accreditation, licensing, and Title IV Program participation rights and trade names that are considered to have indefinite useful lives and, in accordance with SFAS 142, are not subject to amortization but rather reviewed for impairment on at least an annual basis by applying a fair-value-based test.

Amortization expense from continuing operations was $1.5 million, $0.5 million, and $0.5 million, for the years ended December 31, 2007, 2006, and 2005, respectively. Amortization expense from discontinued operations, included in the loss from discontinued operations, was not significant during any of the years ended December 31, 2006, and 2005, respectively. In accordance with SFAS 144, there was no amortization expense in 2007 on the assets held for sale. As of December 31, 2007, estimated future amortization expense for continuing operations is as follows (in thousands):

2008	$1,205
2009	224
2010	113
2011	108
2012	108
2013 and thereafter	411
Total	$2,169

10. Recourse Loan Agreements

We had recourse loan agreements with Sallie Mae and Stillwater National Bank and Trust Company ("Stillwater") which required us to repurchase these loans after a certain period of time. In October 2006, we negotiated an amendment to our risk sharing agreement with Sallie Mae that reduced the minimum credit score required for our students to qualify for a non-recourse loan under Sallie Mae's non-recourse loan program. The amendment also reduced loan fees and interest rates charged to our students for both non-recourse and recourse loans funded by Sallie Mae. Under the amendment, we paid Sallie Mae a discount fee equal to 25% of all recourse loans funded under the agreement after March 1, 2007. Pursuant to the amendment, we are no longer required to deposit a portion of loans funded under the agreement into a Sallie Mae reserve account. Also, we are no longer required to repurchase any loans funded under the agreement after March 1, 2007. In addition, our purchase agreement with Stillwater was terminated on April 29, 2007. We are still obligated to purchase any loans that are made by Stillwater prior to this termination date when offered by Stillwater for sale. As of December 31, 2007, we may be required to purchase an additional $0.3 million of loans from these two entities.

Costs associated with our recourse loan agreements for continuing and discontinued operations as of and for the years ended December 31, 2007, 2006, and 2005, are set forth below (in thousands). Costs incurred in connection with our Sallie Mae agreements are classified as a component of educational services and facilities expense in our consolidated statement of income, and costs incurred in connection with our Stillwater agreement are classified as a reduction of tuition and registration fees revenue in our consolidated statement of income.

Year Ended December 31,	**2007**	2006	2005
Sallie Mae	**$10,132**	$8,114	$8,731
Stillwater	**$ 339**	$2,858	$5,928

Outstanding recourse loan receivable and related allowance balances for continuing and discontinued operations as of December 31, 2007 and 2006, are set forth below (in thousands). These receivables are reported as a component of other long-term assets and assets held for sale within the consolidated balance sheets for continuing operations and discontinued operations, respectively.

	Loan Receivable	Allowance For Uncollectible Loans	Net Book Value
Sallie Mae:			
As of December 31, 2007	$27,718	$27,718	$ –
As of December 31, 2006	$24,266	$24,266	$ –
Stillwater:			
As of December 31, 2007	$25,163	$15,482	$9,681
As of December 31, 2006	$24,870	$15,353	$9,517

See Note 20 "Subsequent Events" of the notes to our consolidated financial statements for further discussion of our recourse loan program with Sallie Mae.

11. Debt and Credit Agreements

Our outstanding debt balances from continuing operations as of December 31, 2007 and 2006, consist of the following:

December 31,	2007	2006
(In thousands)		
Revolving loans under U.S. Credit Agreement	**$ 11,240**	$ 11,485
Equipment under capital leases, secured by related equipment discounted at a weighted average annual interest rate of 4.9% and 6.95%, respectively as of December 31, 2007 and 2006	**2,782**	3,376
	14,022	14,861
Less – Current portion	**(11,843)**	(12,098)
Long-term debt, net of current maturities	**$ 2,179**	$ 2,763

As of December 31, 2007, future annual principal payments of our outstanding debt obligations for continuing operations are as follows (in thousands):

2008	$11,843
2009	478
2010	478
2011	478
2012	478
2013 and beyond	267
Total	$14,022

Selected details of our credit agreements as of and for the years ended December 31, 2007 and 2006, were as follows (dollars in thousands):

December 31,	2007	2006
U.S. Credit Agreement:		
Credit availability	**$156,949**	$172,405
Outstanding letters of credit	**$ 16,811**	$ 16,110
Availability for additional letters of credit	**$ 33,189**	$ 83,890
Average daily revolving credit borrowings for the year ended	**$ 11,364**	$ 12,499
Weighted average annual interest rate[1]	**4.62%**	3.75%
Commitment fee rate	**0.10%**	0.20%
Letter of credit fee rate	**0.50%**	0.75%
Canadian Credit Agreement:		
Credit availability (U.S. dollars)	**$ 2,500**	$ 2,500
Average daily revolving credit borrowings for the year ended (U.S. dollars)	**$ –**	$ –
Weighted average annual interest rate	**0.00%**	0.00%
Commitment fee rate	**0.10%**	0.20%

(1) The weighted average annual interest rate for our U.S. Credit Agreement includes the impact on interest expense of our interest rate swap agreement, which is scheduled to expire on October 31, 2009.

On October 31, 2007, we repaid in full and subsequently terminated our existing credit agreement and entered into a new unsecured credit agreement ("U.S. Credit Agreement") with a syndicate of financial institutions, represented by, among others, an administrative agent. The U.S. Credit Agreement, which expires on October 31, 2012, provides for borrowings up to $185 million and includes a debt-to-EBITDA leverage covenant of 3.00:1.

The U.S. Credit Agreement requires that borrowings bear interest at fluctuating interest rates as determined by the Prime Rate or, for Euro currency loans, the London Interbank Offered Rate (LIBOR), plus the applicable margin within the relevant range of margins provided in our credit agreement. Under the new credit agreement, the applicable margin for Euro currency loans or letters of credit is based on our funded debt-to-EBITDA leverage ratio.

The U.S. Credit Agreement also contains customary events of default, including our failure to pay any principal, interest or other amount when due, our violation of certain of our affirmative covenants or any of our negative covenants, a breach of our representations and warranties, or a change of control. Upon the occurrence of an event of default, payment of our indebtedness may be accelerated and the lending commitments under the credit agreement may be terminated.

Our domestic subsidiaries have jointly and severally guaranteed repayment of our obligations under the U.S. Credit Agreement. Under the U.S. Credit Agreement, we are limited in our ability to take certain actions, including, among others, consummating certain acquisitions or mergers, paying cash dividends, selling or disposing of certain assets or subsidiaries, incurring other debt in excess of specified amounts, share repurchases under certain conditions and making certain investments.

As stated above, we are also required to satisfy certain financial covenants on a periodic basis, including the maintenance of a maximum consolidated leverage ratio of 3.00:1, a minimum fixed charge coverage ratio of 1.50:1, and a minimum annual consolidated ED financial responsibility composite score of 1.50. As of December 31, 2007, we are in compliance with the covenants of our U.S. Credit Agreement.

In addition, we also entered into an amendment to the unsecured Canadian credit agreement ("Canadian Credit Agreement") as part of the senior unsecured credit agreement. The Canadian Credit Agreement provides for borrowings up to $2.5 million (USD) and matures on October 31, 2012.

12. Leases

We lease most of our administrative and educational facilities and certain equipment under non-cancelable operating leases expiring at various dates through 2028. Lease terms generally range from five to ten years with one to two renewal options for extended terms. We are required to make additional payments under facility operating leases for taxes, insurance, and other operating expenses incurred during the operating lease period.

Certain of our leases contain rent escalation clauses and lease incentives, including rent abatements and tenant improvement allowances. Rent escalation clauses and lease incentives are considered by us in determining total rent expense to be recognized during the term of the lease, which begins on the date we take control of the leased space. Renewal options are considered by us in evaluating the overall term of the lease. In accordance with SFAS 13, differences between periodic rent expense and periodic cash rental payments, caused primarily by the recognition of rent expense on a straight-line basis, and tenant improvement allowances due or received from lessors are recorded as deferred rent obligations on our consolidated balance sheet.

In addition, we have financed the acquisition of certain equipment through capital lease arrangements and have assumed capital lease obligations in connection with certain acquisitions. The current portion of our capital lease obligations for continuing operations is included within current maturities of long-term debt on our consolidated balance sheets, and the long-term portion of our capital lease obligations is included within long-term debt on our consolidated balance sheets. The cost basis and accumulated depreciation of assets recorded under capital leases from continuing operating activities, which are included in property and equipment, are as follows as of December 31, 2007 and 2006:

December 31,	**2007**	2006
(In thousands)		
Cost	**$ 5,646**	$ 5,369
Accumulated depreciation	**(5,426)**	(4,816)
Net book value	**$ 220**	$ 553

Depreciation expense for continuing operations recorded in connection with assets recorded under capital leases was $0.6 million, $0.2 million, and $0.5 million for the years ended December 31, 2007, 2006, and 2005, respectively. Depreciation expense for discontinued operations recorded in connection with assets recorded under capital leases was not significant for the years ended December 31, 2007, 2006, and 2005.

Rent expense, exclusive of related taxes, insurance, and maintenance costs, for continuing operations totaled approximately $131.4 million, $120.5 million, and $125.9 million for the years ended December 31, 2007, 2006, and 2005, respectively. Rent expense for discontinued operations, included in loss from discontinued operations, was approximately $18.2 million, $30.9 million, and $22.7 million for the years ended December 31, 2007, 2006, and 2005, respectively. Included in rent expense for discontinued operations for the year ended December 31, 2006 was a pretax charge of $8.4 million for the acceleration of rent expense for excess and unused leased space.

As of December 31, 2007, future minimum lease payments under capital leases and operating leases for continuing operations are as follows (in thousands):

	Capital Leases	Operating Leases	Total
2008	$ 608	$102,261	$102,869
2009	478	98,493	98,971
2010	478	90,385	90,863
2011	478	85,805	86,283
2012	478	81,332	81,810
2013 and thereafter	265	342,382	342,647
Total	$2,785	$800,658	$803,443
Less – Portion representing interest at a weighted average annual rate of 4.9%	(421)		
Principal	2,364		
Less – Current portion	(602)		
	$1,762		

As of December 31, 2007, future minimum lease payments under operating leases for discontinued operations are as follows (in thousands):

	Operating Leases
2008	$ 21,027
2009	21,309
2010	20,548
2011	19,559
2012	19,276
2013 and thereafter	99,264
Total	$200,983

Total minimum rental income to be received in the future under non-cancellable sublease agreements for our continuing operations and discontinued operations is not significant.

13. Commitments and Contingencies

Culinary Licensing Agreement

We have an agreement with Le Cordon Bleu Limited that gives us the exclusive right to use the Le Cordon Bleu trade name in the United States and Canada. Under this agreement, we pay Le Cordon Bleu Limited royalties based on eligible culinary revenues collected from students enrolled in Le Cordon Bleu culinary programs at our schools. Royalty expense during the years ended December 31, 2007, 2006, and 2005, was approximately $14.7 million, $14.4 million, and $15.0 million, respectively. The licensing agreement terminates on December 31, 2008, but can be renewed for two successive five-year terms if certain conditions are met.

Effective August 30, 2002, the agreement was amended to reduce the royalty rate payable on eligible culinary revenues from eight percent to two percent for the period from September 1, 2002, to December 31, 2008. On August 30, 2002, as consideration for the reduction of the royalty rate, we paid Le Cordon Bleu Limited a one-time royalty fee of $40.0 million and issued to Le Cordon Bleu Limited an option to purchase 200,000 shares of our common stock. The option was immediately exercisable at an exercise price per share of $19.60 and expires on August 29, 2012. This one-time fee was recorded as a prepaid expense and is being amortized to royalty expense on a straight-line basis over the life of the amended agreement. Total amortization of this one-time fee included in the royalty expense totals above was $6.8 million for each of the years ended December 31, 2007, 2006, and 2005, respectively. The unamortized balance as of December 31, 2007, is approximately $6.8 million. The amount will be amortized to educational services and facilities expense in our consolidated statement of income on a straight-line basis over the remaining term of the licensing agreement.

The fair value of the option of approximately $3.0 million was estimated on the date of the grant using the Black-Scholes-Merton option pricing model. The assumptions used to estimate the fair value of the option are as follows:

Dividend yield	–
Risk-free interest rate	4.0%
Volatility	50.0%
Contractual life (in years)	10

Litigation

We are, or were, a party to the following legal proceedings that are outside the scope of ordinary routine litigation incidental to our business.

SECURITIES LITIGATION

In re Career Education Corporation Securities Litigation. As previously disclosed, *In re Career Education Corporation Securities Litigation* represents the consolidation into one suit of six purported class action lawsuits filed between December 9, 2003, and February 5, 2004, in the United States District Court for the Northern District of Illinois by and on behalf of certain purchasers of our common stock, against us, John M. Larson, and Patrick K. Pesch, former officers of the Company. The plaintiffs appealed the District Court's dismissal of their third amended consolidated complaint to the United States Court of Appeals for the Seventh Circuit on April 24, 2007. The parties have reached an agreement to settle the plaintiffs' claims on appeal. This settlement is subject to the case being remanded to the District Court by the Court of Appeals and approval by the District Court after notice to potential class members. Due to the inherent uncertainties of litigation, we cannot predict the ultimate outcome of this matter. An unfavorable outcome could have a material adverse impact on our business, results of operations, cash flows, and financial position.

ACTION AGAINST FORMER OWNERS OF WESTERN SCHOOL OF HEALTH AND BUSINESS CAREERS

As previously disclosed, on March 12, 2004, we filed a lawsuit in the U.S. District Court for the Western District of Pennsylvania against the former owners of Western School of Health and Business Careers ("Western"). In the lawsuit, we allege that the former owners of Western made material misrepresentations of fact and breached certain representations and warranties regarding the accreditation and approval of several programs of study offered by Western and seek full indemnification for all resulting losses, costs, and damages, including attorneys' fees. On July 12, 2004, we filed a similar complaint in the Court of Common Pleas of Allegheny County, Pennsylvania, and then voluntarily dismissed the federal lawsuit. Subsequently, we amended our complaint to assert an additional claim for breach of contract against Western's former accounting firm. Discovery is in progress.

The misrepresentations we allege in this matter came to light during a routine change of ownership review undertaken by the Accrediting Commission of Career Schools and Colleges of Technology ("ACCSCT") subsequent to our acquisition of Western. On March 4, 2004, ACCSCT notified us of discrepancies in accreditation and approval documents related to several academic programs. Western suspended marketing, new enrollments, and disbursement of funds issued under Title IV Programs for all affected academic programs, and promptly applied for approval of all such programs. The diploma programs were approved in June 2004, and Western then resumed marketing, enrolling new students, and disbursement of Title IV Program aid to students in those programs. In July 2004, ACCSCT approved the degree programs effective upon Western's satisfaction of certain stipulations. Western subsequently satisfied all stipulations and resumed marketing, enrollment of new students, and disbursing of Title IV Program funds to students in those programs. On or about January 30, 2008, we entered into a civil settlement agreement with the government to resolve any remaining issues with the government in a manner that best serves the interest of Western's students. Pursuant to the terms of the agreement, we agreed to pay $2.2 million to the U.S. Department of Education ("ED"), which represents a portion of Title IV Program funds improperly disbursed in relation to the affected programs, investigative costs incurred by the government, and interest. On February 14, 2008, we made this payment.

The pending lawsuit seeks to recover any such funds from the former owners of Western and its former accounting firm. Due to the inherent uncertainties of litigation, we cannot predict the ultimate outcome of this matter, but we do not expect the outcome of this matter to have a significant impact on our consolidated financial position or results of operations.

Notes to Consolidated Financial Statements

STUDENT LITIGATION

Laronda Sanders, et al. v. Ultrasound Technical Services, Inc., et al. On March 15, 2006, a complaint was filed against us and Ultrasound Technical Services, Inc. ("UTS"), one of our subsidiaries, in the United States District Court for the District of Maryland, Greenbelt Division. On March 12, 2007, the plaintiffs filed a second amended complaint. The second amended complaint includes, as plaintiffs, 21 current and former students of the Landover, Maryland, campus of Sanford-Brown Institute ("SBI"), one of our schools. The plaintiffs purport to bring their claims on behalf of themselves and a putative class of similarly situated former students. The case was later consolidated with a separate action brought in the same court by another former student. The second amended complaint alleges that the defendants made fraudulent misrepresentations and violated the Maryland consumer fraud act by misrepresenting or failing to disclose, among other things, details regarding instructors' experience or preparedness, availability of clinical externship assignments, the employability and starting salaries of graduates, and estimates for the dates upon which the plaintiffs would receive their certificates and be able to enter the work force. The complaint also alleges that defendants breached plaintiffs' enrollment contracts by failing to provide the promised instruction, training, externships, and placement services. Plaintiffs seek actual damages, punitive damages, and costs. On January 25, 2008, the plaintiffs filed a motion seeking leave to file a third amended complaint that would add four additional former students as plaintiffs based on similar allegations to those made in the second amended complaint. The parties are in the process of finalizing the terms of a proposed settlement, which would only be effective upon approval of the court.

McCarten, et al. v. Allentown Business School, Ltd. t/a Lehigh Valley College. As previously disclosed, on September 28, 2005, a complaint was filed against Allentown Business School, Ltd. ("Allentown"), one of our subsidiaries, in the Court of Common Pleas of Lehigh County, Pennsylvania. The complaint purports to be brought on behalf of all former students of Allentown, now known as Lehigh Valley College, who received allegedly "high interest private loans," and alleges that Allentown violated Pennsylvania's Unfair Trade Practices and Consumer Protection Law and engaged in intentional misrepresentation, negligent misrepresentation, and negligence in connection with the enrollment and student loan information and application processes. The complaint seeks compensatory and punitive damages in an unspecified amount. On December 12, 2005, the plaintiffs filed an amended complaint asserting the same claims as set forth in the initial complaint. On December 14, 2005, Allentown moved to compel arbitration. The motion was granted by Order dated November 13, 2006. In December 2006, the plaintiffs made a Motion for Reconsideration of the Order compelling arbitration. The court denied the motion for reconsideration by Order dated December 27, 2006.

Thurston, et al. v. Brooks College, Ltd., et al; Nilsen v. Brooks Institute of Photography, et al.; Outten, et al. v. American InterContinental University, Inc. As previously disclosed, these lawsuits were filed by the same law firms against the above-identified Southern California campuses of CEC-owned schools. The details of each lawsuit are described in more detail in previous disclosures. Generally, they challenge alleged admissions practices at the schools relating primarily to the disclosure of prior graduates' employment statistics and, in certain instances, the transferability of credits earned at the schools to other non-CEC postsecondary schools. CEC has reached an agreement to settle the lawsuits, which is only effective upon approval by the court. The monetary component of the proposed settlement involves our payment of approximately $12.4 million to resolve all three cases, including plaintiffs' attorney's fees and certain audit expenses to be incurred with the proposed settlement. The proposed settlement also involves auditing and injunctive relief components. The court has entered an order preliminarily approving the settlement. Notice of the settlement has been sent to prospective class members. The hearing on final approval is set for April 29, 2008.

Amador, et al. v. California Culinary Academy and Career Education Corporation. On September 27, 2007, a complaint was filed in the California Superior Court in San Francisco on behalf of 37 current and former students of the California Culinary Academy ("CCA"). Plaintiffs plead their complaint as a putative class action and allege four putative causes of action: fraud; constructive fraud; violation of the California Unfair Competition Law; and violation of the California Consumer Legal Remedies Act. Plaintiffs contend that CCA made a variety of misrepresentations to them, primarily oral, during the admissions process. The alleged misrepresentations relate generally to the school's reputation, the value of the education, the competitiveness of the admissions process, the students' employment prospects upon graduation from CCA and CCA's ability to arrange beneficial student loans. CCA has filed a motion to compel arbitration of certain of the claims by certain of the purported class representatives.

Benoit, et al. v. Career Education Corporation, et al. As previously disclosed, on June 24, 2005, a purported class action complaint was filed in Hillsborough County, Florida against us and Ultrasound Technical Services, Inc. ("UTS"). The action was brought on behalf of all persons enrolled in the Medical Billing and Coding Program ("MBC Program") at our SBI-Tampa campus in the prior four years. The complaint alleges defendants breached enrollment contracts with the plaintiffs and other class members and violated the Florida Deceptive and Unfair Trade Practices Act ("FDUTPA") by, among other things, failing to properly train students, offer and require sufficient hours of course work, provide properly trained instructors, provide appropriate curriculum consistent with the represented degree, award the represented degree, provide adequate career placement services, and misrepresenting that they would provide such services. The complaint also alleges that defendants "padded" the MBC Program curriculum to charge greater tuition, purportedly in violation of FDUTPA. Plaintiffs sought actual damages, attorneys' fees and costs, and other relief. In response, on July 20, 2005, we filed a Motion to Stay Proceedings Pending Arbitration, which the Court granted on October 11, 2005 pursuant to the arbitration provision contained in each plaintiffs' enrollment agreement. On October 30, 2007, the Court granted plaintiffs' Motion to Compel Defendants to Initiate Arbitration, and ordered that we initiate arbitration proceedings as to only plaintiff Ms. Benoit and that defendants will be responsible for paying all fees associated with initiating the arbitration proceedings. In accordance with the Court's order, on November 30, 2007, we filed with the American Arbitration Association a Demand for Arbitration as to the named-plaintiff, Aimee Benoit. On January 24, 2008, the arbitrator conducted a preliminary hearing and established a briefing schedule on the issue of whether the arbitration can proceed on a class-wide basis. On January 30, 2008, the arbitrator issued an interim ruling stating that the action could not go forward as a class action, and that briefing on the issue was thus not needed. On February 14, 2008, the arbitrator conducted a scheduling conference, reiterated his ruling that the arbitration would not proceed on a class action basis, and scheduled the final hearing in Ms. Benoit's individual arbitration action for April 2-4, 2008.

Due to the inherent uncertainties of litigation, we cannot predict the ultimate outcome of these matters. An unfavorable outcome of any one or more of these matters could have a material adverse impact on our business, results of operations, cash flows, and financial position.

EMPLOYMENT LITIGATION

Vander Vennet, et al. v. American InterContinental University, Inc., et al. As previously disclosed, on August 24, 2005, former admissions advisors of American InterContinental University ("AIU") Online filed a lawsuit in the United States District Court for the Northern District of Illinois alleging that we, AIU Online, and the then President of our University division violated the Fair Labor Standards Act ("FLSA"), the Illinois Minimum Wage Law, and the Illinois Wage Payment and Collection Act by failing to pay the plaintiffs for all of the overtime hours they allegedly worked. Plaintiffs seek unspecified lost wages, liquidated damages, attorneys' fees, and injunctive relief. The plaintiffs are also seeking certification as a class under the FLSA. On December 22, 2005, and April 7, 2006, the court granted plaintiffs' motions to send FLSA Notice, and such notice was distributed to certain current and former admissions advisors. The deadline for potential plaintiffs to opt-in to this lawsuit was June 23, 2006. Less than 10% of the persons to whom notice of the suit was sent, including current and former admissions advisors, joined the litigation. Defendants deny all of the material allegations in the complaint and are vigorously defending the claims and opposing class certification. The parties are currently engaged in discovery.

Due to the inherent uncertainties of litigation, we cannot predict the ultimate outcome of this matter. An unfavorable outcome could have a material adverse impact on our business, results of operations, cash flows, and financial position.

OTHER LITIGATION

In addition to the legal proceedings and other matters described above, we are also subject to a variety of other claims, suits, and investigations that arise from time to time in the ordinary conduct of our business, including, but not limited to, claims involving students or graduates and routine employment matters. While we currently believe that such claims, individually or in aggregate, will not have a material adverse impact on our business, cash flows, or financial position, the litigation and other claims noted above are subject to inherent uncertainties, and management's view of these matters may change in the future. If an unfavorable final outcome were to occur in any one or more of these matters, our business, reputation, financial position, cash flows, and results of operations may be materially adversely affected.

Federal, State, and Accrediting Body Regulatory Matters

Our schools are subject to extensive regulation by federal and state governmental agencies and accrediting bodies. On an ongoing basis, we evaluate the results of our internal compliance monitoring activities and those of applicable regulatory agencies, and, when appropriate, record liabilities to provide for the estimated costs of any necessary remediation. The following is an update of selected recent regulatory and accreditation actions affecting us and certain of our schools.

FEDERAL REGULATORY MATTERS

As part of Title IV administration, the ED periodically conducts program reviews at selected schools that receive Title IV funds. ED program review reports and/or final determination letters, which generally cover a school's main campus and any branch campuses, are currently pending for Briarcliffe College; Brooks Institute; California Culinary Academy; Gibbs College – Livingston, New Jersey; Katharine Gibbs School – New York; The Cooking and Hospitality Institute of Chicago; and Western School of Health and Business Careers. The ED has completed its review of AIU, Gibbs College-Boston, International Academy of Design and Technology – Chicago, and Sanford-Brown Institute – Atlanta and has issued final determination letters. We are committed to resolving all issues identified in connection with these program reviews to the ED's satisfaction and ensuring that our schools operate in compliance with all ED regulations.

We cannot predict the outcome of these program reviews, and any unfavorable outcomes could have a material adverse effect on our business, results of operations, cash flows, and financial position.

SEC Investigation. As previously disclosed, on January 7, 2004, we received notification from the Chicago Regional Office of the U.S. Securities and Exchange Commission ("SEC") that it was conducting an inquiry concerning us and requested that we voluntarily provide certain information. On June 22, 2004, the SEC staff notified us that it was conducting a formal investigation. On April 5, 2006, we disclosed that we were advised by the staff of the Chicago Regional Office of the SEC that the staff intended to recommend to the SEC that it terminate its investigation and that no enforcement action be taken against us. On January 17, 2008, we were advised by the Chicago Regional Office of the SEC that the SEC investigation has been completed, with no action taken against us.

STATE REGULATORY MATTERS

Katharine Gibbs – New York ("Gibbs – NY"). In April, 2006, the Office of College and University Evaluation of the New York State Education Department (the "NYSED") conducted a site visit to Gibbs – NY. The purpose of the visit was to examine Gibbs – NY's compliance with the regulations of the NYSED. On June 28, 2006, the NYSED issued a draft report relating to its site visit. The draft report included a number of findings and recommendations and indicated that Gibbs – NY may be out of compliance with NYSED regulations in several areas. Gibbs – NY was given until August 29, 2006, to comment on the draft report, point out factual errors, provide new information, and respond to the recommendations set forth therein. Gibbs – NY submitted a response to the draft report within the prescribed time period.

On January 25, 2007, the NYSED issued a final report stating that, although the school had addressed many of the NYSED's recommendations, additional action was required. The NYSED stated that, absent a finding of substantial compliance with registration standards resulting from the follow-up review, it would terminate the registration of all degree programs at Gibbs – NY. While the review remains pending, the NYSED has limited enrollments commencing with the April 2007 academic quarter to not more than 50% of entering "first-time" students enrolled in the comparable academic quarter of the preceding year. The NYSED has also required Gibbs – NY to show that not less than 65% of April 2007 entering first-time, full-time students remain as students into the following term, exhibiting satisfactory academic performance and progress. Gibbs – NY submitted a response addressing the NYSED's remaining concerns on March 23, 2007.

The NYSED conducted a follow-up visit in July 2007. On December 19, 2007, the NYSED sent a draft report with recommendations from the July follow-up visit with a school response due February 2, 2008. The NYSED indicated that, upon receiving the school's response, it would issue a final report and make a determination on whether the enrollment cap described above would continue. Gibbs – NY submitted its response on January 18, 2008. On February 5, 2008, the NYSED issued a final report stating that it finds Gibbs – NY to be in substantial compliance with the applicable laws, rules, and regulations, noted the significant improvements Gibbs – NY has made, and raised the enrollment cap from 50% to 75% commencing with the April 2008 academic quarter. Gibbs – NY must submit a Progress Report by July 1, 2008 to address changes that are in the process of being implemented.

In connection with the NYSED's 2006 site visit, the Accrediting Council for Independent Colleges and Schools ("ACICS") conducted a special on-site visit in June 2007 to validate the March 2007 response submitted to the NYSED. The ACICS report provided to Gibbs – NY subsequent to the visit by ACICS affirmed that Gibbs – NY has made a significant effort to address the most substantial concerns reflected in the NYSED's report. ACICS requested a response to certain items for which documentation was not provided to the ACICS visiting team. Gibbs – NY submitted a comprehensive response in July 2007. On December 11, 2007, the ACICS sent a notice of deferred action pending additional information on the school's Institutional Effectiveness Plan with a response requested by February 29, 2008. Gibbs – NY is committed to responding in a timely and appropriate manner.

Lehigh Valley College ("Lehigh"). As previously disclosed, on July 20, 2005, the Bureau of Consumer Protection of the Office of Attorney General in Pennsylvania ("Pennsylvania AG") notified Lehigh that it had begun a review into the business practices of the school. The Pennsylvania AG requested certain documents, including information relating to Lehigh's recruitment practices, student complaints, and financial aid policies and procedures, which we provided in August 2005.

In a May 31, 2006, subpoena, the Pennsylvania AG requested that Lehigh provide additional documents and information and appear to answer certain inquiries. Lehigh produced documents responsive to the Pennsylvania AG's additional requests and made a former senior administrator available to answer the Pennsylvania AG's inquiries. In May 2007, Lehigh received a letter from the Pennsylvania AG setting forth additional requests for information and documents. These latest requests focus on relationships and business dealings between Lehigh and CEC and companies that offer student loans, and, in particular, the use of "preferred lender lists." Lehigh and CEC submitted a response to this request in June 2007.

In October 2006, the Pennsylvania AG alleged that the school had violated the Pennsylvania Consumer Protection Law. The Pennsylvania AG offered Lehigh and CEC the opportunity to resolve this matter through entering into an assurance of voluntary compliance and payment of a fine and costs. Lehigh and CEC engaged in discussions with the Pennsylvania AG regarding the terms upon which the matter may be resolved. On February 19, 2008, Lehigh and CEC, without admitting any violations, entered into an Assurance of Voluntary Compliance with the Pennsylvania AG which was filed on the same date in the Pennsylvania Court of Common Pleas for Lehigh County (the "Assurance"). Pursuant to the monetary relief component of the Assurance, Lehigh and CEC have paid the aggregate sum of $0.2 million to the Pennsylvania AG for public protection and education purposes, costs and civil penalties. The Asssurance also contains injunctive relief components.

ACCREDITING BODY MATTERS

American InterContinental University ("AIU"). As previously disclosed, at the Southern Association of Colleges and Schools ("SACS") December 11, 2006 meeting, SACS extended AIU's Probation status through December 2007. On January 9, 2007, AIU received written notification that seven of the 15 previous recommendations from SACS remained unresolved to the commission's satisfaction and that another Special Committee visit to AIU had been authorized. AIU submitted a second monitoring report in September 2007 responding to these seven open recommendations. On October 17, 2007, a Special Committee completed its scheduled visits to four AIU campuses. At the conclusion of the visits, the special committee informed AIU that its final report to SACS would contain no recommendations for further corrective action.

At the SACS Annual Business Session held on December 10, 2007, SACS removed AIU from probation status and as a result AIU's accreditation continues in good standing.

Brooks College ("Brooks"). At its June 2007 meeting, the Accrediting Commission for Community and Junior Colleges, Western Association of Schools and Colleges ("ACCJC") reviewed both the Focused Midterm Report submitted by Brooks and the report of the ACCJC evaluation team that visited the Brooks Long Beach campus in April 2007. The ACCJC placed Brooks on probation and in accord with its directive; the college submitted a Special Report on August 3, 2007. The college also submitted a Progress Report on October 15, 2007 and hosted a site visit in November 2007. The college received notice in February 2008 that it was removed from probation with the requirement that it submit a Progress Report by March 15, 2008 on the status of the teach-out.

We cannot predict the outcome of any pending accreditation matters, and an unfavorable outcome of any one or more of these matters could have a material adverse effect on our business, results of operations, cash flows, and financial position.

We periodically evaluate the need to record liabilities in connection with loss contingencies, including, but not limited to, settlement of legal proceedings and regulatory compliance matters. In accordance with SFAS 5, we accrue for costs related to loss contingencies when such costs are probable and reasonably estimable. If a loss contingency is probable and reasonably estimable, we record such loss contingencies as operating expenses within the general and administrative section of our consolidated statements of income. We had loss contingencies of $20.3 million and $1.3 million recorded within other accrued expenses on our consolidated balance sheets as of December 31, 2007 and 2006, respectively. We believe that we have recorded in our consolidated financial statements adequate liabilities for all material, probable, and reasonably estimable costs associated with loss contingencies existing as of December 31, 2007.

14. Income Taxes

The provision for income taxes for continuing operations for the years ended December 31, 2007, 2006, and 2005, consists of the following:

For the Year Ended December 31,	**2007**	2006	2005
(In thousands)			
Current provision:			
Federal	**$ 59,169**	$ 96,032	$124,594
State and local	**4,349**	9,141	19,441
Foreign	**4,247**	961	1,040
Total current provision	**67,765**	106,134	145,075
Deferred provision (credit):			
Federal	**(18,218)**	(14,813)	3,598
State and local	**239**	(1,967)	(556)
Foreign	**(1,611)**	(18)	(195)
Total deferred provision (credit)	**(19,590)**	(16,798)	2,847
Total provision for income taxes	**$ 48,175**	$ 89,336	$147,922

During 2007, 2006, and 2005, we recognized an income tax benefit of approximately $5.9 million, $20.8 million, and $5.3 million, respectively, in connection with stock options exercised during the year. The related income tax benefits have been recorded as a reduction of accrued income taxes and an increase to stockholders' equity.

A reconciliation of the statutory U.S. federal income tax rate to our effective income tax rate for continuing operations for the years ended December 31, 2007, 2006, and 2005, is as follows:

For the Year Ended December 31,	**2007**	2006	2005
Statutory U.S. federal income tax rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	**2.0**	2.2	3.4
Foreign tax rates	**(1.7)**	(1.2)	(0.6)
Goodwill impairment	**–**	16.1	–
Tax exempt interest	**(2.9)**	(2.4)	(0.6)
Valuation allowance	**2.3**	0.3	0.1
Other	**(1.2)**	0.3	0.1
Effective income tax rate	**33.5%**	50.3%	37.4%

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits as of December 31, 2007 was as follows:

(In millions)	
Gross unrecognized tax benefits as of January 1, 2007	$29.0
Additions for tax positions of prior years	2.5
Reductions for tax positions of prior years	(1.8)
Additions based on tax positions related to the current year	3.6
Reductions due to settlements	(3.1)
Reductions due to lapse of applicable statute of limitations	(1.0)
Gross unrecognized tax benefits as of December 31, 2007	$29.2

As of December 31, 2007, the total amount of net unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods was $24.1 million. We record interest and penalties related to unrecognized tax benefits within provision for income taxes on our consolidated statements of income. The total amount of accrued interest and penalties resulting from such unrecognized tax benefits was $5.4 million as of December 31, 2007. For the year ended December 31, 2007, we did not recognize any interest or penalties from unrecognized tax benefits in our consolidated results of continuing operations.

CEC and its subsidiaries file income tax returns in the U.S. and in various state, local, and foreign jurisdictions. CEC and its subsidiaries are routinely examined by tax authorities in these jurisdictions. As of December 31, 2007, CEC had been examined by the Internal Revenue Service (IRS) through calendar year 2004. In addition, a number of state and local examinations are currently ongoing. It is possible that these examinations may be resolved within twelve months. Due to the potential for resolution of federal, state and foreign examinations, and the expiration of various statutes of limitations, it is reasonably possible that CEC's gross unrecognized tax benefits balance may change within the next twelve months by a range of zero to $15.2 million.

Deferred income tax assets (liabilities) result primarily from temporary differences in the recognition of various expenses for tax and financial statement purposes, and from the recognition of the tax benefits of net operating loss carry forwards. Components of deferred income tax assets and liabilities for continuing operations as of December 31, 2007 and 2006, are as follows:

December 31,	2007	2006
(In thousands)		
Deferred income tax assets:		
Deferred rent obligations	**$ 17,623**	$21,651
Tax net operating loss carry forwards	**7,091**	6,489
Allowance for doubtful accounts	**772**	–
Covenant not-to-compete	**1,041**	1,317
Accrued settlements and legal	**6,659**	1,264
Deferred compensation	**915**	1,871
Accrued restructuring and severance	**1,252**	1,232
Asset impairment	**19,357**	5,253
Other	**9,656**	9,214
Valuation allowance	**(11,349)**	(4,715)
Total deferred income tax assets	**53,017**	43,576
Deferred income tax liabilities:		
Depreciation and amortization	**33,401**	42,656
Other	**4,697**	5,482
Total deferred income tax liabilities	**38,098**	48,138
Net deferred income tax asset (liability)	**$ 14,919**	$ (4,562)

The deferred income tax valuation allowance for continuing operations as of December 31, 2007, 2006, and 2005, are as follows:

For the Year Ended December 31,	2007	2006	2005
(In thousands)			
Balance at beginning of year	**$ 4,715**	$ 5,772	$5,398
Charges (credits) to expense	**6,634**	(1,057)	374
Amounts written-off	**–**	–	–
Balance at end of year	**$11,349**	$ 4,715	$5,772

Net deferred income tax assets (liabilities) for continuing operations as of December 31, 2007 and 2006, are reflected in the consolidated balance sheet as follows:

December 31,	2007	2006
(In thousands)		
Current deferred income tax assets, net	**$13,630**	$ 6,104
Long-term deferred income tax assets, net	**1,289**	–
Long-term deferred income tax liabilities, net	**–**	(10,666)
Net deferred income tax asset (liability)	**$14,919**	$ (4,562)

As of December 31, 2007, we have net operating loss carry forwards, for state income tax purposes, of approximately $73.3 million. These net operating loss carry forwards are available to offset various future state taxable income, if any, and expire between 2008 and 2027. For the twelve months ended December 31, 2007, we did not record any income tax benefit related to net operating loss carry forwards in our consolidated statements of income.

As of December 31, 2007 and 2006, we have recorded a valuation allowance, as reflected in the table above, to reduce the carrying value of deferred income tax assets to the amount that will likely be realized in the future. The valuation allowance relates to the deferred income tax assets of our Canadian subsidiary. Our net operating loss carry forwards attributable to our Canadian subsidiary are approximately $9.1 million and $8.8 million as of December 31, 2007 and 2006, respectively, and begin to expire in 2008.

As of December 31, 2007, foreign subsidiary earnings of approximately $24.0 million are considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided on such foreign subsidiary earnings.

15. Stock Repurchase Program

Our Board of Directors has authorized the use of a total of $800.2 million to repurchase outstanding shares of our common stock. Stock repurchases under this program may be made on the open market or in privately negotiated transactions from time to time, depending on factors including market conditions and corporate and regulatory requirements. The stock repurchase program does not have an expiration date and may be suspended or discontinued at any time.

During the fourth quarter of 2007, we repurchased approximately 2.5 million shares of our common stock for approximately $75.0 million at an average price of $29.49 per share. During 2007, we repurchased approximately 7.4 million shares of our common stock for approximately $224.3 million at an average price of $30.26 per share.

Since the inception of the program in July 2005, we have repurchased approximately 18.2 million shares of our common stock for approximately $590.6 million at an average price of $32.48 per share. As of December 31, 2007, we are authorized under the program to use an additional $209.6 million to repurchase outstanding shares of our common stock.

The repurchase of shares of our common stock reduces the amount of cash available to pay cash dividends to our stockholders. We have never paid cash dividends on our common stock.

16. Share-Based Compensation

Overview of Share-Based Compensation Plans

Under our 1998 Employee Incentive Compensation Plan, as amended, (the "Employee Plan") and our 1998 Non-Employee Directors' Stock Option Plan (the "Directors Plan"), non-employee members of our Board of Directors, officers, and other employees may receive grants of incentive stock options, nonqualified stock options, shares of non-vested stock, stock appreciation rights, and other awards. We are authorized to grant up to approximately 24.4 million shares of common stock under the plans. As of December 31, 2007, we have reserved approximately 4.2 million shares of common stock for the exercise of stock options outstanding as of December 31, 2007, approximately 0.8 million shares for awards of non-vested stock, and approximately 3.2 million additional shares of common stock for future stock option awards under the plans.

Stock Options. The exercise price of stock options granted under the plans is equal to the fair market value of our common stock on the date of grant. Employee stock options become exercisable ratably over a four-year service period beginning the date of grant and expire ten years after the date of grant, unless an earlier expiration date is set at the time of the grant. Non-employee directors' stock options expire ten years after the date of grant and generally become exercisable as follows: one-third on the grant date, one-third on the first anniversary of the grant date, and one-third on the second anniversary of the grant date. Both employee stock options and non-employee director stock options are subject to possible earlier vesting and termination in certain circumstances. If a plan participant terminates his or her employment for any reason other than by death or disability during the vesting period, he or she forfeits the right to unvested stock option awards. Since the inception of the plans, grants of stock options have only been subject to the service conditions discussed previously. No stock option grants have included performance or market conditions that affect stock option vesting or other pertinent factors.

Non-vested Stock. Shares of non-vested stock become vested three years after the date of grant. If a plan participant terminates his or her employment for any reason other than by death or disability during the vesting period, he or she forfeits the right to all shares of non-vested stock. The vesting of shares of non-vested stock is subject to possible acceleration in certain circumstances. Certain of the shares of non-vested stock that we have granted to plan participants are subject to performance conditions that may affect the number of shares of non-vested stock that will ultimately vest at the end of the requisite service period. These awards are referred to as "performance-vesting non-vested stock."

Stock option activity during the years ended December 31, 2007, 2006 and 2005, under all of our stock option plans was as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2004	8,816,693	$23.71		
Granted	1,855,025	34.93		
Exercised	(639,464)	14.09		$14,075
Cancelled	(568,666)	39.14		
Outstanding as of December 31, 2005	9,463,588	$25.55		
Granted	773,111	30.92		
Exercised	(3,340,891)	25.69		$53,239
Forfeited	(532,517)	36.39		
Cancelled	(130,396)	38.93		
Outstanding as of December 31, 2006	6,232,895	$33.50		
Granted	686,200	30.80		
Exercised	(1,540,576)	31.25		$16,824
Forfeited	(499,692)	44.76		
Cancelled	(663,379)	45.01		
Outstanding as of December 31, 2007	4,215,448	$34.74	6.7 years	$ 4,779
Exercisable as of December 31, 2007	2,866,705	$35.96	6.0 years	$ 4,779

The following table summarizes information with respect to all outstanding and exercisable stock options under all of our stock option plans as of December 31, 2007:

	Options Outstanding			Options Exercisable	
Exercise Price Ranges	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number Exercisable	Weighted Average Exercise Price
$2.00 – $15.57	207,510	$ 8.91	2.7 years	207,510	$ 8.91
$18.25 – $28.85	519,225	22.73	4.8 years	479,591	22.27
$29.35 – $33.04	1,535,050	29.91	7.4 years	813,599	29.78
$33.56 – $39.47	1,227,975	34.78	7.6 years	667,343	34.88
$40.25 – $68.24	725,688	60.85	6.4 years	698,662	61.60
	4,215,448	$34.74	6.0 years	2,866,705	$35.96

The following table summarizes information with respect to all outstanding shares of non-vested stock under our non-vested plans as of December 31, 2007 and 2006:

	Number of Shares	Weighted Average Grant-Date Fair Value Per Share
Outstanding as of December 31, 2005	5,000	$35.29
Granted	414,125	29.02
Forfeited	(36,025)	29.91
Outstanding as of December 31, 2006	383,100	$29.02
Granted	501,350	29.89
Vested	(2,825)	32.42
Forfeited	(116,238)	29.17
Outstanding as of December 31, 2007	765,387	$29.30

Change in Control Provision

Each of the share-based awards granted under the plans, including stock options and shares of non-vested stock, are subject to a "change in control" provision. As defined by the plans, a change in control is deemed to have occurred if, among other things, any corporation, person, or other entity (other than CEC, a majority-owned subsidiary of CEC or any of CEC's subsidiaries, or an employee benefit plan sponsored or maintained by CEC), including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), becomes the beneficial owner of our common stock representing more than 20% of the combined voting power of our then outstanding common stock.

Under the Employee Plan, in the event of a change in control:

- Any stock options outstanding as of the date of the change in control and not then exercisable would become fully exercisable to the full extent of the original grant.
- The restrictions applicable to any outstanding shares of non-vested stock awards would lapse, and the shares of non-vested stock would become fully-vested and transferable to the full extent of the original grant.
- The performance goals and other conditions with respect to any performance-vesting non-vested stock or stock options subject to performance vesting conditions would be deemed to have been satisfied in full, and such awards would generally become fully distributable.
- Plan participants holding stock option awards as of the date of the change in control would have the right, by giving notice to us during the 60-day period from and after the date of a change in control, to elect to surrender all or part of a stock option award to us and receive, within 30 days of such notice, cash in an amount equal to the amount by which the per share change of control price, as defined below, exceeds the per share amount that the employee must pay to exercise the stock option award, multiplied by the number of stock options for which the employee has exercised this right.

Under the Directors Plan, in the event of a change in control, any stock options outstanding as of the date of such change in control and not then exercisable will become fully exercisable to the full extent of the original grant. In addition, our Board of Directors will have full discretion to do, among other things, any or all of the following with respect to outstanding stock option awards:

- Cause any stock option award to be cancelled, provided notice of at least 15 days thereof is provided before the date of cancellation;
- Grant the director participants, by giving notice during a pre-set period, the right to surrender all or part of a stock option award to us and to receive cash in an amount equal to the amount by which the change in control price per share on the date of such election exceeds the per share amount that the plan participant must pay to exercise the stock option award, multiplied by the number of shares of our common stock for which the director has exercised this right; and
- Take any other action our Board of Directors determines to take.

In the event of a change in control, as described above, the change in control price is defined by the plans as the highest reported sales price of a share of our common stock in any transaction reported on the principal exchange on which our shares are listed during the 60-day period prior to and including the date of the change in control event.

As of December 31, 2007, we are not aware of any person or entity, including a group, who beneficially owns, or at any point previously owned, 20% or more of the combined voting power of our outstanding common stock. As of December 31, 2007, no individual shareholder owned more than 13% of the combined voting power of our then outstanding common stock, and, based on existing facts and circumstances, we do not believe it is probable that the change in control provisions will be triggered.

If any person or entity, including a group, beneficially owned 20% or more of the combined voting power of our then outstanding common stock as of December 31, 2007, triggering the change in control provisions discussed above, we would have recognized additional share-based compensation expense of approximately $22.5 million during 2007. The estimated additional share-based compensation expense represents, for each outstanding share-based award, the greater of (a) the unrecognized grant date compensation expense for the share-based award as of December 31, 2007, or (b) the fair value of the cash redemption value of the share-based award as of December 31, 2007, less share-based compensation expense previously recorded under SFAS 123R or disclosed as pro forma compensation expense under SFAS 123, based on a change in control price of $34.87 per share, the highest reported share price of a share of our common stock in a transaction reported on the NASDAQ Global Select Market during the 60-day period prior to and including December 31, 2007.

Additionally, if the change in control provisions had been triggered as of December 31, 2007, or if we determined that the occurrence of a change in control event was probable, we would have recognized a liability of $19.3 million as of December 31, 2007, representing the estimated fair value of the obligation that would be due to participants who are eligible to surrender all or part of a stock option award to us in exchange for cash. Our estimation of this cash liability assumes that participants would elect to redeem for cash all stock options outstanding as of December 31, 2007, with an exercise price less than the change in control price.

Balance Sheet Presentation of Share-Based Awards Subject to Redemption

As discussed above, a participant in the plans has the right, or may be granted the right, upon the occurrence of a change in control event, to surrender all or part of his or her stock option awards to us in exchange for cash. As required by SFAS 123R, the grant-date cash redemption value of each outstanding stock option award is recorded as "Share-based awards subject to redemption" on our consolidated balance sheets on a pro rata basis over the requisite service period. Total grant-date cash redemption value for each outstanding stock option award represents the intrinsic value of the award as of the grant date, assuming that a change in control event occurred on the grant date. Share-based awards subject to redemption as of December 31, 2007, recorded upon our adoption of SFAS 123R as a reduction of retained earnings with no effect on net income, represents the portion of the total grant-date cash redemption value for all stock option awards outstanding as of December 31, 2007, earned by plan participants as a result of services rendered through such date. The adoption of SFAS 123R resulted in the cumulative effect recorded in this manner as of January 1, 2006 of $11.2 million. The amount increased during 2006 by $2.3 million and subsequently decreased by $1.9 million during 2007, resulting in a redemption value in the amount of $11.6 million and $13.5 million, respectively, as of December 31, 2007 and December 31, 2006.

Modifications to Outstanding Stock Options

On December 15, 2005, we accelerated the vesting of all outstanding, unvested stock options with a per share exercise price greater than $32.63, the market closing price of our common stock as of December 15, 2005 that were previously awarded to employees, including executive officers, and directors during 2003 and 2004 under the plans, such that all such options became immediately exercisable.

Stock options to purchase approximately 1.0 million shares of our common stock, or approximately 26% of the total outstanding unvested stock options as of December 15, 2005, were subject to the vesting acceleration. This amount included approximately 336,000 stock options held by our executive officers and directors. The weighted average exercise price of the stock options that were subject to the vesting acceleration was $60.38, and the individual exercise prices of such stock options ranged from $35.73 to $68.24. The exercise price of all stock options subject to the vesting acceleration held by our executive officers and directors was $62.56. As of December 15, 2005, the weighted average exercise price of $60.38 per share of the stock options subject to the accelerated vesting exceeded the per share market value of our common stock of $32.63 by approximately 85%.

The primary purpose of the vesting acceleration of these options was to eliminate the compensation expense associated with these options that we would be required to recognize in our consolidated statements of income under SFAS 123R. Future pre-tax compensation expense eliminated as a result of the acceleration of the vesting of these stock options, which otherwise would have been recognized as compensation expense during the original vesting periods, totals approximately $18.0 million, including a pre-tax reduction of expense of approximately $8.2 million in 2006, approximately $7.5 million in 2007, and approximately $2.3 million in 2008.

Under the Second Amendment to the Employment Agreement by and among John M. Larson, Career Education Corporation, and CEC Employee Group, LLC, as amended, dated as of December 19, 2006, by and among Mr. Larson, us, and CEC Employee Group, LLC (the "Amendment"), we agreed to (i) accelerate the date of the vesting of certain specified outstanding unvested options to purchase a total of 100,000 shares of our common stock granted to Mr. Larson under our 1998 Employee Incentive Compensation Plan, as amended, and (ii) extend the time allotted for Mr. Larson's post-termination exercise of certain specified outstanding options to purchase a total of 700,000 shares of our common stock, with exercise prices ranging from $22.07 to $62.56, granted to Mr. Larson under the 1998 Employee Incentive Compensation Plan, as amended, from March 19, 2007 until December 31, 2007. We recognized non-cash share-based compensation expense of approximately $1.7 million during the fourth quarter of 2006 as a result of the modifications made to these stock options.

Implementation of SFAS 123R

On January 1, 2006, we adopted the provisions of SFAS 123R, which is a revision of SFAS 123, and replaces our previous method of accounting for share-based awards under Opinion No. 25 for periods beginning in 2006. SFAS 123R requires that all share-based payments to employees, including grants of stock options, shares of non-vested stock and the compensatory elements of employee stock option plans, be recognized in the financial statements based on the estimated fair value of the equity or liability instrument issued.

We previously accounted for share-based compensation using the intrinsic value method as defined in Opinion 25. Prior to January 1, 2006, no share-based employee compensation cost, other than the insignificant costs associated with infrequent issuances of shares of non-vested stock, was reflected in our consolidated statement of income. SFAS 123R requires that we report the tax benefit from the tax deduction related to share-based compensation that is in excess of recognized compensation costs as a financing cash flow rather than as an operating cash flow in our consolidated statement of cash flows. Prior to January 1, 2006, Opinion 25 required that we report the entire tax benefit related to the exercise of stock options as an operating cash flow. Accordingly our adoption of SFAS 123R on January 1, 2006, resulted in an increase in cash flows from financing activities and a decrease in cash flow from operating activities of approximately $5.9 million and $20.8 million for the years ended December 31, 2007 and 2006, respectively.

We adopted SFAS 123R using the modified prospective transition method. Under this method, employee compensation cost recognized during 2007 and 2006 includes (1) compensation cost for all share-based payments granted prior to, but not yet vested, as of January 1, 2006, based on grant date fair value estimated in accordance with the provisions of SFAS 123 and (2) compensation cost for all share-based awards granted on or subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Under the modified prospective transition method, the provisions of SFAS 123R were not applied to periods prior to adoption, and, thus, prior period financial statements have not been restated.

Notes to Consolidated Financial Statements

In accordance with SFAS 123R, the fair value of each stock option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. Consistent with our approach under the disclosure only provisions of SFAS 123, we will continue to recognize the value of share-based compensation as expense in our consolidated statements of income during the vesting periods of the underlying share-based awards using the straight-line method. SFAS 123R requires companies to estimate forfeitures of share-based awards at the time of grant and revise such estimates in subsequent periods if actual forfeitures differ from original projections. Consistent with our approach under the disclosure-only provisions of SFAS 123, we will continue to estimate forfeitures at the time of grant.

Our adoption of SFAS 123R on January 1, 2006, resulted in decreases in our operating income before provision for income taxes for the years ended December 31, 2007 and 2006 of $10.5 million and $14.9 million, respectively, and decreases in our income from continuing operations for the years ended December 31, 2007 and 2006, of $7.0 million and $9.8 million, respectively. In addition, our adoption of SFAS 123R resulted in a reduction of basic earnings per share for the years ended December 31, 2007 and 2006 of $0.07 and $0.10, respectively, and a reduction in diluted earnings per share for the years ended December 31, 2007 and 2006, of $0.07 and $0.10, respectively.

The table below reflects net income and net income per share for the years ended December 31, 2007 and 2006, compared to pro forma net income and net income per share for year ended December 31, 2005, presented as if we had applied the fair value recognition provisions of SFAS 123 to share-based compensation during the year ended December 31, 2005:

For the Year Ended December 31,	**2007 Actual**	2006 Actual	2005 Pro Forma
(In thousands, except per share amounts)			
Net income, as previously reported[1]			$233,878
Share-based compensation expense determined under fair value method for all awards, net of tax effect[2]			(27,977)
Net income, including the effect of share-based compensation expense	**$59,553**	$46,569	$205,901
Basic net income per share –			
Net income[1]	**$ 0.64**	$ 0.48	$ 2.32
Net income, including the effect of share-based compensation expense	**$ 0.64**	$ 0.48	$ 2.04
Diluted net income per share –			
Net income[1]	**$ 0.63**	$ 0.47	$ 2.26
Net income, including the effect of share-based compensation expense	**$ 0.63**	$ 0.47	$ 1.99

(1) Net income and net income per share prior to 2006 does not include share-based employee compensation expense under SFAS 123, as we adopted the disclosure-only provisions of SFAS 123 prior to our adoption of SFAS 123R in 2006.

(2) Share-based compensation expense prior to 2006 was calculated in accordance with SFAS 123.

Share-Based Awards Assumptions

In accordance with SFAS 123R, the fair value of each stock option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. SFAS 123R requires companies to estimate forfeitures of share-based awards at the time of grant and revise such estimates in subsequent periods if actual forfeitures differ from original projections. Consistent with our approach under the disclosure-only provisions of SFAS 123, we will continue to estimate forfeitures at the time of grant.

The fair value of each stock option award granted during the years ended December 31, 2007, 2006, and 2005 was estimated on the date of grant using the Black-Scholes-Merton option pricing model. Our determination of the fair value of each stock option is affected by our stock price on the date of grant, as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the expected life of the awards and actual and projected stock option exercise behavior. The weighted average fair value per share of stock option awards granted during the years ended December 31, 2007, 2006 and 2005, and assumptions used to value stock options are as follows:

For the Year Ended December 31,	**2007**	2006	2005
Dividend yield	**–**	–	–
Risk-free interest rate	**4.6%**	5.1%	3.8%
Weighted average volatility	**51.3%**	53.8%	50.0%
Expected life (in years)	**5.8**	5.6	4.0
Weighted average grant date fair value per share of options granted	**$16.38**	$16.84	$15.03

Volatility is calculated based on the actual historical daily prices of our common stock over the expected term of the stock option award. During the year ended December 31, 2007, we utilized a range of expected volatility assumptions for purposes of estimating the fair value of stock options awarded during the period. Such volatility assumptions ranged from 50.2% to 51.6%.

The expected life of each stock option award is estimated based primarily on our actual historical director and employee exercise behavior.

The fair value of each share of non-vested stock is equal to the fair market value of our common stock as of the date of grant.

All shares of performance-vesting non-vested stock granted during 2007 are subject to performance conditions based on the results of school-level independent compliance audits and the compliance of our schools with federal, state, and accrediting body regulations. Share-based compensation expense associated with performance-vesting non-vested stock awards is recognized only to the extent that we believe performance conditions attributable to such awards will ultimately be satisfied. As of December 31, 2007, we believe performance conditions attributable to our performance-vesting non-vested stock awards will be satisfied.

As of December 31, 2007, we estimate that pre-tax compensation expense for all unvested share-based awards, including both stock options and shares of non-vested stock, in the amount of approximately $20.1 million will be recognized through the year 2011. We expect to satisfy the exercise of stock options and future distribution of shares of non-vested stock by issuing new shares of common stock.

17. Employee Benefit Plans

Retirement Savings and Profit Sharing Plan

We maintain a defined contribution 401(k) retirement savings and profit sharing plan covering substantially all of our employees in the United States. Under the plan, an eligible employee may elect to defer receipt of a portion of the annual pay, including salary and bonus. We contribute this amount to the plan on the employee's behalf and also make a matching contribution equal to 100% of the first 2% and 50% of the next 4% of the percentage of annual pay that the employee elects to defer. A participant is 100% vested at all times in the amounts the employee defers from annual pay. A participant becomes 100% vested in our matching contributions ratably over five years, starting from the first of the month following 30 days after the employee's hire date. Effective January 2008, vesting in matching contributions in 2008 and subsequent years has been amended to a new vesting schedule. A participant becomes 100% vested in our matching contributions after two years of employee service. Matching contributions made prior to 2008 will continue to become 100% vested ratably over five years. During the years ended December 31, 2007, 2006, and 2005, we recorded expense for continuing and discontinued operations under this plan of approximately $12.4 million, $11.2 million, and $10.8 million, respectively.

Employee Stock Purchase Plan

We maintain an employee stock purchase plan that allows substantially all full-time and part-time employees to acquire shares of our common stock through payroll deductions over three month offering periods. Prior to January 2006, the per share purchase price under the plan was equal to 85% of the fair market value of our common stock on either the first or last day of the offering period, whichever was lower, and purchases were limited to 10% of an employee's annual pay, up to a maximum of $20,000 per calendar year. In January 2006, we amended the plan as follows: (1) the per share purchase price is equal to 85% of the fair market value of a share of our common stock on the last day of the offering period, and (2) purchases are limited to 10% of an employee's salary, up to a maximum of $25,000 per calendar year. We are authorized to grant up to 4.0 million shares of common stock under the employee stock purchase plan, and, as of December 31, 2007, 1.6 million shares of common stock have been issued under the plan.

Share-based compensation expense recorded during the years ended December 31, 2007, 2006, and 2005, in connection with the compensatory elements of our employee stock purchase plan, was not significant.

Deferred Compensation Plan

We maintain a deferred compensation plan for certain key employees, whereby certain wages earned by plan participants are deferred and placed in a Rabbi Trust. Assets held in trust are invested in marketable securities on behalf of plan participants. We are required to include in our financial statements the net assets of the trust. Assets held in trust are accounted for as trading securities, and, accordingly, changes in the fair value of such assets are recognized as realized investment gains or losses. Changes in the fair value of the deferred compensation obligation are recorded as charges or credits to compensation expense. Contributions to the plan by plan participants during the years ended December 31, 2007, 2006, and 2005, were approximately $0.1 million, $0.7 million, and $0.8 million, respectively. Distributions and net realized gains or losses during the years ended December 31, 2007, 2006, and 2005, were not significant. The fair value of assets held in the Rabbi Trust, included in other non-current assets on our consolidated balance sheets, and the accompanying deferred compensation obligation, included in other long-term liabilities on our consolidated balance sheets, were each approximately $2.3 million as of December 31, 2007, and $4.8 million as of December 31, 2006.

18. Segment Reporting

Based on our interpretation of SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information* ("SFAS 131"), we have identified six school reportable segments, consisting of the Academy segment, the Colleges segment, the Culinary Arts segment, the Health Education segment, the International segment, and the University segment.

The Academy segment includes our International Academy of Design and Technology campuses that collectively offer academic programs primarily in the career-oriented discipline of visual communications and design technologies in an online or classroom setting.

The Colleges segment includes schools that collectively offer academic programs in each of our core career-oriented disciplines of business studies, health education, information technology, and visual communications and design technologies in a classroom or laboratory setting.

The Culinary Arts segment includes our Le Cordon Bleu and Kitchen Academy schools that collectively offer culinary arts academic programs in the career-oriented disciplines of culinary arts, baking and pastry arts, and hotel and restaurant management primarily in a classroom or kitchen setting.

The Health Education segment primarily includes our Sanford-Brown schools that collectively offer academic programs in the career-oriented disciplines of health education, business studies, visual communication and design technologies, and information technology in a classroom or laboratory setting.

The International segment includes our INSEEC Group schools and Istituto Marangoni schools located in France, Italy, and the United Kingdom, which collectively offer academic programs in the career-oriented disciplines of business studies, fashion and design, and visual communication and technologies in a classroom or laboratory setting.

The University segment includes our American InterContinental University and Colorado Technical University universities that collectively offer academic programs in the career-oriented disciplines of business studies, visual communication and design technologies, health education, information technology, criminal justice, and education in an online, classroom, or laboratory setting.

Our chief operating decision maker evaluates segment performance based on operating income. Adjustments to reconcile segment results to consolidated results are included under the caption "Corporate and other," which primarily includes unallocated corporate activity and eliminations.

Notes to Consolidated Financial Statements

Summary financial information by reportable segment is as follows (in thousands):

For the Year Ended December 31,	Revenues 2007	2006	2005	Operating Income (Loss) 2007	2006	2005
Segments:						
University segment	**$ 682,750**	$ 837,576	$ 870,125	**$ 91,342**	$204,623	$282,957
Culinary Arts segment	**365,789**	364,169	383,330	**49,133**	60,646	82,669
Colleges segment	**184,355**	218,840	242,399	**9,001**	32,331	49,483
Health Education segment	**189,017**	168,896	153,874	**6,980**	(82,551)	1,087
Academy segment	**170,917**	164,548	160,009	**3,390**	13,808	11,636
International segment	**81,907**	50,895	44,830	**13,024**	11,456	9,137
Corporate and other	**147**	894	14	**(52,452)**	(83,474)	(55,721)
	$1,674,882	$1,805,818	$1,854,581	**120,418**	156,839	381,248
Reconciling items:						
Interest income				**18,948**	19,002	11,937
Interest expense				**(1,185)**	(1,905)	(1,802)
Share of affiliate earnings				**4,735**	3,966	5,067
Miscellaneous income (expense)				**761**	(127)	(934)
Income from continuing operations before provision for income taxes				**$143,677**	$177,775	$395,516

For the Year Ended December 31,	Depreciation and Amortization 2007	2006	2005
Segments:			
University segment	**$16,982**	$17,882	$13,014
Culinary Arts segment	**18,283**	19,152	18,893
Colleges segment	**10,323**	10,660	9,789
Health Education segment	**7,167**	7,736	6,858
Academy segment	**9,213**	8,850	8,439
International segment	**2,886**	850	1,028
Corporate and other	**13,329**	12,365	10,196
	$78,183	$77,495	$68,217

As of December 31,	Total Assets 2007	2006	2005
Segments:			
University segment	**$ 828,892**	$ 752,996	$ 615,808
Culinary Arts segment	**516,847**	494,869	449,902
Colleges segment	**251,528**	210,511	188,523
Health Education segment	**403,618**	383,817	463,751
Academy segment	**144,743**	135,970	113,908
International segment	**274,652**	114,014	86,660
Corporate and other	**(1,101,663)**	(735,531)	(515,186)
Assets held for sale	**47,849**	63,156	91,937
	$ 1,366,466	$1,419,802	$1,495,303

The negative balances in the corporate and other segment asset balances as of December 31, 2007, 2006, and 2005 are primarily attributable to the elimination of intercompany receivable activity between corporate and our schools and campuses.

Our principal operations are located in the United States, and our results of operations and long-lived assets in geographic regions outside of the United States are not significant to our consolidated results of operations and long-lived assets. During the years ended December 31, 2007, 2006, and 2005, no individual customer accounted for more than 10% of our consolidated revenues.

See Note 20 "Subsequent Events" of the notes to our consolidated financial statements for further discussion on our segment reporting.

19. Quarterly Financial Summary (Unaudited)

2007	First	Second	Third	Fourth
(In thousands, except per share data)				
Revenue[1]	**$428,048**	**$405,271**	**$404,405**	**$437,158**
Operating income[1]	**46,140**	**11,934**	**23,948**	**38,396**
Net income	**30,036**	**5,125**	**15,561**	**8,831**
Net income per share[2]:				
Basic	**$ 0.31**	**$ 0.05**	**$ 0.17**	**$ 0.10**
Diluted	**0.31**	**0.05**	**0.17**	**0.10**

2006	First	Second	Third	Fourth
(In thousands, except per share data)				
Revenue[1]	$489,989	$452,585	$428,564	$434,680
Operating income (loss)[1]	97,750	(21,829)	38,405	42,513
Net income (loss)	52,701	(47,510)	20,716	20,662
Net income (loss) per share[2]:				
Basic	$ 0.54	$ (0.49)	$ 0.22	$ 0.21
Diluted	0.53	(0.49)	0.22	0.21

[1] Amounts prior to the second quarter of 2007 reflected in the table above differ from previously filed quarterly and annual reports. During the second quarter of 2007, we announced our decision to teach out our two Brooks College campuses, which were previously reported in discontinued operations as of December 31, 2006 and March 31, 2007. The above table has been restated for each respective quarter in 2006 and the first quarter in 2007 to properly reflect the reclassification of the Brooks College campuses results of operations from discontinued operations to continuing operations for all periods presented.

[2] Basic and diluted earnings per share are calculated independently for each of the quarters presented. Accordingly, the sum of the quarterly earnings per share amounts may not agree with the annual earnings per share amount for the corresponding year.

20. Subsequent Events

AU Dubai

On December 10, 2007 the Commission on Colleges, Southern Association of Colleges and Schools granted initial separate accreditation to the American University in Dubai ("AU Dubai"). Effective as of January 1, 2008, we terminated our agreement to share profits relating to the AU Dubai. All of our responsibilities for the management of that institution ended as of that date.

Recourse Loan Program

On January 18, 2008, we received notification that Sallie Mae would be terminating its recourse loan program with us, and more broadly within all of the postsecondary education market. Sallie Mae also notified us that while it intends to continue their non-recourse programs with us, Sallie Mae is also reviewing various aspects of such programs, including underwriting criteria. Sallie Mae agreed to extend the recourse loan program past the 30 day termination period to March 31, 2008. During the extension period the discount fee on loans certified during that period increases from 25% to 44%. Our efforts to work with Sallie Mae to arrange continued funding for active students that currently utilize Sallie Mae recourse loans past March 31, 2008 were not successful. We were notified by Sallie Mae on February 14, 2008 that it would no longer continue to offer recourse to existing students entering their second or subsequent academic term.

Schools and campuses held for sale

On February 15, 2008, we announced plans to teach out all programs at McIntosh College, Lehigh Valley College and seven of the campuses that were part of the Gibbs Division; Gibbs Colleges in Cranston, RI; Boston, MA; Livingston and Piscataway, NJ; and Norwalk, CT; and Katharine Gibbs Schools in New York, NY and Norristown, PA. Each campus will employ a gradual teach-out process, enabling it to continue to operate while current students complete their programs. The campuses will no longer enroll new students. The other two schools held for sale at December 31, 2007, Gibbs College, Vienna, VA and Katharine Gibbs School, Melville, NY will remain with us. The campuses will be converted to Sanford-Brown schools focusing on allied health programs. The results of operations for these two schools will be reported within the Health segment.

Companywide restructuring

On February 12, 2008, we announced a companywide restructuring. We will be removing duplicative management layers by eliminating the current Group President position and appointing senior executives to lead multi-disciplinary strategic business units ("SBUs"). These SBUs will be organized by key market segments to enhance brand focus and operational alignment within each segment. The new SBUs are Art & Design, University, Culinary Arts, International and Health Education. We are also creating a new Transitional Schools business segment for those schools being taught out. The schools and campuses formerly within the Colleges Division will become a part of the Art & Design or University SBU, as appropriate. We will revise our segment reporting in accordance with SFAS 131 during the first quarter of 2008.

AIU – Los Angeles, CA

On February 19, 2008, we announced plans to teach out all programs at our AIU – Los Angeles, CA campus.

Executive Leadership Team and Board of Directors

Executive Leadership Team (as of March 10, 2008)

Gary E. McCullough
President and Chief Executive Officer

Michael J. Graham
Executive Vice President
and Chief Financial Officer

Jeffery D. Ayers
Senior Vice President, General Counsel
and Corporate Secretary

Thomas G. Budlong
Senior Vice President,
Organization Effectiveness and Administration

Dr. Donna L. Gray
Vice President, Academic Affairs

George K. Grayeb
Senior Vice President, Health Education

Deborah L. Lenart
Senior Vice President, University

Leonard A. Mariani
Senior Vice President,
Chief Marketing and Admissions Officer

Ty K. Roberts
Senior Vice President, Art and Design

Paul R. Ryan
Senior Vice President, Culinary Arts

Todd H. Steele
Senior Vice President, International,
Business Development and Planning

Board of Directors

Robert E. Dowdell
Chairman of the Board of
Career Education Corporation

Gary E. McCullough
President and Chief Executive Officer of
Career Education Corporation

Dennis H. Chookaszian
Former Chairman and Chief Executive Officer of
CNA Financial Corporation

Patrick W. Gross
Founder and Chairman of The Lovell Group

Thomas B. Lally
Former President of Heller Equity Capital Corporation

Steven H. Lesnik
Chairman of KemperSports Inc.

Leslie T. Thornton
Partner, Dickstein Shapiro, LLP and
former Chief of Staff to U.S. Secretary of
Education Richard W. Riley

Corporate and Stockholder Information

Safe Harbor Statement
This Annual Report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon various assumptions, and certain known and unknown risks and uncertainties could cause actual results to differ materially from those expressed or implied in our forward looking statements. Such risks and uncertainties include, among others, those listed in Part I, Item 1A "Risk Factors" of the Company's Annual Report on Form 10-K for the year ended December 31, 2007 and its other filings with the Securities and Exchange Commission. Career Education Corporation assumes no obligation to update its forward looking statements.

Important Information
Career Education Corporation plans to file with the Securities and Exchange Commission (the "SEC") and mail to its stockholders a Proxy Statement in connection with its 2008 Annual Meeting, and advises its security holders to read the Proxy Statement relating to the 2008 Annual Meeting when it becomes available because it will contain important information. Security holders may obtain a free copy of the Proxy Statement and any other relevant documents (when available) that Career Education Corporation files with the SEC at the SEC's Web site at http://www.sec.gov. The Proxy Statement and these other documents may also be obtained for free from Career Education Corporation by directing a request to Career Education Corporation, Attn: Investor Relations, 2895 Greenspoint Parkway, Suite 600, Hoffman Estates, Ill. 60169, or to Georgeson Shareholder Communications Inc. by toll-free telephone at (888) 206-5970, or by mail at 17 State Street, 10th Floor, New York, N.Y. 10004.

Certain Information Regarding Participants
Career Education Corporation, its directors and certain of its officers may be deemed to be participants in the solicitation of Career Education Corporation's security holders in connection with its 2008 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Career Education Corporation's Annual Report on Form 10-K for the year ended December 31, 2007 and its Proxy Statement relating to its 2008 Annual Meeting.

Common Stock
The Company's Common Stock trades on the Nasdaq Global Select Market under the symbol CECO. The Company has not paid any cash dividends to its common stockholders since its inception and does not intend to pay any cash dividends in the foreseeable future. As of February 26, 2008 there were 160 holders of record of our common stock. The following table sets forth the range of high and low sales prices per share for our common stock as reported on the Nasdaq Global Select Market for the periods indicated.

2007	High	Low
First quarter	$32.71	$24.36
Second quarter	36.68	29.16
Third quarter	35.62	25.56
Fourth quarter	36.09	24.72

2006	High	Low
First quarter	$37.74	$30.24
Second quarter	42.59	29.41
Third quarter	29.90	17.60
Fourth quarter	27.77	20.71

Annual Meeting of Stockholders
The annual meeting of stockholders of Career Education Corporation will be held on May 13, 2008.

Reports and Publications
Copies of CEC's Form 10-Ks and Form 10-Qs as filed with the Securities and Exchange Commission may be obtained without charge by accessing the SEC's Web site at www.sec.gov, or the Company's Web site at www.careered.com.

Common Stock Transfer Agent and Registrar
Computershare Investor Services
2 North LaSalle Street
Chicago, Ill. 60602
Attn: Shareholder Services
(312) 588-4991
www.computershare.com

Corporate Headquarters
Career Education Corporation
2895 Greenspoint Parkway
Suite 600
Hoffman Estates, Ill. 60169
Phone: (847) 781-3600
Facsimile: (847) 781-3610
www.careered.com

Investor Relations
Karen M. King
Vice President of
Investor Relations
(847) 585-3899
investorrelations@careered.com

Independent Accountants
Ernst & Young LLP
233 South Wacker Drive
Chicago, Ill. 60606

CAMPUSES

Principal Curricula
B = Business studies
CA = Culinary arts
HE = Health education
IT = Information technology
VC = Visual communication and design technologies

FRANCE

Institut des Hautes Études Economiques et Commerciales
Paris *(B)*
www.inseec-france.com

Institut des Hautes Études Economiques et Commerciales
Bordeaux *(B)*
www.inseec-france.com

École de Commerce Européenne
Bordeaux *(B)*
www.ece-france.com

École de Commerce Européenne
Lyon *(B)*
www.ece-france.com

SUP de Pub
Paris *(VC)*
www.inseecfrance.com

MBA Institute
Paris *(B)*
www.imip-mbai-paris.com

CEFIRE
Paris *(B)*
www.cefire-paris.com

Sup Santé
Lyon *(HE)*
www.supsante.com

Sup Santé
Paris *(HE)*
www.supsante.com

Istituto Marangoni
Paris *(VC)*
www.istitutomarangoni.com

ITALY

Istituto Marangoni
Milan *(VC)*
www.istitutomarangoni.com

UNITED KINGDOM

American InterContinental University
London *(B, IT, VC)*
www.aiulondon.ac.uk

Istituto Marangoni
London *(VC)*
www.istitutomarangoni.com

UNITED STATES

Arizona

Collins College
Tempe & Phoenix *(B, IT, VC)*
www.collinscollege.edu

Scottsdale Culinary Institute
Scottsdale *(CA)*
www.scichefs.com

California

Brooks Institute
Santa Barbara & Ventura *(VC)*
www.brooks.edu

California Culinary Academy
San Francisco *(CA)*
www.baychef.com

California School of Culinary Arts
Pasadena *(CA)*
www.scsca.com

Kitchen Academy
Hollywood *(CA)*
www.kitchenacademy.com

Kitchen Academy
Sacramento *(CA)*
www.kitchenacademy.com

International Academy of Design & Technology
Sacramento *(B, IT, VC)*
www.iadt.edu

Colorado

Colorado Technical University
Colorado Springs *(B, IT, VC)*
www.ctu-coloradosprings.com

Colorado Technical University
Denver *(B, IT, VC)*
www.ctu-denver.com

Florida

American InterContinental University
Weston *(B, IT, VC)*
www.aiuftlaud.com

International Academy of Design & Technology
Orlando *(B, IT, VC)*
www.iadt.edu

International Academy of Design & Technology
Tampa *(IT, VC)*
www.iadtampa.com

Le Cordon Bleu College of Culinary Arts Miami
Miramar *(CA)*
www.miamiculinary.com

Orlando Culinary Academy
Orlando *(CA)*
www.orlandoculinary.com

Sanford-Brown Institute
Ft. Lauderdale *(HE)*
www.sbftlauderdale.com

Sanford-Brown Institute
Jacksonville *(HE)*
www.sbjacksonville.com

Sanford-Brown Institute
Tampa *(HE)*
www.sbtampa.com

Georgia

American InterContinental University
Buckhead *(B,VC)*
www.aiubuckhead.com

American InterContinental University
Dunwoody *(B, IT, VC)*
www.aiudunwoody.com

Le Cordon Bleu College of Culinary Arts Atlanta
Tucker *(CA)*
www.atlantaculinary.com

Sanford-Brown Institute
Atlanta *(HE)*
www.sb-atlanta.com

Illinois

The Cooking and Hospitality Institute of Chicago
Chicago *(CA)*
www.chicnet.org

Harrington College of Design
Chicago *(VC)*
www.interiordesign.edu

International Academy of Design & Technology
Chicago *(B, IT, VC)*
www.iadtchicago.com

International Academy of Design & Technology
Schaumburg *(B, IT, VC)*
www.iadtschaumburg.com

Sanford-Brown College
Collinsville *(B, HE, IT)*
www.sbcollinsville.com

Maryland

Sanford-Brown Institute
Landover *(HE)*
www.sblandover.com

Michigan

International Academy of Design & Technology
Troy *(VC)*
www.iadtdetroit.com

Minnesota

Brown College
Mendota Heights & Brooklyn Center *(B, HE, IT, VC)*
www.browncollege.edu

Le Cordon Bleu College of Culinary Arts Minneapolis/St.Paul
Mendota Heights *(CA)*
www.brownculinary.com

Missouri

Colorado Technical University
North Kansas City *(B, HE, IT, VC)*
www.ctukansascity.com

Missouri College
St. Louis *(B, HE, IT)*
www.missouri-college.com

Sanford-Brown College
Fenton *(B, HE, IT)*
www.sbc-fenton.com

Sanford-Brown College
Hazelwood *(B, HE, IT)*
www.sbc-hazelwood.com

Sanford-Brown College
St. Peters *(B, HE, IT)*
www.sbcstpeters.com

Nevada

Le Cordon Bleu College of Culinary Arts Las Vegas
Las Vegas *(CA)*
www.vegasculinary.com

International Academy of Design & Technology
Henderson *(VC)*
www.iadtlasvegas.com

New Jersey

Sanford-Brown Institute
Iselin *(B, HE)*
www.sb-nj.com

New York

Briarcliffe College
Bethpage & Queens *(B, HE, IT, VC)*
www.bcbeth.com

Briarcliffe College
Patchogue *(B, IT, VC)*
www.bcpat.com

Katharine Gibbs School
Melville *(B, IT, VC)*
www.gibbsmelville.com

Sanford-Brown Institute
Garden City *(HE)*
www.sbgardencity.com

Sanford-Brown Institute
New York *(HE)*
www.sbnewyork.com

Sanford-Brown Institute
White Plains *(HE)*
www.sbiwhiteplains.com

Ohio

Sanford-Brown College
Middleburg Heights *(B, HE)*
www.sbccleveland.com

Oregon

Western Culinary Institute
Portland *(CA)*
www.westernculinary.com

Pennsylvania

Pennsylvania Culinary Institute
Pittsburgh *(CA)*
www.paculinary.com

Sanford-Brown Institute
Trevose *(HE)*
www.sbphilly.com

Western School of Health and Business Careers
Monroeville *(B, HE, IT)*
www.westernschool.com

Western School of Health and Business Careers
Pittsburgh *(B, HE, IT)*
www.westernschool.com

South Dakota

Colorado Technical University
Sioux Falls *(B, HE, IT)*
www.ctu-siouxfalls.com

Tennessee

International Academy of Design & Technology
Nashville *(VC)*
www.iadtnashville.com

Texas

American InterContinental University
Houston *(B, IT, VC)*
www.aiuhouston.com

International Academy of Design & Technology
San Antonio *(B, IT, VC)*
www.iadt.edu

Le Cordon Bleu College of Culinary Arts
Dallas *(CA)*
www.dallasculinary.com

Texas Culinary Academy
Austin *(CA)*
www.txca.com

Sanford-Brown Institute
Dallas *(HE)*
www.sbdallas.com

Sanford-Brown Institute
Houston *(HE)*
www.sbhouston.com

Sanford-Brown Institute
Houston North Loop *(HE)*
www.sbhouston.com

Virginia

Gibbs College
Vienna *(B, IT, VC)*
www.gibbsschool.com

Washington

International Academy of Design & Technology
Seattle *(VC)*
www.iadtseattle.com

Wisconsin

Sanford-Brown College
West Allis *(B, HE, IT)*
www.sbcmilwaukee.com

ONLINE EDUCATION

American InterContinental University *(B, IT, VC)*
www.aiu-online.com

Colorado Technical University
(B, IT)
www.ctuonline.edu

International Academy of Design & Technology Online *(VC)*
www.online.academy.edu

CAREER EDUCATION CORPORATION

Career Education Corporation
2895 Greenspoint Parkway
Suite 600
Hoffman Estates, IL 60169

www.careered.com

END